FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Dated March 4, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the ~~Securities Exchange~~ Act of 1934

P.E. March 4, 2002

HSBC Bank plc

Poultry, London EC2P 2BX, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ...... ✓ ..... Form 40-F ....]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934

Yes .... No ...... ✓ ....]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :

82- ....]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC BANK PLC

By : ....

Name : Ian B Marshall
Title : Company Secretary

Dated : March 4, 2002

HSBC Bank plc

Annual Report and Accounts


HSBC

Annual Report and Accounts 2001

Financial Highlights

	2001	2000	1999	1998	1997
For the year (£m)					
Operating profit before provisions	**2,399**	2,282	2,070	1,745	1,719
Profit on ordinary activities before tax	**2,290**	2,046	1,724	1,522	1,625
Profit attributable	**1,641**	1,345	1,201	1,042	1,051
At year-end (£m)					
Shareholders' funds	**15,630**	14,684	4,868	4,780	4,435
Capital resources	**12,209**	11,527	8,121	7,918	7,600
Customer accounts and deposits by banks	**147,665**	131,329	77,874	72,181	70,169
Total assets	**202,336**	185,203	106,468	104,846	102,076
Ratios (%)					
Return on average shareholders' funds (equity)	**10.4**	18.7	25.9	23.4	26.0
Capital ratios					
— total capital	**10.7**	10.7	11.3	11.1	11.4
— tier 1 capital	**6.8**	6.5	6.8	6.8	6.7
Cost:income ratio (excluding the amortisation of goodwill)	**59.0**	55.8	54.3	56.8	57.5
Per ordinary share (pence)					
Earnings	**198.0**	162.6	144.8	125.3	126.3


Operating profit before provisions (£m)


2,500
2,000
1,500
1,000
500
0
1,719
1,745
2,070
2,282
2,399
1997 1998 1999 2000 2001

Cost:income ratio (%)


65
60
55
50
45
57.5
56.8
54.3
55.8
59.0
1997 1998 1999 2000 2001

Capital resources (£m)


13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
7,600
7,918
8,121
11,527
12,209
1997 1998 1999 2000 2001

Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING COMMENTS

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC Bank plc (the 'bank') and its subsidiary undertakings, joint ventures and associates (together the 'group'). Among other sections, 'Business Description' and 'Financial Review' contain various forward-looking statements which represent the bank's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'value at risk', estimation, 'hypothetical', and similar expressions or variations on such expressions may be considered 'forward-looking statements'. Other factors that could cause actual results, performance or events to differ materially from those expressed or implied in this document include, but are not limited to, general economic conditions, changes in competition, and fiscal and other government policies adopted in the UK and in other countries in which the group has significant business activity or investments.

Presentation of Information

This document comprises the *Annual Report and Accounts 2001* and the *Annual Report on Form 20-F 2001* to the US Securities and Exchange Commission (the 'SEC') for HSBC Bank plc (the 'bank') and its subsidiary undertakings, joint ventures and associates (together the 'group'). It contains the Directors' Report and Accounts, together with the Auditors' Report thereon, as required by the UK Companies Act 1985.

The group's Accounts and Notes thereon, as set out on pages 79 to 156, are prepared in accordance with UK generally accepted accounting principles ('UK GAAP'), which differ in certain respects from US generally accepted accounting principles ('US GAAP') (see Note 44 of the Notes on the Accounts). UK GAAP, as applied to banks, include the Statements of Recommended Accounting Practice ('SORPs') issued by the British Bankers' Association and the Irish Bankers' Federation. In order to comply with US reporting requirements, three years' profit and loss information is presented, except for the new segmental reporting which is explained on page 21.

Certain information relating to the group's activities is presented separately for domestic and international operations. For this purpose, domestic operations reflect the activities of banking in the UK, excluding UK business with foreign correspondent banks, and the UK-based activities of Treasury and Capital Markets. International operations reflect the activities of International Banking, Crédit Commercial de France S.A. ('CCF'), HSBC Republic, Treasury and Capital Markets' overseas operations and UK business with foreign correspondent banks.

The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling respectively.

Exchange rates

In this *Annual Report and Accounts*, all amounts are expressed in pounds sterling unless otherwise specified. The following table sets forth, for the years and dates indicated, the US dollar exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the 'noon buying rate'). The average rate means the average of the exchange rates on the last business day of each month during the year.

US dollar:pound sterling noon buying rates	At year-end	Average	High	Low
2001	**1.455**	**1.440**	**1.505**	**1.373**
2000	1.494	1.516	1.652	1.400
1999	1.612	1.618	1.676	1.553
1998	1.664	1.658	1.719	1.615
1997	1.643	1.640	1.711	1.578

The noon buying rate on 27 February 2002 was US$1.417 = £1. No representation is made that pounds sterling amounts have been, could have been, or could be converted into US dollars at that rate.

The rate used in translating US dollar-denominated assets and liabilities at 31 December 2001 was US$1.449 = £1 (2000: US$1.492). The average rate used by the bank in translating US dollar-denominated results of overseas branches and subsidiary undertakings, joint ventures and associates for the year ended 31 December 2001 was US$1.443 = £1 (2000: US$1.515; 1999: US$1.618).

Business Description

Introduction

HSBC Bank plc and its subsidiaries form a UK-based financial services group providing a wide range of banking, treasury and financial services to personal, commercial and corporate customers mainly in the United Kingdom and Europe. The bank's strategy is to build long-term relationships and reward customers through value-for-money products and high-quality service.

HSBC Bank plc (formerly Midland Bank plc) was formed in England in 1836 and subsequently registered as a limited company in 1880. In 1923, the company adopted the name of Midland Bank Limited which it held up to 1982 when the name was changed to Midland Bank plc.

During the year ended 31 December 1992, Midland Bank plc became a wholly owned subsidiary undertaking of HSBC Holdings plc ('HSBC Holdings'), whose principal executive office is at 10 Lower Thames Street, London EC3R 6AE. HSBC Bank plc adopted its current name, changing from Midland Bank plc, in the year ended 31 December 1999.

HSBC Holdings, together with its subsidiary undertakings, is referred to as the 'HSBC Group'. The HSBC Group has some 7,000 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. Its total assets at 31 December 2001 were £480 billion. The bank is the HSBC Group's principal operating subsidiary undertaking in Europe.

Since 1999, the group has been following the HSBC Group's 'Managing for Value' strategy, which focuses on the delivery of wealth management services to personal customers and growing commercial business. In response to this, within the UK, the bank created a unified personal banking operation and integrated the bank's commercial and corporate banking units.

The group divides its activities into the following business segments: Personal Banking, Commercial Banking and Corporate and Institutional Banking, all within the UK; International Banking; Treasury and Capital Markets; Crédit Commercial de France (CCF); and HSBC Republic.

As at 31 December 2001, the bank's principal subsidiary undertakings and their principal geographical areas of activity were:

Crédit Commercial de France S.A.	France
HSBC Asset Finance (UK) Limited	United Kingdom
HSBC Bank A.S.	Turkey
HSBC Bank France S.A.	France
HSBC Bank International Limited	Jersey
HSBC Bank Malta p.l.c.	Malta
HSBC Guyerzeller Bank AG	Switzerland
HSBC Investment Bank Asia Limited	Hong Kong
HSBC Invoice Finance (UK) Limited	United Kingdom
HSBC Life (UK) Limited	United Kingdom
HSBC Private Banking Holdings (Suisse) SA	Switzerland
HSBC Rail (UK) Limited	United Kingdom
HSBC Republic Bank (Guernsey) Limited	Guernsey
HSBC Republic Bank (Suisse) SA	Switzerland
HSBC Trust Company (UK) Limited	United Kingdom

On 2 July 2001, the bank, through CCF, completed the acquisition of 97.9 per cent of Banque Hervet having acquired 89.6 per cent on 3 March 2001. This was for a cash consideration of £330 million. Banque Hervet is a Paris-based specialist commercial and consumer bank with 87 branches and over 100,000 customers.

The reorganisation of the HSBC Group's existing international private banking operations into HSBC Republic was a principal focus of activity during 2001, designed to provide a unified business to market high-quality services and products and to enable cost savings to be realised. In April 2001, HSBC Republic Bank (Suisse) SA formed new branches to acquire the private banking operations of the HSBC Group in the Hong Kong Special Administration Region (SAR), Singapore and Nassau. In June and October 2001, respectively, the CCF private banking operations in Luxembourg and Monaco were merged with their HSBC Republic entities in the same locations. In December 2001, HSBC Private Banking Holdings (Suisse) SA acquired 58.4 per cent of the Swiss-based HSBC Guyerzeller Bank AG and 100 per cent of Crédit Commercial de France (Suisse) SA, Handelsfinanz-CCF Bank and Handelsfinanz-CCF International Bank Limited, Nassau.

On 30 October 2001, the bank completed the purchase of Demirbank TAS from the Turkish Banking Regulator for £248 million. Demirbank TAS was merged with the bank's existing subsidiary in Turkey, HSBC Bank A.S. on 14 December 2001, creating a combined business with a balance sheet of £1.4 billion and capital of £170 million. The combined business operates through a multi-channel delivery system including the internet, automated teller machines ('ATMs') and call centres under the HSBC name. It has a network of 168 branches and offices in 38 cities providing a comprehensive range of personal, corporate, treasury, capital markets, stockbroking, fund management and investment banking services across the Turkish market.

UK Business

The bank's strategy is to build long-term customer relationships by listening to customers, understanding their needs and delivering the most effective solutions. In following this strategy, the bank is investing in several ways: improving customer relationship management systems, creating more convenient channels, developing innovative and flexible products and building a reputation for fair pricing. Key to this was the further development of a Customer Relationship Management system in 2001. Regarded as a class-leader among UK financial institutions, this system makes relevant customer information available to all customer-facing staff and facilitates highly personalised marketing integrated across all channels. Through its call centre operations, fully integrated with the branch network, the bank provides customers with a single point of contact, thereby increasing efficiency and service quality. Customers are acknowledging the benefits of this strategy: the commitment to providing long-term value earned the bank the 'best buy' award from *Which?* magazine for both small and large overdrafts. In 2001, the bank again won the *What Mortgage* award for Best National Bank over both two and 10 years.

The bank remains committed to community banking and has a network of 1,666 branches, including 42 outlets in supermarkets. Local branches have experienced managers with authority to provide timely, efficient and flexible service to both personal and business customers. Developments in the branch network focus on creating more time for branch staff to serve customers by removing back office work to central processing sites. Telephone services, working in partnership with the branches, are increasingly popular. Fifty-nine million calls were received, 21 per cent up on 2000. Direct telephone sales grew by 54 per cent.

The bank has an extensive network of cash, pay-in and statement machines and provides 3,000 ATM machines for use by customers. They are being upgraded with improved text and screen designs that are easier to read and are being put into convenient locations, such as petrol stations, shopping centres and train stations. Customers also have access to over 36,000 cash machines through the UK LINK network and over 600,000 ATM machines worldwide.

From July 2001, real-time account information has been available to customers at the branch counters, through self-service machines, by telephone and via personal internet banking and TV banking for virtually 24 hours a day and seven days a week. Hexagon, the HSBC Group's electronic banking service for business customers, provides intra-day updates and, from January 2002, business internet banking gives customers access to real-time account information.

Part of the Managing for Value approach is to pursue new ways of working, which are more productive and leverage the bank's international scope. Relocating processing from high to low cost regions plays an important part. In 2001, the HSBC Group doubled its global processing capacity by supplementing existing sites in China and India with a second processing centre in India. Two more sites under development will increase capacity further in 2002.

The bank seeks synergies to maximise economic value. In August 2001, in partnership with Securitas UK Limited and Barclays Bank plc, a new cash processing company was formed to handle both banks' cash processing activities. In December 2001, the bank transferred its cheque processing operations to Intelligent Processing Solutions Limited, known as iPSL, a joint venture formed in December 2000 between Unisys, Barclays and Lloyds TSB. The bank has become a 10 per cent shareholder.

The bank has a proud record of support for the communities it serves, committed to supporting the environment and education, particularly projects focusing on business, finance and languages for disadvantaged children. A key part of our community support programme is the involvement of staff in voluntary activities; some 1,500 staff participated during 2001 in the Young Enterprise programme as volunteer advisers to school students. Staff were also active in many fund-raising activities during 2001. These included their support for the annual BBC Children in Need appeal, raising around £900,000 from staff and customer donations and

Business Description (continued)

once again earning the 'Supporter of the Year' award. In addition, sponsored walks and charity runs raised £150,000 and £180,000 for the mobility charity Whizz-Kidz and the Imperial Cancer Research Fund respectively.

Personal Banking

The bank's personal banking activities comprise current accounts, savings accounts, loans, mortgages, credit cards and wealth management services. These are delivered to customers through a number of channels under the HSBC and First Direct brands.

The personal banking market has seen further growth in the number of 'direct' (particularly internet) providers and aggressive pricing competition. The bank continues to broaden and deepen its relationships with personal customers through more personalised relationship management. It has recently introduced a statement, 'Your Personal Financial Summary', to provide customers with a six-monthly summary of all the products and services held with the bank in the UK. The statement offers personalised suggestions, anticipating financial needs, and access to information on other products and services.

HSBC Holdings plc has recently signed a three-year contract for American Express to supply travellers' cheques through HSBC branches, making this contract the largest international agreement of its type. With effect from 1 January 2002, HSBC customers are able to buy American Express travellers' cheques from any HSBC branch and encash them free at any HSBC branch worldwide.

Internet banking (www.hsbc.co.uk), was successfully launched in 2000. The service allows customers to pay bills, make payments, transfer money, and view and cancel direct debits and standing orders. Customers can also use this service to purchase insurance products and a new sharedealing service was launched in 2001. There are now over 770,000 customers registered for the service and 5.2 million transactions have been undertaken online during 2001. hsbc.co.uk regularly features in the top 10 business and finance websites in the UK. A number of developments are planned for the future.

The HSBC Group is working with Yahoo! Inc., a leading global internet communications, commerce and media company, to deliver a co-branded, person-to-person payments system around the world. Customers will be able to send and receive money via e-mail by linking their credit cards, debit cards or bank accounts to their secure Yahoo!® *PayDirect* account. It will also be possible to send and receive money electronically and pay for goods at auctions and for shopping.

Current accounts — the core element of a customer relationship remains the current account. The bank continues to perform well in this market despite increasing competition for 'switchers' (customers moving accounts). At 31 December 2001, the bank had over six million personal current accounts, with a growth in current account balances of 8 per cent over 2000. The bank maintained its market share, despite competition from new entrants, by offering customers both good service and value, as demonstrated by 'best buy' awards for its current account in *Which?* magazine. HSBC *Premier* is the HSBC Group's premium banking service for personal customers and the bank now has over 125,000 customers in the UK.

Savings accounts — the bank offers an extensive range of savings accounts including Individual Savings Accounts (ISAs), High Interest Savings Accounts and High Interest Deposit Bonds. Savings balances increased substantially, with growth of 29 per cent over 2000. In particular, the tax-free cash ISA featured regularly as 'best buy'.

Personal lending — the bank provides a wide range of lending products for its customers. Personal loan balances grew by 15 per cent, without sacrificing credit quality, due to enhanced contact management programmes. New initiatives included more directed recruitment mailings and joint mailing with credit cards. Over 30 per cent of the bank's personal loans were agreed by telephone.

Mortgages — in 2000, the bank significantly enhanced its mortgage proposition with the launch of a new 'Home Buyer' variable rate mortgage product. In April 2001, the bank launched 'HomeStart', an innovative mortgage appealing to first time buyers: for the first three years, the customer pays interest only; the loan then converts to a capital repayment basis. HomeStart customers benefit from the same interest rate, flexibility and long-term value offered to all variable rate mortgage customers. The bank's competitive pricing has led to growth in mortgage balances of £1.7 billion, 13 per cent over 2000. The number of mortgages sold by the bank improved by 43 per cent, with market share of net new mortgages increasing from 3 per cent in 2000 to 4.4 per cent in 2001.

Wealth management — this includes pensions, protection, investments, general insurance, private client services, estate planning, executorship and stockbroking activities.

The bank's combined market share for its principal investment products, Open Ended Investment Companies (OEICs) and ISAs, increased significantly. This was largely driven by strong sales of the UK Growth and Income, European Growth and Corporate Bond funds which together achieved sales of over £600 million in 2001. The UK Growth and Income Fund remains the 'most recommended' fund by independent financial advisors ('IFAs') and its reputation was further enhanced by the award of a prestigious 'AAA' rating from Standard & Poor's Fund Research. The fund has an impressive performance record since its launch three years ago, and is one of only 13 funds in the UK All Companies sector to be awarded an 'AAA' rating.

The bank introduced the 'Performance Plus ISA' in January 2001 for customers looking to re-invest proceeds from tax-exempt special savings accounts ('Tessas'). This derivative-backed cash ISA offers a capital guarantee and returns related to growth in the FTSE 100 Index. Customers have already invested over £340 million in this product.

Term life and critical illness sales were up 23 per cent with significant growth derived from the success of the bank's mortgage strategy. Income protection policy sales increased by 32 per cent, achieving a 14 per cent market share up to the end of the third quarter and making the bank the leading writer of this business.

Private client services offer discretionary portfolio management services and independent financial advice to high net worth individuals. New funds increased by 16 per cent over 2000. Income from the sales of third-party investment and protection products increased by 44 per cent on 2000.

Within general insurance, a new Home Cover insurance product was launched which won two 'best buy' awards from *Which?* magazine and the bank joined the General Insurance Standards Council, the new UK general insurance regulator, in April 2001.

Cards — the bank issues a comprehensive range of credit cards and develops high value customer relationships by providing more tailored, personal credit card solutions to customers as an integral part of the bank's wealth management strategy. From 1 January 2001, customers were no longer charged for debit card withdrawals of cash from ATM machines in the LINK network. The bank works closely within the industry to counter card fraud. To date, the bank has issued 4.9 million chip cards incorporating smart card technology.

First Direct provides personal 24-hour banking, mortgage and wealth management services, 365 days a year by telephone and the internet.

First Direct's banking business continues to grow, attracting 75,000 new customers. It has consistently had the highest level of customer satisfaction and customer recommendation of any bank in the UK. First Direct was rated as the best bank or building society for 'quality, value and meeting customers' needs' in the *Reader's Digest* survey of the 'UK's Most Trusted Brands 2001'. It was voted first overall for quality, compared with companies across all business sectors.

First Direct has the highest ratio of products per customer of any bank in the UK and also has the highest penetration rate of main savings accounts and personal loans amongst its current account base in the UK, according to MORI.

In January 2001, First Direct launched a major new service, '**capital**', an independent, direct wealth management service, giving customers access to carefully selected investment and protection products and to independent advice over the telephone and online. Over 250,000 customers have become members of this service.

In July 2001, First Direct launched '**smart**mortgage', which links customers' savings, cheque and mortgage accounts in a single price relationship. This product has already resulted in increased sales for mortgages, with over 4,000 drawdowns in the first six months, contributing to growth in mortgage balances of £440 million, in the second half of 2001. For the second successive year, First Direct received an award from *What Mortgage* magazine for 'Best Overall National Lender over 10 years'.

2001 also saw the continued development of First Direct's e-channel services to widen the choice available to customers, including the launch of online travel, motor and home insurance and share dealing. Customers receive targeted marketing based on perceived needs. Over 40 per cent of First Direct's customers were online by the end of 2001, with 125,000 customers logging onto its internet banking service for the first time during the year. Over 125,000 customers are now using First Direct's mobile phone banking service, which delivers account information via a short messaging service. By the end of 2001, half of all contacts from customers were made electronically.

Commercial Banking

The bank's commercial banking business focuses on providing banking products and services to many types of commercial organisations. The bank's commitment to serving local business communities through its branches remains central to its relationships with commercial customers. In this context, businesses affected by the foot-and-mouth disease outbreak have been supported by the bank's team of specialist agriculture managers working closely with local branch managers to provide a flexible and sympathetic response.

A new banking guide, launched in the second half of 2001, helps commercial customers move from a broad need for financial services to specific product solutions. The guide is customer-driven, enabling customers to understand the choices available and to make a selection appropriate to their individual requirements.

During 2001, the bank continued to provide customers with access to a team of product specialists to broaden and deepen the relationship the bank has with them. By understanding the needs of customers and providing specialist expertise, the bank and its customers are reaping the benefits. The bank's share of the start-up market increased; over 67,000 new start-up business accounts were opened in 2001, an increase of more than 8 per cent over 2000. The number of customers moving accounts to the bank from other banks grew by 24 per cent over 2000.

The bank continues to promote cross-border solutions to its growing commercial customer base, particularly with its presence in continental Europe complemented by CCF in France and another HSBC Group member, HSBC Trinkaus & Burkhardt KGaA in Germany, and other international branches.

Business wealth management — the bank offers a wide range of expertise to help business owners and directors manage their business and personal wealth efficiently through to retirement and beyond. For business protection, the bank offers products such as key person insurance and partnership protection. Sales of products such as these have grown significantly, up by 22 per cent on 2000. In April 2001, the bank launched a new wealth management product, the Stakeholder pension, which can be applied for and operated entirely on the internet. Customers are able to manage their pension online including increases and decreases, stopping and starting payments, switching funds and obtaining valuations and projections. The bank is now the fourth largest provider of regular premium Stakeholder pensions in the UK market, with a 7 per cent market share.

The bank continues to develop a range of employee services provided through business customers for the benefit of their employees. During the year, the bank enhanced this package by offering employers death-in-service benefits for groups of five or more employees.

Business current and deposit accounts — the bank offers an extensive range of business current and deposit accounts, tailored to the needs of all business customers. Products and services are reviewed regularly to ensure they reflect changing market requirements. Growth in commercial savings has been strong throughout 2001.

Lending — business lending remains a core activity for the bank. Overdraft and term loans are complemented by a range of specialist products such as invoice finance, leasing, hire purchase and trade services. 2001 has seen significant growth in these areas. Invoice finance business has grown by 12 per cent and 16 per cent in factored debts and new clients respectively. A significant number of new customers have been attracted by the benefits of Invoice Finance for Smaller Businesses, launched in 2000 through the branch network.

Internet and telephone banking — alongside branch services, other delivery channels are being developed. Internet banking for businesses, introduced in January 2002, offers customers easy access to banking services and products. Registrations for business telephone banking increased significantly, up by 45 per cent on 2000. The bank will introduce a new call centre dedicated to business customers in 2002.

Trade services — this is a traditional area of strength for the HSBC Group and the bank gains competitive advantage from the HSBC Group's international network. Trade services has seen growth of 13 per cent in balances financed. In 2001, the bank launched a new Internet DC Advising Service, which allows exporters to receive notification of their documentary credits via the internet. A Credit Insured Import Finance scheme has also been introduced to allow businesses, that do not currently have an account with the bank, to benefit from the bank's import facilities. WebForms, the first internet product for trade services, enables customers to complete application forms online for some trade transactions. The software helps customers complete the forms correctly and so minimise errors in documentation, which can be a major hindrance to the finance of international trade.

Payments and cash management — the bank provides a broad range of payments, cash management and money transmission services to customers. Demand for Hexagon, the HSBC Group's electronic banking service for business customers, remains strong. There are now over 33,000 users in the UK.

Corporate and Institutional Banking

The HSBC Group is ideally placed to serve the global operations of its corporate and institutional clients, whose needs are increasingly complex. The bank is committed to tailoring its services to meet the needs of this sector. It has been progressively organising resources to support a European proposition within the global context.

The bank's relationship managers, organised into specialist industry groups, enable the bank to understand and respond better to the needs of customers, providing 'one-stop-shop' sourcing of products and services from across the HSBC Group. In this way, the bank has been able to support clients seeking to develop overseas. Clients are also offered advice and guidance on raising capital and are given access to local banking facilities and to the full range of investment banking services. The bank has aligned its core banking services with investment banking services, resulting in a steady flow of new business opportunities during a period when mergers and acquisition activity was much reduced.

Payments and cash management — the bank provides a range of domestic and international payments solutions. By working closely with CCF and other European-based operations, an enhanced range of cash management solutions is available across the eurozone. Recent surveys ranked the HSBC Group as one of the leading international cash management banks in the UK. As an industry leader, the bank has been one of the first to pilot Continuous Linked Settlement services in 2001 that, when fully launched in 2002, will significantly reduce foreign exchange markets risk. The bank is also developing e-commerce functionality to complement its payment and cash management propositions. Since the launch of the euro in 1999, the bank has become a leading provider of payment clearing services in the new currency.

Global custody — the bank offers comprehensive international, European regional, and UK sub-custodian services in 70 markets worldwide. Global Investor Services has over 1,000 customers from the investment industry, with over £715 billion of assets under custody. It offers agency stocklending services for both fixed income and equity instruments, and corporate trust services for the issuing and paying of debt instruments, all of which have performed strongly in 2001.

International Banking

International Banking provides financial services, primarily across Europe, including wealth management (personal and private banking, retail stockbroking and funds management) to local and expatriate customers, and wholesale banking (corporate, small commercial and investment banking, trade finance, payments and cash management and treasury services) to corporate and institutional clients.

During 2001, International Banking significantly enlarged its European operations, primarily in wealth management activities, and at the end of the year, had offices in 25 countries and territories mainly across Europe.

In **Turkey**, Demirbank TAS was acquired from the Turkish Banking Regulator in October 2001 and then merged with HSBC Bank A.S. The purchase included the acquisition of Demir Yatirim, Demirbank's fund management and stockbroking subsidiary. The combined business, operating under the HSBC name, has a network of 168 branches and offices in 38 cities providing personal, corporate, treasury, capital markets, stockbroking, fund management and investment banking services across the Turkish market, through a multi-channel delivery system including the internet, ATMs and call centres.

In the **Channel Islands**, HSBC Bank International Limited is the HSBC Group's main provider of offshore financial services and wealth management services for expatriate customers worldwide. As the market leader in an increasingly competitive market, it received two major awards in 2001. It was named 'Best Banking Group, Offshore Services' at the annual International Investment Awards and, for the second successive year, the

Business Description (continued)

'Best Bank' award in the International Financial Adviser Awards for Excellence.

A number of developments have been introduced to the internet banking service including a new outbound secure e-messaging programme, and the launch of a new combined online application form for banking and funds. E-initiatives have been introduced to encourage the transfer of business from traditional delivery channels. The Account Welcome Pack and *Offshore Insight* (the customer newsletter) are now sent electronically, improving efficiency and resulting in significant cost savings.

Wealth management sales, including funds, investments, life and pension products and services continue to be a key strategic aim. A total of 59 HSBC Group members in 43 countries and territories distribute the bank's offshore investment funds, with total sales for the year of £850 million.

In **Malta**, the bank has a network of over 50 branches and agencies and a 47 per cent share of the market. Several new products were launched including the first capital protected index fund, a high-value mortgage with interest rate discounts on larger advances and a new equity-linked deposit. HSBC Bank Malta p.l.c. has also been working to develop nominee and sub-registrar services to facilitate the distribution of third-party funds to investors in the Middle East.

In **Greece**, following the acquisition of Barclays Bank's branches, the number of distribution outlets for personal banking services increased to 23 and a new call centre was opened.

In Israel, a new branch was opened providing private, corporate, treasury and investment banking services. Elsewhere in the Middle East, a representative office was opened in Dubai, one of several planned for different locations around the world over the coming year, to cater exclusively for the needs of expatriates in the region. The Dubai office offers a full range of offshore services and also provides customers with the convenience of a 24-hour offshore internet and telephone banking service.

In September 2001, the ownership of HSBC Bank Kazakhstan was acquired from another member of the HSBC Group.

Treasury and Capital Markets

The bank's major dealing room in London serves as the hub for the HSBC Group's European network of treasury and capital markets operations. It delivers a high-quality tailored service to the HSBC Group's commercial, corporate and institutional clients. The major product areas are money markets, foreign exchange and fixed income. These are complemented by activities in exchange traded futures, in precious metals and banknotes.

Money markets — this business is a conduit for personal and corporate deposits in all major currencies. The bank is a major participant in the professional money markets, taking institutional deposits and managing the bank's retail bank clearing operations.

Foreign exchange — the HSBC Group is a leading participant in the global foreign exchange markets and continues to rank highly in a number of international polls. The bank provides its customers with sophisticated, round-the-clock coverage in all of the world's major currencies. Moreover, the geographical reach of the HSBC Group enables the bank to provide its customers with detailed knowledge and support in less liquid and emerging markets to cater for their execution and hedging needs. Last year, the HSBC Group became a founder member of FXAll, a consortium of leading banks created to offer an electronic foreign exchange dealing platform. This system went live in May 2001 and has won a number of accolades within the industry, including best multi-bank FX platform, awarded by Euromoney.

Fixed income — this area includes the HSBC Group's debt capital markets and interest rate derivatives activities. The HSBC Group is a leading originator and underwriter, having particular strengths in sterling, euro, the US dollar and Hong Kong dollar. It serves a diverse customer base: sovereign governments and agencies, supranational agencies, financial institutions and major corporations. Specialised capital market solutions are provided for project and asset-backed financing. In the secondary markets, the HSBC Group is a major market maker both in the government and non-government bond markets. Risk management advisory services are provided to assist clients in managing their interest rate and currency risks through the use of derivatives products.

Exchange-traded futures and options — Treasury and Capital Markets offers an international execution, research and clearing service for key currency, interest rate, bond and equity futures and options, with innovative and flexible account structures and a sophisticated online interface.

Crédit Commercial de France

The retail and commercial banking operations of Crédit Commercial de France (CCF) comprise the parent company, with 215 branches, and a network of 10 regional banks, with a total of 563 branches. Each regional bank operates in a specific geographical area, under its own brand name, with very strong local market representation. In March and July 2001, CCF acquired 97.9 per cent of Banque Hervet, a retail bank with 87 branches, from the French state, enhancing its position mainly in the Paris region.

CCF offers retail products and services through a number of complementary distribution channels, including online, telephone and mobile phone banking. CCF's online brokerage service was launched in 1999, providing CCF customers and non-customers alike with trading opportunities on the Paris Bourse and financial information including stock quotes, French and international newswires and research. CCF's online credit company, Netvalor, offers credit for large household purchases directly to consumers through its dedicated consumer credit site, 123credit.com.

CCF networks also offer high-quality products and services to medium-sized French companies and, in the regional subsidiaries, to entrepreneurs. CCF offers its customers a number of online account management products and services, including trade account management, business intelligence, centralised corporate treasury management, electronic payments systems and the judicial recovery of unpaid receivables, all branded under its 'Elys' product line. In addition, CCF provides secure payment facilities that permit merchants to manage order and inventory functions, and conduct bank transactions simultaneously.

CCF provides equipment and finance leasing through Loxxia, which was merged with Slibail, the specialised subsidiary of Crédit Lyonnais, forming a joint venture with approximately 10 per cent of the French leasing market.

Through its Corporate Banking division, CCF offers account management, credit, cash management and stock custody services to major French institutional and corporate groups, including all of the 50 largest, and to international clients. The Corporate Banking branch is very active in providing trade financing, export credit facilities and financing backed by public and private sector credit support.

CCF provides equity and corporate finance services, with teams integrated within the HSBC Group. CCF advises on transactions involving French, British and international clients across a wide range of industries including retailing, chemicals, pharmaceuticals, utilities, steel, aerospace, automobiles, banking, finance and insurance, electronics, and entertainment. CCF has been one of the most active French banks advising on privatisations in France and in emerging markets in Africa and Eastern Europe, where it has built a strong reputation. CCF is actively involved in significant debt and equity offerings, including initial public offerings on the Paris Bourse. CCF also actively provides asset financing as well as structured financing for many well-known corporations. Through a specialised subsidiary, CCF provides investment advice and third-party fund management in connection with commercial and residential real estate investment. This subsidiary is involved in the UK Government's public private partnership programme, with specific mandates ranging from hospital to communications services.

CCF provides asset management services primarily through four full-service fund management firms which serve institutional clients, as well as retail networks, with proprietary or non-proprietary products. CCF is particularly strong in providing equity and diversified products and in corporate savings plans.

CCF offers a wide range of insurance products, including comprehensive health insurance, personal property casualty insurance and, through Erisa, its partnership with Swiss Life, homeowners' insurance.

CCF has grown its private banking business both organically and through the selective acquisition of a number of specialist institutions, including Banque du Louvre and Banque Eurofin in Paris and Banque Dewaay in Brussels.

In December 2001, CCF acquired 67.1% of HSBC Guyerzeller Bank AG. Subsequently 58.4% of HSBC Guyerzeller Bank AG and ownership of CCF's private banking operation in Switzerland and Nassau were sold to HSBC Republic Bank (Suisse) in exchange for a shareholding in HSBC Republic Bank (Suisse).

At the end of 2001, CCF's funds under management were £36 billion.

Business Description (continued)

HSBC Republic

Effective 1 January 2000, the bank acquired a 50.83 per cent interest in HSBC Republic Holdings (Luxembourg) S.A. from HSBC Holdings plc. In December 2000, as part of the strategic restructuring of the HSBC Group's private banking operations, a new holding company, HSBC Private Banking Holdings (Suisse) SA, was formed in Switzerland and the bank's indirect ownership in this holding company has now increased to 97.82 per cent.

The reorganisation of the HSBC Group's existing international private banking operations into HSBC Republic was a principal focus of activity during 2001 to provide a unified business to market high-quality services and products and to reduce costs.

In April 2001, HSBC Republic Bank (Suisse) SA formed new branches to acquire the private banking operations of the HSBC Group in the Hong Kong SAR, Singapore and Nassau. This reorganisation will ultimately add over £14 billion in client assets-under-management to HSBC Republic Bank (Suisse) SA.

In June and October 2001, respectively, the CCF private banking operations in Luxembourg and Monaco were combined with their HSBC Republic entities in the same locations. Significant synergies and long-term cost savings are expected from these mergers.

In December 2001, HSBC Private Banking Holdings (Suisse) SA acquired 58.4 per cent of the Swiss-based HSBC Guyerzeller Bank AG and 100 per cent of Crédit Commercial de France (Suisse) SA, Handelsfinanz-CCF Bank and Handelsfinanz-CCF International Bank Limited, Nassau. The intention is to merge HSBC Guyerzeller Bank with the two Geneva-based banks, Crédit Commercial de France (Suisse) and Handelsfinanz-CCF Bank in 2002, greatly strengthening HSBC Guyerzeller's presence in Geneva.

The Swiss holding company's subsidiary banks at 31 December 2001 are located in Switzerland, Monaco, Guernsey, the Hong Kong SAR, Luxembourg and Nassau and, together with their respective branches in Guernsey, the Hong Kong SAR, Singapore and Nassau, represent some 73 per cent of the international HSBC Republic business. HSBC Republic is the principal international private banking division of the HSBC Group. Worldwide, HSBC Republic has operations in 50 locations in the Americas, Asia, Europe and the Middle East and client assets-under-management exceeding £100 billion at 31 December 2001.

Client services include deposits and funds transfer, tax and trustee structures, asset and trust management, mutual funds, currency and securities transactions, lending, letters of credit, and guarantees and other extensions of credit on a collateralised basis.

HSBC Republic continued to build on its international strategy with strategic imperatives closely echoing the HSBC Group's client-focused approach. HSBC Republic's client base requires a highly differentiated service, provided through a combination of geographical presence and specialised bankers. Working in collaboration with other members of the HSBC Group, HSBC Republic is able to provide its clients with private banking, trust and wealth management services, and a comprehensive range of financial services including corporate banking, investment banking and insurance. Global industry practices, such as diamonds and jewellery and sports and media, have been established to channel the delivery of these specialised services to private banking clients.

Key achievements in 2001 include the establishment of an international investment fund management process (advisory and discretionary), a private banking treasury in Asia and Europe, distinctive alternative investment fund management capabilities (including the successful £125 million launch of a fund of hedge funds, HSBC Global Absolute Limited), and an international credit function to support lending for HSBC Republic's distinctive clients. The international tax and trustee business has been strengthened. In parallel, key functional capabilities have been reinforced, particularly those of Operations, Human Resources and Information Technology.

Working with HSBC Asset Management, Investment Banking and Markets, and Group Insurance, HSBC Republic has sought shared initiatives for the benefit of clients. Most importantly, these have included structured investment products and tax-effective life insurance products with an international trust component.

Competition

United Kingdom

The effects of mergers and acquisitions among the established industry players, particularly in the retail sector and the de-mutualisation of life insurers and building societies, are resulting in more aggressive competition and cost economies. Bank and building society networks have reduced significantly over the last decade, with some large banks continuing to reduce their network size.

As telecommunications and internet capabilities advance, it becomes easier to gain access to large numbers of customers without incurring the costs of a physical distribution infrastructure. This has assisted a number of new entrants in establishing UK financial services businesses, in competition with the bank. Several established UK banks have also launched separately branded internet banks in addition to their existing services.

Nevertheless, the bank is well placed to take advantage of the changes in the UK market. It has a stable branch network with managers at local level having authority to take decisions and provide a quick and efficient service. This is supplemented by a range of TV, internet and telephone banking services.

Competition is also intense in the wholesale markets, where the group is competing with the largest international banking groups and investment houses. However, the HSBC Group provides considerable strengths, with access to research and advice, and treasury and capital markets capabilities worldwide. An investigation into the supply of banking services to small and medium sized businesses was referred to the Competition Commission in April 2000. The 18 month long investigation concluded on 19 October 2001 when the full report was presented to the Secretary of State for Trade and Industry. Publication of the report is still awaited.

France

After a good year in 2000, retail and commercial banking showed considerable resilience to the more difficult conditions in 2001. The lending market remains highly competitive and margins continue to be squeezed although there are signs that the market is stabilising.

European Economic and Monetary Union

The introduction of euro notes and coins, the conversion of customers' accounts and other activities necessary for the end of transition of the 12 legacy currencies were completed successfully by the HSBC Group in Europe. Comprehensive planning and testing by CCF and other operations throughout the euro-zone and in the UK ensured that customer service was not disrupted. The HSBC Group's ATMs in the euro-zone began dispensing euro notes on 1 January 2002. In addition, euro notes were available in branches in the UK at the start of the first business day of the year, 2 January 2002.

Further analysis was undertaken in 2001 of the implications for systems, operations and procedures should the UK adopt the euro. The bank is considering carefully the experience of the financial community within the euro-zone, particularly the rate of migration from legacy currencies to the euro, to identify lessons learnt and best practice.

Financial Review

Summary of Financial Performance

	2001 £m	2000 £m	1999 £m
Net interest income	**3,531**	2,716	2,391
Other operating income	**3,447**	2,705	2,146
Operating income	**6,978**	5,421	4,537
Depreciation	**(437)**	(364)	(313)
Amortisation of goodwill	**(460)**	(116)	(3)
Administrative expenses	**(3,682)**	(2,659)	(2,151)
Operating profit before provisions	**2,399**	2,282	2,070
Provisions			
— provisions for bad and doubtful debts	**(308)**	(244)	(281)
— provisions for contingent liabilities and commitments	**(34)**	(20)	(50)
Amounts written off fixed asset investments	**(29)**	(2)	(3)
Operating profit	**2,028**	2,016	1,736
Share of operating profit/(loss) in joint ventures and associates	**29**	(47)	(34)
Gains on disposal of			
— investments	**58**	51	20
— tangible fixed assets	**9**	2	1
— interests in associates	**166**	24	1
Profit on ordinary activities before tax	**2,290**	2,046	1,724
Tax on profit on ordinary activities	**(551)**	(603)	(518)
Profit on ordinary activities after tax	**1,739**	1,443	1,206
Minority interests			
— equity	**(28)**	(83)	(5)
— non-equity	**(70)**	(15)	—
Profit attributable to shareholders	**1,641**	1,345	1,201

In 2001, operating profit before provisions was £2,399 million, an increase of 5 per cent over 2000. Profit before tax improved by £244 million or 12 per cent to £2,290 million, or by an underlying £164 million, when the results of CCF are excluded for both years. In the following commentary, the term 'underlying' is used to show performance excluding the results of CCF, as CCF was owned for only two months in 2000.

Net interest income improved by £815 million to £3,531 million, or by an underlying £268 million, principally as a result of increases in Treasury and Capital Markets and Turkey. Interest income also increased as a result of growth in personal and commercial current account balances and in personal and corporate lending.

Other operating income increased by £742 million to £3,447 million, or by an underlying £141 million. This reflected growth in wealth management income and corporate banking fees and increased dealing profits in Turkey and HSBC Republic.

Operating expenses increased by £1,440 million to £4,579 million, or by an underlying £288 million excluding CCF and before the amortisation of goodwill. This includes significant investment costs as the bank has continued to spend on delivery channels and services for customers and in establishing global processing capability. Staff costs were £185 million higher, excluding CCF, due to the effect of annual pay increases and incentive costs and restructuring in HSBC Republic, as well as growth in the number of staff to support business development and higher business volumes. Additional IT staff have been recruited to provide a high level of support to the business, particularly in internet banking and other delivery channels. Goodwill amortisation increased as CCF was included for a full year, compared with two months in 2000. Excluding the amortisation of goodwill and the results of CCF, other costs were 8 per cent higher, mainly due to increased business volumes, including IT processing capacity and fees for activities which have been outsourced. Spending on promoting the HSBC brand was increased, including expenditure on a three-year initiative at London's airports and on the HSBC Group's Formula One partnership with Jaguar Racing. The group's cost:income ratio, excluding the amortisation of goodwill, increased to 59.0 per cent from 55.8 per cent following the inclusion of CCF for a full year.

The charge for bad and doubtful debts was £64 million higher than in 2000, or £9 million higher excluding CCF, due to £57 million higher specific provisions, partially offset by a reduction of £48 million in general provisions. The increase in specific provisions was mainly in International, partially mitigated by lower charges within Personal Banking and Corporate and Institutional Banking.

The bank's share of operating profit in joint ventures and associates was £29 million, £76 million better than 2000, following losses in 2000 from the bank's 20 per cent shareholding in British Interactive Broadcasting ('BiB'), which was sold in May 2001.

Gains on disposal of interests in associates included £139 million from the sale of the bank's holding in BiB to BSkyB.

In 2000, operating profit before provisions was £2,282 million, an increase of 10 per cent over 1999. Excluding the business segments HSBC Republic and CCF, this represented an increase of 7 per cent over 1999. Net interest income increased by £325 million to £2,716 million, or by £86 million if HSBC Republic and CCF are excluded, principally as a result of growth in personal and commercial current accounts, personal savings, and personal and commercial lending in the UK business.

Other operating income increased by £559 million to £2,705 million, or by £258 million, 12 per cent, excluding the results of HSBC Republic and CCF. This reflected growth in wealth management income, strong growth in global safe custody fees, higher current account and overdraft fees, and increased corporate banking fees. Dealing profits benefited from strong growth in foreign exchange income reflecting higher volumes, particularly in respect of customer activities.

Operating expenses increased by £672 million to £3,139 million, including an increase in the amortisation of goodwill of £113 million. Excluding the results of HSBC Republic and CCF, operating expenses increased by £209 million, or 8 per cent. The increase was mainly in staff costs, resulting from an increase in headcount to support business development and growth in business volumes, in addition to the effect of annual pay increases and incentive costs. The cost:income ratio excluding the amortisation of goodwill was 55.8 per cent, which increased from 54.3 per cent in 1999.

The charge for bad and doubtful debts was £37 million lower than in 1999, or £29 million lower excluding the results of HSBC Republic and CCF, due to £91 million lower specific provisions, partially offset by a reduction of £34 million in releases and recoveries and an increase of £20 million in general provisions.

Provisions for contingent liabilities and commitments were £30 million lower than 1999, mainly due to a lower charge made for the amount of redress potentially payable to customers who may have been disadvantaged when transferring from, or opting out of, occupational pension schemes.

The increased share of operating loss in associates and joint ventures reflects a lower contribution following the sale of British Arab Commercial Bank to another HSBC Group member, which generated a gain on disposal of interests in associates of £24 million. There was also a larger loss from the bank's 20 per cent shareholding in BiB and the associated investment in building its interactive television services, Open.... .

Net interest income

	2001	2000	1999
	£m	£m	£m
Net interest income	**3,531**	2,716	2,391
Average interest-earning assets	**156,915**	112,346	87,912
Average yield	**6.0%**	7.0%	6.4%

In 2001, net interest income improved by £815 million to £3,531 million, or by an underlying £268 million, when the results of CCF are excluded for both years. Average interest-earning assets increased by £44.6 billion, or by £14.1 billion excluding CCF, with higher balances in HSBC Republic, following the integration of private banking activities from other parts of the HSBC Group, in Treasury and Capital Markets and in personal and corporate lending and mortgages.

The increase in net interest income was primarily within Treasury and Capital Markets, driven by strong income growth from the money market business, which benefited from reduced funding costs as short-term interest rates declined. In addition, significant net interest income was

Financial Review (continued)

generated as the bank diversified the deployment of its surplus liquidity through the establishment of a portfolio of investment grade corporate bonds. International Banking income was 12 per cent higher than in 2000, generated by treasury activity in Turkey. Income also grew in Personal and Commercial Banking. The bank's focus on broadening and deepening customer relationships was reflected in improved performance across all business segments. Within Personal Banking, mortgage balances rose by £1.7 billion, up 13 per cent, reflecting an increase in new lending and improved retention. Personal savings balances improved by 29 per cent due to strong growth in Individual Savings Accounts and High Interest Savings Accounts.

Personal and commercial current account balances also increased, by 8 per cent and 14 per cent respectively. The income benefit from these higher balances was reduced by the effect of lower interest rates, reducing the value of current accounts and narrowing margins on savings and deposit accounts. Margins on mortgages were also lower due to the competitive rates offered by the bank.

Interest spread reduced by 20 basis points to 1.7 per cent, due to the effect of including CCF for twelve months compared with two months in 2000, as CCF spreads are lower on average than those of the bank. This was mitigated by increased spreads in Treasury and Capital Markets. Margin reduced by 10 basis points to 2.3 per cent.

In 2000, net interest income increased by £325 million to £2,716 million. Excluding the business segments HSBC Republic and CCF, net interest income increased by £86 million. Average interest-earning assets increased by £24.4 billion, or by £4.4 billion excluding those related to HSBC Republic and CCF, reflecting growth in customer lending.

The increase in net interest income primarily reflected income growth in the UK business, generated by balance growth in personal and commercial current accounts, personal savings and personal and commercial lending. The bank's reduction in its variable mortgage rate contributed to growth in mortgage balances.

There was a reduction in interest spread of 30 basis points to 1.9 per cent, mainly reflecting the lower spread in HSBC Republic and CCF. In addition, there was a reduction in earnings in Treasury and Capital Markets, mainly on money market business caused by a flattening of the yield curve and higher costs of short-term funding, together with the maturity of high yielding assets. The bank's repricing of variable rate mortgages contributed to mortgage growth of £1.1 billion, with a decline in mortgage spread. Spread was also reduced on savings products, reflecting competitive pricing. Excluding the results of HSBC Republic and CCF, interest margin was stable, at 2.7 per cent, with lower interest spreads being compensated by an increase in the value of free funds.

Prevailing average interest rates, interest yields, interest spreads and interest margins

	2001	2000	1999
	%	%	%
HSBC Bank plc UK base lending rate	**5.1**	6.0	5.3
London interbank offered rate ('LIBOR')			
Three months pounds sterling	**5.0**	6.2	5.5
Six months eurodollar	**3.7**	6.2	5.5
US prime rate	**6.9**	9.2	8.0
Interest yield [1]			
Domestic	**6.2**	7.0	6.4
International	**5.8**	6.7	5.9
Total	**6.0**	7.0	6.4
Interest spread [2]			
Domestic	**2.4**	2.2	2.3
International	**0.7**	1.0	1.8
Total	**1.7**	1.9	2.2
Interest margin [3]			
Domestic	**2.8**	2.7	2.7
International	**1.4**	1.6	2.3
Total	**2.3**	2.4	2.7

1 *Interest yield is the average interest rate earned on average interest-earning assets.*
2 *Interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing funds.*
3 *Interest margin is net interest income as a percentage of average interest-earning assets.*

Domestic yields, spreads and margins

In 2001, the domestic yield decreased from 7.0 per cent to 6.2 per cent, mainly reflecting the reductions in average sterling interest rates in 2001 compared with 2000. Interest spread increased by 20 basis points to 2.4 per cent in 2001 compared with 2.2 per cent in 2000, primarily driven by significantly increased earnings on money market business which benefited from reduced costs of short-term funding as interest rates declined. This was partially offset by reduced spreads on mortgage and savings products, reflecting the bank's competitive pricing initiatives. The increase in interest spread was partially offset by a decrease in contribution from net free funds mainly due to lower interest rates. Domestic margin increased slightly from 2.7 per cent in 2000 to 2.8 per cent in 2001.

In 2000, domestic yield increased from 6.4 per cent to 7.0 per cent, primarily reflecting an increase in average sterling interest rates compared with 1999. Interest spread declined slightly to 2.2 per cent compared with 2.3 per cent in 1999, partially due to lower earnings on money market business caused by a flattening of the yield curve and higher costs of short-term funding, together with the maturity of high yielding assets. Spreads on mortgage and savings products also reduced, reflecting the bank's competitive pricing. The decline in spread was partially offset by an increase in contribution from free funds, mainly due to higher interest rates, with domestic margin remaining at 2.7 per cent.

International yields, spreads and margins

In 2001, international yield reduced from 6.7 per cent to 5.8 per cent, reflecting a decline in interest rates, particularly in US rates. Spreads decreased from 1.0 per cent to 0.7 per cent primarily due to the inclusion of CCF for twelve months compared with two months in 2000, as CCF spreads are lower on average than those of the bank. Margin also declined from 1.6 per cent to 1.4 per cent.

In 2000, international yield increased from 5.9 per cent to 6.7 per cent largely due to an increase in interest rates in Turkey. Spread decreased from 1.8 per cent to 1.0 per cent reflecting the effect of lower spreads within HSBC Republic.

Other operating income

	2001 £m	2000 £m	1999 £m
Dividend income	**33**	6	2
Fees and commissions receivable	**2,806**	2,242	1,851
Fees and commissions payable	**(460)**	(403)	(363)
Foreign exchange	**321**	258	162
Interest rate derivatives	**41**	23	11
Debt securities	**39**	51	57
Equities and other trading	**41**	22	(29)
Dealing profits	**442**	354	201
Operating lease income	**323**	316	314
Increase in the value of long-term assurance business attributable to shareholders	**140**	115	99
Other	**163**	75	42
Total other operating income	**3,447**	2,705	2,146

In 2001, other operating income increased by £742 million to £3,447 million, or by an underlying £141 million, 6 per cent, when the results of CCF are excluded for both years, reflecting a strong performance in wealth management activities, higher earnings from foreign exchange and increased volumes of corporate banking fee income and certain one off items. These were reduced by the impact of the elimination of charges for debit card withdrawals of cash from ATM machines in the LINK network from January 2001 and a decline in personal account overdraft fees reflecting a reduction in unauthorised overdrafts. Growth in wealth management income in the UK business was primarily driven by an increase of 14 per cent in life, pensions and investment income and growth of 9 per cent in general insurance income. Substantial fee income growth was achieved from corporate and institutional clients, demonstrating the success of the bank's strategy of aligning corporate and investment banking services. There was also significant new business growth within the bank's leasing operations.

Financial Review (continued)

Treasury and Capital Markets benefited from strong earnings with the establishment of global currency options trading in London. Wealth management activities in HSBC Republic were assisted by the integration of the HSBC Group's private banking operations in Asia in April 2001 and private banking operations transferred from CCF in June and October 2001. The transfer of businesses into HSBC Republic also led to increases in foreign exchange income and in other income.

In 2000, other operating income increased by £559 million to £2,705 million, or by £258 million, 12 per cent excluding the results of HSBC Republic and CCF, with a good performance in wealth management activities, higher card fees, increased volumes of corporate banking fee income and growth in global safe custody fees. The growth in wealth management income in the UK Business was primarily driven by an increase of 16 per cent in life, pensions and investment income, an increase of 7 per cent in general insurance income and of 18 per cent in private client income. Wealth management activities of the bank's international operations included fees arising from the successful launches of funds products from the Offshore Islands. Higher income was also earned in the UK business from personal current account and overdraft balances and card fees. Global Investor Services benefited from high transaction volumes in 2000, the acquisition of new customers and growth in assets under custody, resulting in a 36 per cent increase in global safe custody fees. Corporate banking fee income increased, mainly reflecting the bank's involvement in an active mergers and acquisitions market.

Dealing profits

The table below shows the total of dealing profits, which exclude the cost of associated staff and other administrative expenses, and dividend and net interest income attributable to dealing activities. The net interest income on securities trading arises on mark-to-market debt securities and treasury bills.

Securities held for dealing purposes include British Government securities, other government securities and securities issued by banks and corporates.

In 2001, dealing profits improved by £88 million. However, after excluding the results of CCF, this represents a reduction in income of £16 million. Strong earnings were generated within currency options following the establishment of an international trading operation in London, but this was tempered by the transfer of Tokyo activities to another HSBC Group member and the costs of hedging the corporate bond portfolio established during the year in Treasury and Capital Markets.

In 2000, dealing profits increased by £153 million, or by £111 million excluding the results of HSBC Republic and CCF. The increase was primarily due to higher foreign exchange income, reflecting increased volumes of business and improved trading results in interest rate derivatives and other trading in Treasury and Capital Markets.

	2001			2000			1999		
	Dealing profits £m	Dividend and net interest income £m	Total £m	Dealing profits £m	Dividend and net interest income £m	Total £m	Dealing profits £m	Dividend and net interest income £m	Total £m
Foreign exchange	**321**	**(2)**	**319**	258	(1)	257	162	4	166
Interest rate derivatives	**41**	**11**	**52**	23	1	24	11	10	21
Debt securities	**39**	**24**	**63**	51	13	64	57	(9)	48
Equities and other trading	**41**	**5**	**46**	22	6	28	(29)	9	(20)
	442	**38**	**480**	354	19	373	201	14	215

Operating expenses

	2001 £m	2000 £m	1999 £m
Staff costs	**2,334**	1,681	1,372
Premises and equipment (excluding depreciation)	**466**	324	272
Other administrative expenses (excluding amortisation)	**882**	654	507
Administrative expenses	**3,682**	2,659	2,151
Depreciation	**437**	364	313
Amortisation of goodwill	**460**	116	3
Operating expenses	**4,579**	3,139	2,467
	%	%	%
Cost:income ratio (excluding the amortisation of goodwill)	**59.0**	55.8	54.3
Full-time equivalent staff numbers at 31 December	**65,583**	61,923	45,742

In 2001, operating expenses increased by £1,440 million to £4,579 million. Excluding the results of CCF for both years and the amortisation of goodwill, there was an underlying increase of £288 million or 10 per cent. Significant investments were made in the UK business as the bank has continued to invest for the future in new delivery channels and services for customers, and in establishing a global processing capability. Staff costs, excluding those of CCF, increased by 12 per cent, resulting from annual salary increases and incentive payments, as well as growth in the number of staff to support business development and higher business volumes, particularly in wealth management and customer telephone services. Additional IT staff have been recruited to provide a high level of support to the business, particularly in internet banking and other delivery channels. Outsourcing of the bank's cash and cheque processing services led to some savings in staff costs, though the full savings will not be seen until future years. Within International Banking, staff costs also increased largely due to continued business expansion in 2001, particularly in Greece and Turkey with the acquisition of Demirbank TAS in October. HSBC Republic reported an increase in staff costs of £61 million, or 60 per cent, mainly as a result of the transfer of the Asian private banking branches in 2001. Other costs, excluding the amortisation of goodwill and those of CCF, were 8 per cent higher, mainly due to increased business volumes, including IT processing capacity and fees for activities which have been outsourced. Spending on promoting the HSBC brand was increased, including the expenditure on a three-year initiative at London's airports and on the HSBC Group's Formula One partnership with Jaguar Racing. Within HSBC Republic, other costs, excluding the amortisation of goodwill, were £43 million higher mainly due to the transfer of the Asian private banking branches and significant investment in a new IT data centre. The group's cost:income ratio increased to 59.0 per cent following the inclusion of CCF for a full year. The growth in full-time equivalent staff primarily reflects the acquisition of Demirbank TAS in Turkey, adding 3,692 staff, and was also a consequence of the restructuring in HSBC Republic.

In 2000, operating expenses increased by £672 million to £3,139 million. Excluding the results of HSBC Republic and CCF, there was an increase of £209 million, or 8 per cent. Staff costs, excluding those of HSBC Republic and CCF, increased by 8 per cent, reflecting enlarged staff numbers to support growth in the wealth management business and increased business volumes, in addition to the effect of annual pay increases and incentive costs. Additional IT staff have supported development projects integral to the continued improvement in customer service, particularly in relation to new delivery channels. International Banking staff costs also increased due to a full year of HSBC Bank Malta expenses. Other costs, excluding those of HSBC Republic and CCF, were 10 per cent higher, mainly reflecting costs to support business development, including internet banking initiatives and continued branch services improvement. Increased business volumes also contributed to higher expenditure, including IT processing capacity. Increased marketing costs included higher card loyalty scheme costs. The group's cost:income ratio excluding CCF, HSBC Republic and amortisation of goodwill, increased slightly to 54.7 per cent. The growth in full-time equivalent staff primarily reflected the effect of the acquisitions of HSBC Republic and CCF, in addition to staff to support growth in wealth management activities, increased business volumes and development projects.

Financial Review (continued)

Provisions for bad and doubtful debts

	2001 £m	2000 £m	1999 £m
Analysis of total charge			
— Charge for specific provisions	**322**	217	274
— Charge for general provisions	**(14)**	27	7
	308	244	281

In 2001, the charge for bad and doubtful debts was £64 million higher than in 2000, or an underlying £9 million higher, when the results of CCF are excluded for both years. The bank again demonstrated its prudent credit management policy when, in a period of weakening business confidence, the charge for debt provisions remained at a low level. Personal Banking was £31 million lower, mainly representing lower new specific provisions in First Direct and Cards. Net recoveries of £4 million in Corporate Banking were achieved, despite the high profile problems experienced by a number of major corporate names towards the end of the year, resulting in an overall £16 million improvement on 2000. International Banking was £65 million higher than 2000, the consequence of larger provisions in Offshore, Malta and Turkey, whilst the sale of Latin American Brady Bonds had led to a net recovery in 2000. HSBC Republic net recoveries were £17 million higher than 2000 due to a release of general provisions, following a reassessment of the level of provisions required.

In 2000, the charge for bad and doubtful debts was £37 million lower than in 1999, or £29 million lower excluding the results of HSBC Republic and CCF. This reduction was mainly in the UK business, where there were lower new specific provisions against corporate lending, as well as lower provisions against card balances and in First Direct. General provisions increased by £20 million, reflecting balance sheet growth.

Taxation

A reconciliation of the charge for taxation in the profit and loss account to the amount computed by applying the statutory rate of corporation tax to profit on ordinary activities before taxation is given in the table below.

In 2001, the effective tax rate reduced to 24.1 per cent compared with 29.5 per cent in 2000, primarily due to larger capital profits offset against available losses and prior year adjustments, including one relating to a material capital allowance claim, partially reduced by higher goodwill amortisation not allowable for tax purposes.

In 2000, the effective tax rate reduced to 29.5 per cent compared with 30.0 per cent in 1999, due primarily to overseas profits taxed at lower rates, partially offset by higher goodwill amortisation and general bad debt provisions which are not allowable for tax purposes.

	2001		2000		1999	
	£m	%	£m	%	£m	%
Taxation at UK corporation tax rate of 30% (2000: 30%; 1999: 30.25%)	**687**	**30.0**	614	30.0	522	30.3
General bad debt charge	**(1)**	**(0.1)**	12	0.6	3	0.2
Other non-deductible items including unrelieved losses	**5**	**0.2**	15	0.7	13	0.8
Tax-free gains	**(38)**	**(1.6)**	(9)	(0.4)	(2)	(0.1)
Impact of differently taxed overseas profits in principal locations	**(50)**	**(2.2)**	(51)	(2.5)	—	—
Amortisation of goodwill	**140**	**6.1**	38	1.9	—	—
Prior year adjustments	**(171)**	**(7.4)**	(16)	(0.8)	(20)	(1.3)
Other items	**(21)**	**(0.9)**	—	—	2	0.1
Overall tax charge	**551**	**24.1**	603	29.5	518	30.0

Details of the group's tax charge can be found in Note 7, 'Tax on profit on ordinary activities' in the Notes to the Accounts.

Results of Principal Business Segments

In accordance with the HSBC Group's Managing for Value strategy, the group has segmented its business into the following categories: Personal Banking, Commercial Banking and Corporate and Institutional Banking all within the UK; International Banking; Treasury and Capital Markets; Crédit Commercial de France ('CCF'); and HSBC Republic. Segments have been reported on a cash basis, which excludes the amortisation of goodwill. Comparative numbers for 2000 have been restated on the new basis. 1999 information is not available.

Central items previously reported within UK Banking have now been allocated across all segments. Interest on central capital has been allocated based on average risk-weighted assets and other regulatory capital requirements, where appropriate. Other central items have been allocated according to the respective business activities of the appropriate segment. This has required some judgement to be made in the allocation process. In particular, substantial costs involved in the delivery of services are not specific to any one particular business segment.

	2001 **£m**	2000 £m
Operating profit — cash basis		
Personal Banking	**468**	422
Commercial Banking	**558**	607
Corporate Banking	**494**	427
International Banking	**196**	261
Treasury and Capital Markets	**331**	221
Crédit Commercial de France	**270**	29
HSBC Republic	**171**	165
Operating profit — cash basis	**2,488**	2,132
Amortisation of goodwill	**(460)**	(116)
Share of operating profit/(loss) in joint ventures and associates	**29**	(47)
Gains on disposal of investments and tangible fixed assets	**67**	53
Gains on disposal of interests in associates	**166**	24
Profit on ordinary activities before tax	**2,290**	2,046

Personal Banking

	2001 **£m**	2000 £m
Cash basis		
Net interest income	**1,128**	1,105
Other operating income	**891**	842
Operating income	**2,019**	1,947
Depreciation	**(98)**	(93)
Other operating expenses	**(1,302)**	(1,230)
Operating profit before provisions	**619**	624
Provisions for bad and doubtful debts	**(148)**	(179)
Provisions for contingent liabilities and commitments	**(2)**	(23)
Amounts written off fixed asset investments	**(1)**	—
Operating profit	**468**	422
Share of operating loss in joint ventures and associates	**—**	(50)
(Losses)/gains on disposal of investments and tangible fixed assets	**(1)**	1
Gains on disposal of interests in associates	**139**	—
Profit on ordinary activities before tax	**606**	373

In 2001, UK Personal Banking's operating profit before provisions at £619 million was in line with 2000. Profit before tax was £606 million, up by 62 per cent.

Net interest income was £1,128 million, 2 per cent higher than in 2000. Current account balance growth of 8 per cent was achieved but related interest income growth was limited by the impact of reduced UK interest rates. The bank's focus on broadening and deepening customer relationships also generated significant other balance sheet growth. Savings balances increased by £3.4 billion over 2000, or 29 per cent, supported by a range of competitive products. Increased personal loan sales contributed to growth of 15 per cent in balances. Mortgage balances increased by £1.7 billion, up 13 per cent as a result of a 56 per cent increase in gross new lending and improved retention. Market share of net new mortgages increased from 3 per cent in 2000 to 4.4 per cent in 2001. The income benefit from these higher balances was partially reduced by narrower spreads as a result of providing customers with greater value through competitive pricing. This strong growth in sales and balances supported increased cross sales of wealth management products and provides a platform for further income growth.

Other operating income was £891 million, 6 per cent higher than in 2000 primarily due to growth in wealth management income and higher cards income offset by some reductions in fee income. Wealth management income showed significant growth on 2000, up 10 per cent from £432 million to £475 million. Despite a depressed market for investment products, income from life, pensions and investment product sales rose by £32 million or 16 per cent. General insurance income improved by 11 per cent through increased sales of credit insurance products supported by personal lending growth. Income also benefited from non-recurring elements in the calculation of profit on long-term assurance business of £19 million. Overdraft fees declined by £25 million, reflecting a reduction in unauthorised overdrafts. From January 2001, the bank removed charges for debit card withdrawals of cash from ATM machines in the LINK network. In 2000, the bank earned £34 million from this source.

Operating expenses were £1,400 million, 6 per cent higher than 2000. In addition to the impact of annual pay increases and incentive costs, the bank increased its investment expenditure to support future growth. These investments included further development of customer relationship management and other front office systems, increased sales and servicing capacity to support wealth management growth, development of new processing platforms for cards and mortgages, transfer of activity to global processing centres, and further development of new channels through internet banking and customer telephone services. These investments provide a sound base to support both future revenue growth and cost efficiency.

The charge for bad and doubtful debts was £148 million, or 17 per cent lower than in 2000. The net specific charge was £16 million lower than in 2000. The net charges for First Direct and Cards were reduced, due to improved recovery rates.

The group's share of operating losses in joint ventures and associates was £50 million in 2000 as a result of the bank's 20 per cent shareholding in British Interactive Broadcasting ('BiB'). On 9 May 2001, the bank sold its holding in BiB at a profit of £139 million, reported in gains on disposal of interests in associates.

Commercial Banking

	2001 £m	2000 £m
Cash basis		
Net interest income	**699**	687
Other operating income	**680**	683
Operating income	**1,379**	1,370
Depreciation	**(143)**	(139)
Other operating expenses	**(596)**	(551)
Operating profit before provisions	**640**	680
Provisions for bad and doubtful debts	**(78)**	(71)
Provisions for contingent liabilities and commitments	**—**	(2)
Amounts written off fixed asset investments	**(4)**	—
Operating profit	**558**	607
Share of operating profit in joint ventures and associates	**1**	—
Gains on disposal of investments and tangible fixed assets	**4**	1
Profit on ordinary activities before tax	**563**	608

In 2001, UK Commercial Banking's profit before provisions was £640 million, £40 million or 6 per cent lower than in 2000. Profit before tax was £563 million, 7 per cent lower than in 2000. Operating income was in line with 2000 despite the challenging economic conditions, particularly in the second half of the year. Costs increased due to continued investment in product delivery channels and growth in the number of customer-facing staff in support of future business development.

Net interest income was £12 million or 2 per cent higher than in 2000. Growth in income arising from higher balances in current accounts, deposits and term loans was constrained by narrower liability margins as a result of falling interest rates, particularly in the second half of the year.

Current account balances increased by 14 per cent. In 2001, the bank achieved its highest ever share of the business start-up market of 18 per cent and increased its profile in this market with its "Start up Stars" campaign in the media. There were also net gains from customers switching banks which, when combined with the strong performance on start ups, resulted in growth in the overall customer base.

Deposit balances increased by 9 per cent on 2000. At a time of falling interest rates, the bank reduced rates paid to customers by less than the fall in market rates leading to a reduction in spreads. Premium business account balances increased by 16 per cent resulting from a 24 per cent growth in the number of accounts.

Term lending balances grew by almost £300 million, or 5 per cent during the year. Margins improved on overdrafts and term loans, though balances remained relatively flat. Trade services balances grew by 13 per cent. Net interest income from leasing, hire purchase and invoice finance also grew and benefited from asset finance products sold through the branch network.

Other operating income was £680 million, in line with 2000. Within Invoice Finance, the value of client invoices factored grew to over £10 billion, an increase of 12 per cent on 2000 and in line with the increase in client base, supporting income growth. Cards transaction volumes grew by 12 per cent from a combination of increased merchant acquiring cross-sales to commercial customers and high retail spending. Wealth management income also increased. There was a small decline in overdraft fees.

Operating expenses were £739 million, £49 million or 7 per cent higher than 2000. Staff costs increased by £34 million due to increased salaries and incentive payments to staff and reflecting a greater number of people within the branch network focussed on sales to commercial customers, in particular selling wealth management products. Higher transaction volumes and business start ups also increased activity in the branch network. Non staff costs increased by £15 million or 4 per cent, supporting increased IT expenditure on the development of telephone banking, a new cards service system and business internet banking, which was launched early in 2002. Marketing expenditure was also increased.

The charge for bad and doubtful debts was £78 million, 10 per cent higher than 2000, reflecting the less favourable economic environment particularly in UK manufacturing.

Corporate and Institutional Banking

	2001 **£m**	2000 £m
Cash basis		
Net interest income	**277**	273
Other operating income	**496**	455
Operating income	**773**	728
Depreciation	**(79)**	(77)
Other operating expenses	**(205)**	(211)
Operating profit before provisions	**489**	440
Provisions for bad and doubtful debts	**4**	(12)
Provisions for contingent liabilities and commitments	**1**	(1)
Operating profit	**494**	427
Gains on disposal of investments and tangible fixed assets	**—**	—
Profit on ordinary activities before tax	**494**	427

In 2001, UK Corporate and Institutional Banking profit before provisions was £489 million, up by 11 per cent. Profit before tax was £494 million. There was significant growth through most of the year, though there was a slowdown after the events of 11 September in the USA.

Financial Review (continued)

Net interest income was £277 million, in line with 2000 despite the downturn in market activity amongst large corporates and financial institutions in the fourth quarter. Term lending balances grew by 13 per cent, particularly in the property sector. Current account balances also increased, up by 6 per cent. The income benefits from these higher balances were reduced by the effects of lower interest rates, narrowing spreads on business current accounts and deposits. The bank's leasing operations attracted important new business during the year.

Other operating income was £496 million, 9 per cent higher than in 2000. Significant fee income growth was achieved from corporate and institutional clients, demonstrating the success of the bank's strategy of aligning corporate and investment banking services. The bank is one of the dominant providers in the UK of share custody services, which again made a major income contribution. Performance in this market was affected by events in the US, which led to reduced stock market activity and lower global stock market indices. Although transaction levels fell, client deposit account balances were broadly maintained at 2000 levels.

Operating expenses were £284 million, slightly lower than 2000, reflecting tight control over costs.

New specific provisions of £14 million were more than offset by net recoveries, resulting in a net credit in 2001 and an overall improvement of £16 million over 2000.

International Banking

	2001 £m	2000 £m
Cash basis		
Net interest income	**310**	276
Other operating income	**192**	168
Operating income	**502**	444
Depreciation	**(23)**	(16)
Other operating expenses	**(220)**	(180)
Operating profit before provisions	**259**	248
Provisions for bad and doubtful debts	**(59)**	6
Provisions for contingent liabilities and commitments	**2**	7
Amounts written off fixed asset investments	**(6)**	—
Operating profit	**196**	261
Share of operating loss in joint ventures and associates	**—**	(1)
(Losses)/gains on disposal of investments and tangible fixed assets	**(3)**	4
Gains on disposal of interests in associates	**—**	24
Profit on ordinary activities before tax	**193**	288

In 2001, International Banking reported an operating profit before provisions of £259 million, 4 per cent higher than 2000. Profit before tax of £193 million was 33 per cent lower due to an increase in the charge for bad debts. Underlying business in Offshore saw growth on personal accounts following the launch of internet banking and e-commerce initiatives and substantial sales of capital secured investment products exceeding £700 million. Turkey generated an operating profit of £73 million. Despite difficult economic and capital market conditions, Malta generated an operating profit of £19 million, reflecting increased focus on wealth management activities. Elsewhere, profit before tax in the Czech Republic, Ireland and Sweden all improved over 2000.

Net interest income was £310 million, 12 per cent higher than in 2000, generated from treasury activity in Turkey where yields and spreads increased considerably due to local market conditions. The acquisition of Demirbank added to income in the last two months of 2001. There was a 12 per cent increase in Offshore reflecting higher balances and improved margins.

Other operating income was £192 million, 14 per cent higher than in 2000, resulting from higher dealing income in Turkey and Australia, exceptional investment sales in Offshore and increased commercial banking fees in Spain and Turkey. Fees and commissions in Greece were down due to lower trading volumes on the Athens stock exchange.

Operating expenses were £243 million, 24 per cent higher than in 2000, largely due to expansion in 2001, particularly in Greece due to the acquisition of Barclays Bank's retail branch network, and in Turkey due to the acquisition of Demirbank TAS in October 2001. Higher business volumes in Offshore also increased costs.

The charge for bad and doubtful debts was £59 million, £65 million higher than in 2000. There were higher provisions in Offshore, Malta and Turkey, whilst the sale of Latin American Brady Bonds led to a net recovery in 2000.

Gains on disposal of interests in associates of £24 million in 2000 were due to the sale of British Arab Commercial Bank to another HSBC Group member.

Treasury and Capital Markets

	2001 **£m**	2000 £m
Cash basis		
Net interest income	**297**	136
Other operating income	**220**	256
Operating income	**517**	392
Depreciation	**(14)**	(14)
Other operating expenses	**(175)**	(160)
Operating profit before provisions	**328**	218
Provisions for bad and doubtful debts	**3**	4
Provisions for contingent liabilities and commitments	**—**	(1)
Operating profit	**331**	221
Share of operating profit in joint ventures and associates	**—**	1
Gains on disposal of investments and tangible fixed assets	**7**	13
Profit on ordinary activities before tax	**338**	235

In 2001, Treasury and Capital Markets reported an operating profit before provisions of £328 million, 50 per cent higher than 2000. Profit before tax of £338 million was 44 per cent higher than 2000, reflecting a strong performance capitalising on market movements and increased income generated from customer-driven business through the HSBC Group's client relationships.

Net interest income was £297 million, 118 per cent higher than 2000 due to increased earnings from money market business, which benefited from reduced funding costs as short-term interest rates declined, particularly in the second half of 2001. In addition, significant net interest income was generated as the bank diversified the deployment of its surplus liquidity through the establishment of a portfolio of investment grade corporate bonds. The costs of hedging this portfolio were reported within other operating income.

Other operating income was £220 million, 14 per cent lower than 2000. Income was reduced by the costs of hedging the corporate bond portfolio, the transfer of Tokyo activities to another HSBC Group member and strong earnings in gilts in 2000 not repeated in 2001. Earnings in currency options were strong and resulted from the establishment of an international trading operation in London. Commercial banking business transacted through the Regional Treasury Centres also grew in 2001.

Operating expenses were £189 million, 9 per cent higher than in 2000 due to increased bonus payments in line with increased business performance.

Crédit Commercial de France

	2001 £m	2000 £m
Cash basis		
Net interest income	**618**	71
Other operating income	**749**	148
Operating income	**1,367**	219
Depreciation	**(69)**	(14)
Other operating expenses	**(931)**	(178)
Operating profit before provisions	**367**	27
Provisions for bad and doubtful debts	**(54)**	1
Provisions for contingent liabilities and commitments	**(25)**	—
Amounts written off fixed asset investments	**(18)**	1
Operating profit	**270**	29
Share of operating profit in joint ventures and associates	**28**	3
Gains on disposal of investments and tangible fixed assets	**46**	4
Gains on disposal of interests in associates	**27**	—
Profit on ordinary activities before tax	**371**	36
Cost:income ratio	**73.2%**	87.7%

Crédit Commercial de France was owned for only two months in 2000.

The integration and alignment of CCF within the HSBC Group continued throughout 2001, allowing CCF to increase revenues despite a less favourable economic and financial environment. Management responsibilities for the HSBC Group's businesses in France, Spain, Italy, Belgium and the Netherlands were assumed by CCF, although their results continued to be reported within International Banking. The HSBC Group's hexagon symbol was established on CCF branch offices. CCF's private banking operations in Switzerland, Monaco and Luxembourg were merged with HSBC Republic's existing operations to maximise synergies. In March 2001, CCF acquired Banque Hervet, which strengthens CCF's position in the wealth management and commercial banking businesses in the Paris region.

On a full year comparison using French GAAP, taking into account a number of corporate restructures which included the transfer of CCF's operations in Brazil and its foreign branches to other HSBC Group members, the disposal of a large part of CCF Charterhouse's UK activities, the acquisition of Banque Hervet, and some extraordinary items, profit attributable to shareholders increased by 11 per cent compared with 2000. Underlying operating income increased by 5 per cent, reflecting strong growth in Corporate and Institutional Banking, reduced by lower revenues from private banking and asset management. Cost growth was limited to 2 per cent due to active cost containment.

In retail and commercial banking, operating income was in line with 2000 despite a sharp decrease in equity-market related activities. Average advances to customers in CCF retail branches increased by 9 per cent and interest spreads increased by 10 basis points. The performance of regional subsidiaries was particularly strong. Société Marseillaise de Crédit, acquired in 1998, contributed an increase in operating profit before provisions of 46 per cent, and Banque Hervet, acquired in March 2001, showed an increase in profit before provisions of 45 per cent on 2000. The CCF branch network's operating profit before provisions decreased by 11 per cent as a result of weaker equity-related revenues and the cost of e-banking investments.

Operating profit before provisions in corporate and investment banking increased by 21 per cent, reflecting the income benefits from integration into the HSBC Group and disposals of venture capital investments, included within gains on disposal of investments, despite a weaker equity market and exceptional expenses linked to the integration of branches in Spain and Italy.

Asset management and private banking operating profit before provisions decreased by 42 per cent, mainly due to equity market weakness.

HSBC Republic

	2001 £m	2000 £m
Cash basis		
Net interest income	**202**	168
Other operating income	**219**	153
Operating income	**421**	321
Depreciation	**(11)**	(11)
Other operating expenses	**(253)**	(149)
Operating profit before provisions	**157**	161
Provisions for bad and doubtful debts	**24**	7
Provisions for contingent liabilities and commitments	**(10)**	—
Amounts written off fixed asset investments	**—**	(3)
Operating profit	**171**	165
Gains on disposal of investments and tangible fixed assets	**14**	30
Profit on ordinary activities before tax	**185**	195
Cost:income ratio	**62.7%**	49.8%

HSBC Republic provides private banking and trustee services for high net worth individuals. Through acquisitions of and mergers with existing private banking businesses within the HSBC Group, it now has operations located in Switzerland, Monaco, Luxembourg, the Hong Kong SAR, Singapore, Nassau and Guernsey.

Business development in 2001 focused on the realisation of synergies in private banking within the HSBC Group. In April 2001, HSBC Republic acquired the HSBC Group's private banking operations in the Hong Kong SAR, Singapore and Nassau; in June and October 2001, CCF's private banking operations in Luxembourg and Monaco were merged with their respective HSBC Republic entities.

In 2001, HSBC Republic reported an operating profit before provisions of £157 million, 2 per cent lower than in 2000. Profit before tax of £185 million was 5 per cent lower than 2000.

Net interest income was £202 million, 20 per cent higher than in 2000. The integration of the HSBC Group's Asian private banking operations contributed to the increase in income. Excluding the effects of the 2001 restructurings, net interest income was £153 million, 9 per cent lower than in 2000, due to the sale of high-yielding securities and tighter spreads.

Other operating income was £219 million, 43 per cent higher than in 2000. The acquisition of the private banking branches in Asia also generated additional income. Excluding the effects of the business transfers, income was slightly lower than in 2000, although 2000 included a £16 million one-off gain on cancellation of debt. Commission and fee income decreased due to lower volumes of client securities transactions offset by increased fee income on discretionary mandates, funds and structured products. Dealing profits were significantly higher than 2000, primarily due to the business transfers; underlying dealing profits were broadly flat.

Operating expenses were £264 million, 65 per cent higher than in 2000. The increase in operating expenses mainly reflects additional costs of the transferred businesses. Excluding the effects of the 2001 transfers and associated restructuring, operating expenses were £183 million, 14 per cent higher than in 2000 reflecting significant investment in a new IT data centre.

The provisions for bad and doubtful debts were £17 million better than 2000, mainly reflecting a reduction in general provisions following a reassessment of provisions required.

The gain on disposal of investments and tangible fixed assets was £14 million, £16 million lower than the £30 million gain in 2000, due to smaller gains from sales of investment securities.

Client assets under management increased by £23 billion to £55 billion in 2001. After adjusting for the new entities in 2001, client assets under management increased by 9 per cent to £35 billion. Assets under management of the Asian operations, acquired in April, grew by 12 per cent by the end of the year.

In December 2001, HSBC Private Banking Holdings (Suisse) SA, the holding company for HSBC Republic, acquired 100 per cent control of the CCF private banking operations in Switzerland and 58.4 per cent of HSBC Guyerzeller Bank AG in Zurich. These latest acquisitions consolidate all of the HSBC Group's Swiss private banking operations under one holding company.

Future Accounting Developments

The Accounting Standards Board (UK GAAP) and the Financial Accounting Standards Board (US GAAP) have issued the following accounting standards, which become effective in future financial statements. The group is currently reviewing the likely impact of these statements.

UK GAAP

Financial Reporting Standard ('FRS') 17 'Retirement Benefits' was issued in December 2000 and will be fully effective for the group's 2003 financial statements. FRS 17 when applied in full will replace SSAP 24 'Accounting for pension costs', UITF Abstract 6 'Accounting for post-retirement benefits other than pensions' and UITF Abstract 18 'Pension costs following the 1997 tax changes in respect of dividend income'. There are also amendments to other accounting standards and UITF Abstracts.

FRS 17 prescribes the following:

- the accounting for defined contribution schemes remains unchanged;
- in respect of defined benefit schemes, financial statements reflect at fair value the assets and, at actuarial valuation using the projected unit method, the liabilities arising from an employer's retirement benefit obligations and any related funding;
- in respect of defined benefit schemes, the operating costs of providing retirement benefits to employees are recognised in the accounting period(s) in which the benefits are earned by the employees, and the related finance costs and any other changes in value of the assets and liabilities are recognised in the accounting periods in which they arise; and
- the financial statements contain adequate disclosure of the cost of providing retirement benefits and the related gains, losses, assets and liabilities.

FRS 17 requires additional disclosure in the group's 2001 year-end financial statements (Note 5b in the Notes on the Accounts) with regard to the closing balance sheet position under the standard. Additional disclosure required in the group's 2002 year-end financial statements relates to the opening and closing balance sheet position under FRS 17 together with the performance statement items. The profit and loss account items comprise the current service cost, expected rate of return on assets and interest cost. Actuarial gains and losses will be recognised in reserves through the Statement of Total Consolidated Recognised Gains and Losses. The primary statement impact will be recognised initially from 1 January 2003.

FRS 19 'Deferred Tax' was issued in December 2000 and will be effective for the group's 2002 financial statements. FRS 19 replaces SSAP 15 'Accounting for deferred tax' and there are some amendments to other accounting standards.

The objective of FRS 19 is to ensure that future tax consequences of past transactions and events are recognised as liabilities or assets in the financial statements and that the financial statements disclose any other special circumstances that may have an effect on future tax charges.

In practice, deferred tax will generally be provided in the accounts for all timing differences, subject to recoverability of deferred tax assets. Currently, deferred tax assets and liabilities are recognised only to the extent they are expected to crystallise.

The adoption of FRS 19 represents a change of accounting policy. Therefore, a prior year adjustment will be required in the 2002 financial statements to restate the comparative figures as if FRS 19 had always been applicable. The effect on the balance sheet will be to increase deferred tax assets as at 31 December 2001 by £163 million (31 December 2000: £220 million) and increase deferred tax liabilities as at 31 December 2001 by £111 million (31 December 2000: £4 million); the net effect will be to increase reserves as at 31 December 2001 by £52 million (31 December 2000: £216 million). The effect on the profit and loss account will be to increase the taxation charge, and hence decrease profit on ordinary activities after tax, for the year ended 31 December 2001 by £164 million and to decrease the tax charge and hence increase profit on ordinary activities after tax for the year ended 31 December 2000 by £37 million.

US GAAP

Statement of Financial Accounting Standards ('SFAS') No. 141 'Business Combinations' requires that all business combinations initiated after 30 June 2001 be accounted for under the purchase method of accounting; the use of the pooling-of-interests method of accounting is eliminated. SFAS No. 141

also establishes how the purchase method is to be applied for business combinations completed after 30 June 2001. This guidance is similar to previous US GAAP, however, SFAS No. 141 establishes additional disclosure requirements for transactions occurring after its effective date.

SFAS No. 141 will also require the bank to evaluate, at 1 January 2002, its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria for recognition apart from goodwill. This review is expected not to have a material impact upon the group's US GAAP financial statements.

SFAS No. 142 'Goodwill and Other Intangible Assets' was issued in July 2001. The Statement is effective for fiscal years beginning after 15 December 2001, and may not be retroactively applied to financial statements of prior periods. During a transition period from 1 July to 31 December 2001 goodwill associated with business combinations completed before the 1 July 2001 will continue to be amortised. SFAS No. 142 requires that goodwill should not be amortised but should be tested for impairment annually at the reporting unit level by applying a fair-value-based test. Goodwill will no longer be tested for impairment under SFAS No. 121 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of'.

The bank adopted SFAS No. 142 on 1 January 2002, at which time under US GAAP approximately £8.5 billion goodwill at cost will be held with an unamortised net book value of £7.9 billion. The estimated increase in net income for the year ended 31 December 2002 due to the non-amortisation of goodwill under SFAS No. 142 is £471 million.

The increase in net income due to the non-amortisation of goodwill would have been £463 million for the year ended 31 December 2001 (2000: £121 million).

SFAS No. 143 'Accounting for Asset Retirement Obligations' was issued in August 2001. The Statement is effective for fiscal years beginning after 15 June 2002 although early adoption is encouraged. SFAS No. 143 requires that the fair value of an asset retirement obligation be recognised in the balance sheet in the period in which it is incurred and then charged to the profit and loss account over the useful economic life of the asset. Adoption is not expected to have a material impact on the bank's US GAAP financial statements.

SFAS No. 144 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' was issued in October 2001. The Statement supersedes SFAS No. 121 and is effective for fiscal years beginning after 15 June 2002 although early adoption is encouraged. SFAS No. 144 differs from SFAS No. 121 in that it excludes goodwill and intangible assets from its provisions and provides greater direction relating to the implementation of its principles. Adoption is not expected to have a material impact on the bank's US GAAP financial statements.

Financial Review (continued)

Average Consolidated Balance Sheet and Net Interest Income

	2001			2000			1999		
	Average balance £m	**Interest £m**	**Average rate %**	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets									
Treasury bills and other eligible bills									
Domestic	**2,681**	**111**	**4.1**	2,976	140	4.7	3,904	170	4.4
International	**427**	**45**	**10.5**	609	58	9.5	211	23	10.9
	3,108	**156**	**5.0**	3,585	198	5.5	4,115	193	4.7
Loans and advances to banks [1]									
Domestic	**9,446**	**473**	**5.0**	14,001	837	6.0	11,093	509	4.6
International	**21,102**	**1,212**	**5.7**	8,976	529	5.9	2,583	142	5.5
	30,548	**1,685**	**5.5**	22,977	1,366	5.9	13,676	651	4.8
Loans and advances to customers [1]									
Domestic	**56,988**	**3,882**	**6.8**	53,156	4,080	7.7	48,343	3,564	7.4
International	**26,503**	**1,738**	**6.6**	10,086	733	7.3	4,678	314	6.7
	83,491	**5,620**	**6.7**	63,242	4,813	7.6	53,021	3,878	7.3
Debt securities									
Domestic	**19,324**	**1,053**	**5.4**	14,643	889	6.1	15,034	845	5.6
International	**20,444**	**969**	**4.7**	7,899	533	6.7	2,066	86	4.2
	39,768	**2,022**	**5.1**	22,542	1,422	6.3	17,100	931	5.4
Total average interest-earning assets	**156,915**	**9,483**	**6.0**	112,346	7,799	7.0	87,912	5,653	6.4
Provisions for bad and doubtful debts									
Domestic	**(1,126)**			(1,084)			(986)		
International	**(852)**			(250)			(124)		
	(1,978)			(1,334)			(1,110)		
Non-interest-earning assets	**43,527**			27,185			21,329		
Total average assets and interest income	**198,464**	**9,483**	**4.8**	138,197	7,799	5.6	108,131	5,653	5.2
Percentage of total average assets applicable to international operations	**43.6%**			23.7%			9.7%		

1 *'Loans accounted for on a non-accrual basis' and 'Loans on which interest has been accrued but suspended' have been included in 'Loans and advances to banks' or 'Loans and advances to customers'. Interest income on such loans has been included in the consolidated profit and loss account to the extent that it has been received.*

Basis of presentation

a *Balances and transactions between domestic and international operations are excluded. The average balance due from international to domestic for 2001 was £3,347 million (2000: £778 million; 1999: £1,928 million) and net interest paid by international to domestic for 2001 was £185 million (2000: £44 million; 1999: £81 million).*

b *Average balances are based upon daily averages for certain areas of the group's banking activities with monthly or less frequent averages used elsewhere.*

	2001			2000			1999		
	Average balance £m	**Interest £m**	**Average rate %**	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Liabilities and shareholders' funds									
Interest-bearing demand deposits									
Domestic	**31,920**	**874**	**2.7**	25,455	807	3.2	22,704	588	2.6
International	**5,267**	**237**	**4.5**	2,301	95	4.1	1,660	52	3.1
	37,187	**1,111**	**3.0**	27,756	902	3.2	24,364	640	2.6
Money market demand deposits									
Domestic	**6,236**	**234**	**3.8**	6,394	325	5.1	5,743	236	4.1
International	**3,819**	**169**	**4.4**	1,920	106	5.5	287	13	4.5
	10,055	**403**	**4.0**	8,314	431	5.2	6,030	249	4.1
Savings deposits									
Domestic	**7,731**	**324**	**4.2**	7,636	405	5.3	6,877	325	4.7
International	**6,109**	**306**	**5.0**	1,726	112	6.5	990	47	4.7
	13,840	**630**	**4.6**	9,362	517	5.5	7,867	372	4.7
Other time deposits									
Domestic	**28,632**	**1,212**	**4.2**	29,895	1,678	5.6	27,708	1,310	4.7
International	**34,027**	**1,813**	**5.3**	16,624	988	5.9	3,418	147	4.3
	62,659	**3,025**	**4.8**	46,519	2,666	5.7	31,126	1,457	4.7
Debt securities in issue									
Domestic	**4,087**	**218**	**5.3**	3,471	220	6.3	5,115	297	5.8
International	**5,561**	**269**	**4.8**	1,108	67	6.0	191	9	4.7
	9,648	**487**	**5.0**	4,579	287	6.3	5,306	306	5.8
Subordinated liabilities									
Domestic	**3,777**	**258**	**6.8**	3,515	267	7.6	3,354	237	7.1
International	**950**	**38**	**4.0**	312	13	4.2	18	1	5.6
	4,727	**296**	**6.3**	3,827	280	7.3	3,372	238	7.1
Total average interest-bearing liabilities	**138,116**	**5,952**	**4.3**	100,357	5,083	5.1	78,065	3,262	4.2
Non-interest-bearing customer accounts									
Domestic	**7,838**			7,374			6,814		
International	**6,076**			940			82		
	13,914			8,314			6,896		
Shareholders' funds and other non-interest-bearing liabilities	**46,434**			29,526			23,170		
Total average liabilities and shareholders' funds and interest expense	**198,464**	**5,952**	**3.0**	138,197	5,083	3.7	108,131	3,262	3.0
Percentage of total average liabilities and shareholders' funds applicable to international operations	**40.4%**			23.3%			7.8%		
Net interest income		**3,531**			2,716			2,391	
Interest income as a percentage of average interest-earning assets			**6.0**			7.0			6.4
Interest expense as a percentage of average interest-bearing liabilities			**4.3**			5.1			4.2
Interest spread			**1.7**			1.9			2.2
Net interest margin			**2.3**			2.4			2.7

Financial Review (continued)

Changes in net interest income

The following table allocates changes in net interest income between changes in volume and changes in rates for the last three years. Volume changes are caused by differences in the level of interest-earning assets and of interest-bearing deposits and borrowings. Rate changes result from differences in yields earned on assets and rates paid on liabilities. Changes attributable to a combination of both volume and rate have been allocated to rate.

	2001 and 2000			2000 and 1999		
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in		
	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m
Interest income						
Treasury and other eligible bills						
Domestic	(14)	(15)	(29)	(40)	10	(30)
International	(17)	4	(13)	43	(8)	35
Loans and advances to banks						
Domestic	(273)	(91)	(364)	133	195	328
International	715	(32)	683	351	36	387
Loans and advances to customers						
Domestic	295	(493)	(198)	355	161	516
International	1,198	(193)	1,005	363	56	419
Debt securities						
Domestic	286	(122)	164	(22)	66	44
International	841	(405)	436	243	204	447
	3,031	(1,347)	1,684	1,426	720	2,146
Interest expense						
Interest-bearing demand deposits						
Domestic	207	(140)	67	71	148	219
International	122	20	142	20	23	43
Money market demand deposits						
Domestic	(8)	(83)	(91)	27	62	89
International	104	(41)	63	74	19	93
Savings deposits						
Domestic	5	(86)	(81)	36	44	80
International	285	(91)	194	35	30	65
Other time deposits						
Domestic	(71)	(395)	(466)	103	265	368
International	1,027	(202)	825	568	273	841
Debt securities in issue						
Domestic	39	(41)	(2)	(95)	18	(77)
International	267	(65)	202	43	15	58
Subordinated liabilities						
Domestic	20	(29)	(9)	11	19	30
International	27	(2)	25	16	(4)	12
	2,024	(1,155)	869	909	912	1,821
Net interest income						
Domestic	102	53	155	273	(124)	149
International	905	(245)	660	244	(68)	176
	1,007	(192)	815	517	(192)	325

Assets and Liabilities

The following table analyses total assets by business segment:

	2001 £m	2000 £m
UK Personal Banking	**30,724**	26,621
UK Commercial Banking	**17,752**	18,289
UK Corporate and Institutional Banking	**19,276**	19,279
International Banking	**12,670**	11,752
Treasury and Capital Markets	**47,037**	38,746
Crédit Commercial de France	**47,109**	51,905
HSBC Republic	**27,768**	18,611
Total assets	**202,336**	185,203

The above figures represent third-party assets only; intra-group balances are excluded.

Total assets were £17.1 billion, or 9 per cent, higher than at 31 December 2000, mainly reflecting the integration of HSBC Group's Asian private banking operations within HSBC Republic. Treasury and Capital Markets holdings of debt securities, reverse repos and money market loans were increased.

In Personal Banking, there was growth in mortgages and term lending. International Banking experienced growth in several regions including Italy, Turkey and Spain.

The reduction in Crédit Commercial de France reflects lower holdings of debt securities, treasury bills and other eligible bills; total loans and advances remained level.

Within liabilities there was growth in personal and business current and savings accounts and money market deposits increased within Treasury and Capital Markets.

Capital Management

Capital measurement and allocation

The Financial Services Authority ('FSA') is the supervisor of the bank and the group and, in this capacity, receives information on capital adequacy and sets minimum capital requirements. Individual banking subsidiaries are directly regulated by the appropriate local banking supervisors, which set and monitor capital adequacy requirements for them. Similarly, non-banking subsidiaries are subject to supervision and capital requirements of relevant local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks, who form the Basel Committee on Banking Supervision, agreed to guidelines for the international convergence of capital measurement and standards, the banking supervisors of the group have exercised capital adequacy supervision within a broadly similar framework.

Under the European Union's Banking Consolidation and Capital Adequacy Directives ('CAD2'), the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets.

The group's capital resources policy is to maintain its capital base through the diversification of its sources of capital and the efficient allocation of capital. It seeks to maintain at all times a prudent relationship between its total capital, as measured according to the criteria used by the FSA for supervisory purposes, and the varied risks of its business.

Capital adequacy is measured by the ratio of capital to risk-weighted assets, taking into account balance sheet assets and off-balance-sheet transactions, calculated for both the bank, and the group on a consolidated basis.

The group's capital is divided into two tiers. Tier 1 comprises shareholders' funds excluding revaluation reserves and minority interests, and tier 2 comprises general loan loss provisions, property revaluation reserves (including negative goodwill) and qualifying subordinated loan capital. The amount of qualifying tier 2 capital cannot exceed that of tier 1 capital, and term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of general provisions that may be included in tier 2 capital. Deductions in respect of goodwill and intangible assets, and unconsolidated investments and investments in the capital of banks and other financial institutions, are made from tier 1 capital and total capital. In the case of the solo and consolidated tier 1 ratios, these must exceed 6 per cent (excluding eligible capital in the form of non-cumulative preference shares issued by a subsidiary undertaking).

Under CAD2, banking operations are categorised as either trading book (broadly, mark-to-market activities) or banking book (all other activities) and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weights classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance-sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market-related risks, such as foreign exchange, interest rate and equity position risks, as well as counterparty risk.

Capital analysis

The table on page 35 is an analysis of the group's regulatory capital position and risk-weighted assets at 31 December 2001 and 2000.

Tier 1 capital increased by £721 million in 2001 due to a capital injection from HSBC Holdings amounting to £930 million to support the acquisition of Banque Hervet and the restructuring of the HSBC Group's Private Banking operations. This was partly offset by a net increase in goodwill amounting to £236 million relating to the purchase of Banque Hervet and Demirbank, together with the transfer of businesses from elsewhere within the HSBC Group. In addition, the profit retention amounted to £78 million and minority interests increased by £84 million. This was partly offset by unfavourable exchange rate movements amounting to £135 million.

Total risk-weighted assets increased by £6.5 billion. Banking book risk-weighted assets increased due to growth in investments, customer lending, and also due to the acquisition of Banque Hervet and Demirbank, together with the transfer of businesses from elsewhere within the HSBC Group. Trading book risk-weighted assets showed a small decrease.

Tier 2 capital increased by £140 million in 2001. Qualifying dated subordinated loan capital increased by £146 million due to the switch from undated subordinated loan capital of £116 million, subordinated loan issues during the year by the bank and HSBC Republic amounting to £76 million and £42 million respectively, and issues by CCF for £102 million qualifying for inclusion in Tier 2 capital. In addition, there were favourable exchange rate movements amounting to £24 million. This was partly offset by increased regulatory amortisation amounting to £142 million, and the net effect of subordinated loan issues maturing during the period, being a reduction of £72 million. Undated subordinated loan capital decreased by £86 million due to a switch to qualifying dated subordinated loan capital for £116 million, partly offset by favourable exchange rate movements amounting to £30 million In addition, fixed asset revaluation reserves and general provisions increased by £64 million and £16 million respectively.

Unconsolidated investments, investments in other banks and other financial institutions, and other deductions increased by £143 million, £25 million, and £11 million respectively.

Regulatory capital position

	2001 £m	2000 £m
Composition of capital		
Tier 1:		
Shareholders' funds	**15,630**	14,684
Minority interests	**301**	217
Innovative tier 1 securities	**550**	561
Less: *property revaluation reserves*	**(166)**	(104)
goodwill capitalised and intangible assets	**(8,578)**	(8,342)
Total qualifying tier 1 capital	**7,737**	7,016
Tier 2:		
Property revaluation reserves	**168**	104
General provisions	**547**	531
Undated subordinated loan capital	**1,369**	1,455
Qualifying dated subordinated loan capital	**3,300**	3,154
Total qualifying tier 2 capital	**5,384**	5,244
Unconsolidated investments	**(688)**	(545)
Investments in other banks and other financial institutions	**(202)**	(177)
Other deductions	**(22)**	(11)
Total capital	**12,209**	11,527
Total risk-weighted assets	**113,749**	107,282
	%	%
Total capital: risk-weighted assets	**10.7**	10.7
Tier 1 capital: risk-weighted assets	**6.8**	6.5

Market Risk Management

Market risk

Market risk is the risk that interest rates, foreign exchange rates or equity and commodity prices will move and result in profits or losses to the group. Market risk arises on financial instruments which are valued at current market prices (mark to market basis) and those valued at cost plus any accrued interest (accruals basis).

The group makes markets in interest rate, exchange rate and equity derivative instruments, as well as in debt, equities and other securities. Trading risks arise either from customer-related business or from position taking.

The group manages market risk through risk limits approved by the HSBC Bank Executive Committee. Traded Markets Development and Risks, an independent unit within Investment Banking and Markets, develops risk management policies and measurement techniques and reviews limit utilisation on a daily basis.

Risk limits are determined for each location and, within location, for each portfolio. Limits are set by product and risk type, with market liquidity being a principal factor in determining the level of limits set. Only those offices with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ('VAR') limits at a portfolio level. Similarly, option risks are controlled through full revaluation limits in conjunction with limits on the underlying variables that determine each option's value.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The group's VAR, predominantly calculated on a variance/covariance basis, uses historical movements in market rates and prices, a 99 per cent confidence level, a 10-day holding period and generally takes account of correlations between different markets and rates, and is calculated daily. The movement in market prices is calculated by reference to market data from the last two years.

Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

The group VAR should be viewed in the context of the limitations of the methodology used. These include:

- The model assumes that changes in risk factors follow a normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The use of a 10-day holding period assumes that all positions can be liquidated or hedged in 10 days. This does not fully capture the market risk arising from times of severe illiquidity, when a 10-day period may be insufficient to liquidate fully or hedge all positions.
- The use of a 99 per cent confidence level does not take account of any losses that might occur beyond this level of confidence.
- The use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature.
- The assumption of independence between risk types may not always hold and therefore result in VAR not fully capturing market risk where correlation between variables is exhibited.
- VAR is calculated at the close of business with intra-day exposures not being subject to intra-day VAR calculations on a group basis.
- VAR does not necessarily capture all of the higher- order market risks and as such VAR may be underestimated.

The group recognises these limitations by augmenting the VAR limits with other position and sensitivity limit structures, as well as with stress testing both on individual portfolios and on a consolidated basis. The group's stress testing regime provides senior management with an assessment of the impact of extreme events on the market risk exposures of the group.

Trading VAR for 2001 is set out in the table below:

	At 31 December	Minimum during the year	Maximum during the year	Average for the year
	£m	**£m**	**£m**	**£m**
Total trading activities	**27.5**	**13.5**	**59.4**	**22.4**
Foreign exchange trading positions	**6.9**	**3.2**	**12.6**	**6.9**
Interest rate trading positions	**25.0**	**11.2**	**53.3**	**19.5**
Equities trading positions	**2.3**	**0.7**	**6.9**	**2.4**

Trading VAR for 2000 is set out in the table below:

	At 31 December	Minimum during the year	Maximum during the year	Average for the year
	£m	**£m**	**£m**	**£m**
Total trading activities	13.7	6.9	20.1	12.2
Foreign exchange trading positions	4.1	1.9	10.3	5.2
Interest rate trading positions	12.9	5.9	19.6	10.8
Equities trading positions	0.5	0.5	10.3	2.2

Daily distribution of market risk revenues 2001

Number of days


70
60
50
40
30
20
10
0
-5 -4 -3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12
Revenues (£m)

Daily distribution of market risk revenues 2000

Number of days


70
60
50
40
30
20
10
0
-5 -4 -3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12
Revenues (£m)

Daily distribution of market risk revenues

The average daily revenue earned from market-risk-related treasury activities in 2001, including accrual book net interest income and funding related to dealing positions, was £3.1 million, (2000: £1.9 million). The standard deviation of this daily revenue was £2.5 million (2000: £1.9 million). An analysis of the frequency distribution of daily revenues shows that negative revenues were reported on only 27 days during 2001. The most frequent result was a daily revenue of between £1 million and £2 million, with 47 occurrences. The highest daily revenue was £11.3 million.

Foreign exchange exposure

The group's foreign exchange exposure comprises trading exposures and structural foreign currency translation exposure.

Trading value at risk

The foreign exchange exposure comprises exposures that arise from foreign exchange dealing within the group's treasury centres and currency exposures originated by the group's banking businesses. The latter are transferred to local treasury units where they are managed together with exposures which result from dealing within approved limits. VAR on foreign exchange trading positions is shown on the table above.

Structural currency exposure

The group's structural foreign currency exposure is represented by the net asset value of its foreign currency equity and subordinated debt investments in its subsidiaries, branches, subsidiary undertakings, joint ventures and associates. Gains or losses on structural foreign currency exposures are taken to reserves.

The group's structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that the group's and individual banking subsidiaries' tier 1 capital ratios are protected from the effect of changes in exchange rates. This is usually achieved by denominating tier 1 capital broadly in proportion to the corresponding foreign-currency-denominated risk-weighted assets at a subsidiary bank level. The group considers hedging structural foreign currency exposures only in limited circumstances, including protecting the tier 1 capital ratio or the value of capital invested.

As subsidiaries are generally able to balance adequately foreign currency tier 1 capital with foreign currency risk-weighted assets, the group's foreign currency structural exposures are usually unhedged, including exposures due to foreign-currency-denominated profits arising during the year. There were no material effects from foreign currency exchange rate movements on group or subsidiary tier 1 capital ratios during the year.

The main operating (or functional) currencies of the group's subsidiaries are sterling, US dollars, euros, Swiss francs, Hong Kong dollars, Maltese liri and Turkish lira.

Since the currency in which the group prepares its consolidated financial statements is sterling, the group's consolidated balance sheet is affected by movements in the exchange rates between these functional currencies and sterling. These currency exposures are referred to as structural currency exposures. Translation gains and losses arising from these exposures are recognised in the statement of total consolidated recognised gains and losses.

The group mitigates the effect of structural currency exposures by financing a proportion of its net investment in its operations with borrowings in the same currencies as the functional currencies involved.

Details of the group's structural foreign exchange exposure can be found in Note 37 'Market risk management' in the Notes on the Accounts.

Interest rate exposure

The group's interest rate exposure comprises those originating in its treasury trading activities and structural interest rate exposures; both are managed under limits described above. Interest rate risk arises on both trading positions and accrual books. The interest rate risk on interest rate trading positions is set out in the trading VAR table on page 37.

Structural interest rate risk

Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest-bearing liabilities such as shareholders' funds and some current accounts. The bank and each major subsidiary undertaking assess the structural interest rate risks which arise in their businesses and either transfer such risks to their local treasury unit for management or transfer the risks to separate books managed by their local asset and liability committee ('ALCO'). ALCOs regularly monitor all such interest rate risk positions, subject to interest rate risk limits agreed with HSBC Holdings. In the course of managing interest rate risk, quantitative techniques and simulation models are used where appropriate to identify the potential net interest income and market value effects of these interest rate positions in different interest scenarios. The primary objective of such interest rate risk management is to limit potential adverse effects of interest rate movements on net interest income. An immediate hypothetical 100 basis point parallel rise in all yield curves worldwide on 1 January 2002 would decrease planned net interest income for the 12 months to 31 December 2002 by £62 million, while a hypothetical 100 basis points parallel fall in all yield curves would increase planned income by £29 million, assuming no management action in response to these interest rate movements.

Rather than assuming that all interest rates move together, the group's interest rate exposures can be grouped into blocks whose interest rates are considered more likely to move together. The sensitivity of net interest income can then be described as follows.

Change in projected net interest income

	Sterling £m	US dollars £m	Euro £m	Other currencies £m	Total 2002 £m	Total 2001 £m
+100 basis points shift in yield curves	(31)	(13)	(21)	3	(62)	(63)
- 100 basis points shift in yield curves	7	4	21	(3)	29	47

The projections assume that rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including an assumption that all positions run to maturity. In practice, these exposures are actively managed.

Equities exposure

The group's equities exposure arises from equities and equity derivatives transactions. Value at risk relating to equity trading positions is set out in the trading VAR table on page 37..

Liquidity Management

The bank's commercial banking operations generate a surplus of stable retail deposits over loans to its customers. Together with its capital resources, this surplus is placed with the treasury where the bank's funding and liquidity is managed in three main sites: Treasury and Capital Markets in London, CCF in Paris and HSBC Republic in Geneva, reflecting the different local regulatory requirements. In addition, all sites operate within the HSBC Group's liquidity policy. This policy includes:

- projecting cash flows by major currency and a consideration of the level of liquid assets in relation thereto;
- maintenance of strong balance sheet liquidity ratios;
- monitoring of depositor concentration both in terms of the overall funding mix and to avoid undue reliance on large individual depositors; and
- maintenance of liquidity contingency plans.

Core retail deposits (current accounts and savings deposits payable on demand or at short notice) form a significant part of the group's overall funding. Considerable importance is attached to this core deposit base which, over the years, has been stable and predictable. The HSBC Group prefers to grow its balance sheet through increasing core retail deposits where possible.

Treasury and Capital Markets is an important player in the money markets and debt capital markets. As a leading market maker in loans and deposits, the bank routinely accepts deposits, often of a short-term nature, from banks and other institutions and makes advances to similar organisations. In addition, the funding of capital markets activities, by repo arrangements for example, will often result in funding directly in the wholesale market.

Of the bank's asset base, approximately two thirds is sterling based with the remainder mostly denominated in euros and US dollars. The non-sterling asset base is partially funded through currency-denominated capital issues and loan stock, supplemented by time deposits taken from the eurocurrency interbank market, from central banks, corporate customers and other financial institutions.

The sources of such deposits, by type of institution and country, are monitored in order to avoid an undesirable dependence on any particular institution or category of depositor.

Treasury and Capital Markets in London has for some years operated a liquidity management policy based on consolidated net cash flows that conforms to the FSA's arrangements for the supervision of major UK banks' sterling liquidity. Central to these arrangements is the requirement for banks to be able to survive five working days without the renewal of any maturing net wholesale liabilities, and after the leakage of 5 per cent of the gross retail deposit base, for which purpose a minimum coverage ratio of specified liquid assets must be maintained. This ratio is computed daily, with the position being managed so as to exceed the minimum ratio. In addition to complying with these FSA requirements on sterling liquidity, the group also adopts the same consolidated cash flow methodology for managing its all-currency 0-5 working day liquidity exposures.

It is, however, the HSBC Group's policy that all professional deposits with residual maturities up to 30 days should be backed by liquid assets. This means that, in a crisis, the bank would be able to meet its obligations as they fall due for at least 30 days without recourse to the wholesale markets. This requirement is significantly more stringent than the regulatory requirement.

In France, CCF complies with the regulatory liquidity ratio requirements of the Banque de France, overseen and monitored by the Commission Bancaire. Banks are required to submit monthly returns which are used to compute a liquidity ratio as at the month end date, and quarterly returns which in addition include a future forecast of liquidity positions called 'observation ratios'. The ratios are derived by dividing liquid assets (which are subject to discount factors) by liabilities (which include a proportion of customer accounts, 5 per cent of off-balance-sheet commitments and all borrowings and subordinated loan stock maturing within one month). Banks are required to maintain, at all times, a ratio in excess of 100 per cent.

In Switzerland, HSBC Republic complies with the liquidity ratio requirements of the Swiss Federal Banking Commission. 'Liquidity I' applies to Swiss currency only and is calculated monthly, based on monthly averages. 'Liquidity II' embraces all currencies and requires that liquid and easily realisable assets are above one third of the difference between liabilities maturing within 30 days and realisable assets maturing within 30 days. This ratio is calculated daily.

Other non-UK units maintain sufficient liquidity to meet their day-to-day needs and local regulatory requirements unless specific arrangements are made for Treasury and Capital Markets in London to provide the necessary support. Both CCF and HSBC Republic are required to maintain high-quality liquid assets at least equal to 0-30 days' cumulative refinancing exposures on an all-currency basis for HSBC Group liquidity management purposes.

31 December 2001 position

While consolidated figures are not useful for management purposes, they do provide a broad overview of the nature of the group's liquidity position.

Of total liabilities of £202.3 billion, funding from customers amounted to £118.9 billion, of which £116.1 billion was contractually repayable within one year. However in practice the major portion of customer accounts which are contractually repayable on demand or at short notice is not withdrawn while customers have no doubts that their funds will be available when required. Other liabilities include £28.8 billion deposits by banks (£27.6 billion repayable within one year), £4.6 billion of short positions in securities and £8.6 billion of securities in issue. Assets available to meet these liabilities, and to cover outstanding commitments to lend (£50.7 billion), include cash, central bank balances, items in course of collection and treasury and other bills (£6.8 billion); loans to banks (£32.3 billion – including £31.1 billion repayable within one year) and loans to customers repayable within one year of £43.6 billion. A proportion of the customer loans contractually repayable within one year will be extended in the normal course of business. In addition, the group held £41.9 billion of debt securities. Of these assets, some £9.9 billion of debt securities and treasury and other bills have been pledged to secure liabilities.

The group's strong liquidity is demonstrated by its holdings of high quality liquid assets and by the surplus of its lending to other banks over its borrowings from banks. As the group is a net lender to the inter-bank market, which is much more sensitive than customers to credit ratings, a limited credit rating downgrade of the group should not significantly impair liquidity.

The group is not aware of any conditions that are reasonably likely to negatively affect its liquidity.

The group has raised approximately £1.1 billion off-balance-sheet funding through special purpose securitisation vehicles.

Operational Risk Management

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission or inefficiency, systems failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues.

The HSBC Group manages this risk through a controls-based environment in which processes are documented, authorisation is independent and where transactions are reconciled and monitored. This is supported by an independent programme of periodic reviews undertaken by internal audit. In each of the HSBC Group's subsidiaries, local management is responsible for establishing an effective and efficient operational control environment in accordance with HSBC Group's standards so that its assets are adequately protected, and whereby the operational risks have been identified and adequate risk management procedures maintained to control those risks. With effect from the beginning of 2001, operational risk losses are formally monitored quarterly. The HSBC Group also maintains contingency facilities to support operations in the event of disasters. Insurance cover is arranged to mitigate potential losses associated with certain operational risk events.

Financial Review (continued)

Credit Risk Management

Credit risk is the risk that a customer or counterparty of the group will be unable or unwilling to meet a commitment into which it has entered with a member of the group. It arises from lending, trade finance, treasury and other activities. The group has in place standards, policies and procedures for the control and monitoring of all such risks.

HSBC Holdings is responsible for the formulation of high-level credit policies. It also reviews the application of the HSBC Group's universal facility grading system. The HSBC Group's credit risk limits to counterparties in the financial and government sectors are managed centrally to optimise the use of credit availability and to avoid excessive risk concentration. Cross-border risk is controlled through the imposition of country limits, with sub-limits by maturity and type of business. Transactions with counterparties in higher risk countries are considered on a case-by-case basis.

Within the overall framework of HSBC Group policy, the bank has an established risk management process encompassing credit approvals, the control of exposures (including those to borrowers in financial difficulty), credit policy direction to business units and the monitoring and reporting of exposures both on an individual and a portfolio basis. Local management is responsible for the quality of its credit portfolios and follows a credit process involving delegated approval authorities and credit procedures, the objective of which is to build and maintain risk assets of high quality. Regular reviews are undertaken to assess and evaluate levels of risk concentration, including those to individual industry sectors and products.

Special attention is paid to the management of problem loans. Where deemed appropriate, specialist units are established to provide intensive management and control to maximise recoveries of doubtful debts.

Loans and Advances

Analysis of loans and advances to banks and to customers by geographical area and by type of customer

The following tables analyse loans by domicile of the lending office and by type of customer:

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Loans and advances to banks					
Domestic	**11,517**	9,167	9,847	8,503	11,159
International					
United Kingdom	**2,529**	3,895	997	1,880	990
Continental Europe	**13,900**	15,953	1,173	739	485
United States	**—**	—	—	—	24
Rest of the world	**4,400**	825	216	401	740
Total international	**20,829**	20,673	2,386	3,020	2,239
	32,346	29,840	12,233	11,523	13,398
Specific bad and doubtful debt provisions	**(15)**	(19)	(7)	(7)	(19)
	32,331	29,821	12,226	11,516	13,379

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Loans and advances to customers					
Domestic					
Customers domiciled in the United Kingdom					
Local and national government and government-owned utilities	**350**	304	555	464	592
Agriculture, forestry and fishing	**1,113**	1,233	1,212	1,256	1,257
Manufacturing and other production	**4,641**	5,228	4,650	5,430	5,724
Construction	**1,339**	1,101	798	974	928
Non-bank financial and services	**18,819**	17,781	16,035	14,223	14,710
Property companies	**4,003**	3,869	2,845	2,745	2,148
Individuals					
— mortgages	**16,594**	14,190	12,963	12,066	11,046
— other	**8,083**	8,081	7,566	6,254	5,407
	54,942	51,787	46,624	43,412	41,812
Overseas residents	**5,056**	4,945	5,125	3,968	3,896
Lease financing	**1,979**	1,646	1,613	1,682	1,979
Total domestic	**61,977**	58,378	53,362	49,062	47,687
International					
United Kingdom	**1,319**	1,246	1,317	1,635	1,402
Continental Europe	**25,738**	21,968	3,401	1,879	1,464
Rest of the world	**2,000**	869	666	810	681
Total international	**29,057**	24,083	5,384	4,324	3,547
	91,034	82,461	58,746	53,386	51,234
General and specific bad and doubtful debt provisions	**(2,033)**	(1,940)	(1,154)	(1,015)	(1,091)
	89,001	80,521	57,592	52,371	50,143

Analysis of loans and advances to banks and to customers by maturity and by interest sensitivity

The following tables analyse gross loans and advances to banks and to customers at 31 December 2001 by residual maturity and by interest sensitivity:

Loans and advances to banks

		International		
	Domestic £m	United Kingdom £m	Continental Europe £m	Rest of the world £m
Maturity				
1 year or less	**11,135**	**2,508**	**13,076**	**4,400**
5 years or less but over 1 year	**208**	**20**	**706**	**—**
Over 5 years	**174**	**1**	**118**	**—**
	382	**21**	**824**	**—**
	11,517	**2,529**	**13,900**	**4,400**
Interest sensitivity (over 1 year)				
Fixed rate	**7**	**2**	**322**	**—**
Variable rate	**375**	**19**	**502**	**—**
	382	**21**	**824**	**—**

Financial Review *(continued)*

Loans and advances to customers

	Domestic £m	International United Kingdom £m	International Continental Europe £m	International Rest of the world £m
Maturity				
1 year or less	**23,972**	**1,195**	**16,671**	**1,766**
5 years or less but over 1 year	**17,525**	**42**	**5,169**	**161**
Over 5 years	**20,480**	**82**	**3,898**	**73**
	38,005	**124**	**9,067**	**234**
	61,977	**1,319**	**25,738**	**2,000**
Interest sensitivity (over 1 year)				
Fixed rate	**1,681**	**88**	**3,358**	**139**
Variable rate	**36,324**	**36**	**5,709**	**95**
	38,005	**124**	**9,067**	**234**

The above table includes domestic loans and advances to construction and property companies at 31 December 2001 which are due in one year or less, £2,158 million; in five years or less but over one year, £2,185 million; and over five years, £999 million.

Foreign outstandings

The group restricts its exposure to the risk of payment difficulties arising with respect to individual countries and regions through a central HSBC Group system of internally determined country limits that relate to both economic and political risks.

Exposures to individual countries and regions and cross-border exposures in aggregate are kept under continuous review. The table below shows the geographical distribution of total outstandings, amounting to £194 billion, £179 billion and £103 billion at 31 December 2001, 2000 and 1999 respectively, comprising loans, accrued interest, acceptances, interest-bearing deposits placed with other banks, other interest-earning investments and all other monetary assets. The breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk.

	2001 %	2000 %	1999 %
United Kingdom	**52**	54	75
Continental Europe	**35**	34	15
United States	**5**	5	4
Rest of the world	**8**	7	6
	100	100	100

As shown on the table below, the group's business is predominantly with countries and regions with developed economies. Outstandings to Latin America accounted for 1 per cent (2 per cent in 2000 and 1 per cent in 1999) of total outstandings.

Cross-border outstandings to borrowers in countries that individually represented in excess of 0.75 per cent of total assets, including acceptances, at 31 December 2001, with comparatives for 31 December 2000 and 1999 were as shown in the table below:

	2001		2000		1999	
	Total out-standings £bn	**Percentage of total assets %**	Total out-standings £bn	Percentage of total assets %	Total out-standings £bn	Percentage of total assets %
France	**6.9**	**3.4**	5.6	3.0	3.2	3.0
Germany	**9.1**	**4.5**	5.9	3.2	3.6	3.3
Italy	**4.5**	**2.2**	5.3	2.8	1.4	1.3
Japan	**—**	**—**	1.4	0.8	—	—
Netherlands	**3.6**	**1.8**	2.3	1.2	1.2	1.1
Switzerland	**1.9**	**0.9**	1.9	1.0	1.0	1.0
United States	**10.8**	**5.3**	8.2	4.4	3.9	3.6

The following table analyses cross-border outstandings by type of borrower in countries that individually represented in excess of 1 per cent of total assets, including acceptances, at 31 December 2001, 2000 and 1999:

	Government and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m	Total £m
2001				
France	**912**	**3,664**	**2,314**	**6,890**
Germany	**1,368**	**7,054**	**678**	**9,100**
Italy	**997**	**3,216**	**308**	**4,521**
Netherlands	**184**	**1,866**	**1,524**	**3,574**
United States	**3,456**	**4,126**	**3,242**	**10,824**
2000				
France	1,257	2,767	1,591	5,615
Germany	763	4,967	214	5,944
Italy	2,526	2,401	343	5,270
Netherlands	75	1,253	930	2,258
Switzerland	15	1,471	413	1,899
United States	3,432	2,697	2,113	8,242
1999				
France	1,402	1,299	502	3,203
Germany	330	2,693	555	3,578
Italy	168	1,065	124	1,357
Netherlands	4	870	310	1,184
United States	364	2,625	909	3,898

Loan concentrations

Information relating to industry concentrations, gross of specific provisions, is given within Note 16 'Concentrations of exposure' in the Notes on the Accounts.

Concentrations of credit risk

The group provides a diverse range of financial services both in the United Kingdom and internationally. As a result, its portfolio of financial instruments with credit risk is highly diversified with no exposures to individual industries or economic groupings totalling more than 10 per cent of consolidated total assets, except as follows:

(a) the bank's position as one of the principal UK clearing banks means that the majority of the group's exposure to credit risk is concentrated in the United Kingdom. Within the United Kingdom, the group's credit risk is diversified over a wide range of industrial and economic groupings; and

(b) the group's position as part of a major international banking group means that it has a significant concentration of exposure to banking counterparties. The majority of credit risk to the banking industry at 31 December 2001 and 31 December 2000 was concentrated in Europe (including the United Kingdom). Concentrations of credit risk arising from off-balance-sheet transactions are discussed on pages 53 to 55.

There are no special collateral requirements relating to industrial concentrations, with the exception of exposures to the property sector. The majority of exposures to the property and construction industry and the residential mortgage market are secured on the underlying property.

Bad and doubtful debts

The group's policy on bad and doubtful debts is discussed in Note 2b 'Principal accounting policies' in the Notes on the Accounts.

Movements in provisions for bad and doubtful debts analysed between domestic and international operations were as shown in the table on the following page:

Financial Review (continued)

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Domestic					
At 1 January	**1,112**	1,043	912	972	924
Amounts written off	**(240)**	(222)	(208)	(320)	(203)
Recoveries of amounts written off in previous years	**37**	25	34	40	28
Charge to the profit and loss account	**265**	259	306	200	219
Exchange and other movements	**15**	7	(1)	20	4
At 31 December	**1,189**	1,112	1,043	912	972
Comprising:					
Specific provisions	**801**	730	698	574	650
General provisions	**388**	382	345	338	322
	1,189	1,112	1,043	912	972
International					
At 1 January	**847**	118	110	138	354
Amounts written off	**(63)**	(33)	(5)	(21)	(5)
Recoveries of amounts written off in previous years	**4**	3	8	1	8
Charge/(release) for the year	**43**	(15)	(25)	(4)	(90)
Acquisition/(disposal) of subsidiary undertakings	**99**	769	30	—	(128)
Exchange and other movements	**(71)**	5	—	(4)	(1)
At 31 December	**859**	847	118	110	138
Comprising:					
Specific provisions	**701**	701	105	110	138
General provisions	**158**	146	13	—	—
	859	847	118	110	138
Total					
Comprising:					
Specific provisions	**1,502**	1,431	803	684	788
General provisions	**546**	528	358	338	322
	2,048	1,959	1,161	1,022	1,110

	2001 %	2000 %	1999 %	1998 %	1997 %
Total customer provisions as a percentage of gross loans and advances to customers	**2.3**	2.4	2.0	1.9	2.1
General provisions as a percentage of net loans and advances to customers	**0.6**	0.7	0.6	0.6	0.6
As a percentage of average gross loans and advances to banks and customers for the year:					
Charge for specific provisions	**0.3**	0.3	0.4	0.3	0.2
Total provisions charged	**0.3**	0.3	0.4	0.3	0.2
Amounts written off net of recoveries	**0.2**	0.3	0.3	0.5	0.3

The net specific charge of £322 million in 2001 was almost matched by £303 million of write offs and the 5 per cent net increase in specific provisions during the year was lower than the 10 per cent growth in customer loans and advances. However, the net specific charge was £104 million, (48 per cent) higher than in 2000, with International, which recorded its first net charge since 1995, the main source of the increase. The £6 million rise in the Domestic net charge derived from an increase in respect of business lending which more than offset a reduction in the charge for personal lending.

The £18 million net rise in general provisions included a number of balance sheet movements (e.g. from acquisitions) which more than offset the £14 million release of general provisions through the profit and loss account.

Total provisions increased by £89 million in 2001, while non-performing loans ('NPLs') increased by £277 million.

The following table analyses the amounts written off for each of the years in the five-year period ended 31 December 2001 by type of customer:

	2001		2000		1999		1998		1997	
	£m	%	£m	%	£m	%	£m	%	£m	%
Agriculture, forestry and fishing	3	1	2	1	2	1	1	—	1	—
Manufacturing, construction, property and other production	50	16	68	27	41	19	97	29	93	45
Financial and services	39	13	41	16	31	15	110	32	28	14
Individuals	148	49	111	43	134	63	112	33	81	39
Total Domestic	240	79	222	87	208	98	320	94	203	98
Total International	63	21	33	13	5	2	21	6	5	2
Total	303	100	255	100	213	100	341	100	208	100

The following table analyses the allocation of the provisions for bad and doubtful debts for each of the years in the five-year period ended 31 December 2001 by type of customer:

	2001		2000		1999		1998		1997	
	£m	%	£m	%	£m	%	£m	%	£m	%
Specific provisions										
Domestic										
Agriculture, forestry and fishing	11	1	16	1	15	1	8	1	10	1
Manufacturing, construction, property and other production	159	8	142	7	197	17	189	18	168	15
Financial and services	223	11	178	9	159	14	128	13	278	25
Individuals	408	20	394	20	327	28	249	24	194	18
Total domestic	801	40	730	37	698	60	574	56	650	59
International	701	33	701	36	105	9	110	11	138	12
Specific provisions	1,502	73	1,431	73	803	69	684	67	788	71
General provisions	546	27	528	27	358	31	338	33	322	29
Total provisions	2,048	100	1,959	100	1,161	100	1,022	100	1,110	100

The £71 million increase in domestic specific provisions included £45 million for the 'financial and services' sector, which was mainly due to one exposure, and a further rise associated with the increased value of small unsecured debts which have been referred for collection.

Credit risk elements

The SEC defines credit risk elements as (i) loans accounted for on a non-accrual basis, (ii) accruing loans that are contractually past due 90 days or more as to principal or interest payments and (iii) loans not included in (i) and (ii) that are 'troubled debt restructurings' as defined in Statement of Financial Accounting Standards ('SFAS') No. 15, 'Accounting by Debtors and Creditors for Troubled Debt Restructurings'. Credit risk elements also cover potential problem loans that are not included in the above three classifications. Such loans are discussed below.

However, the US accounting practice of classifying loans in accordance with the guidelines of the SEC is not, in normal circumstances, followed by UK banks. As a result, the group's credit risk elements are classified, as shown in the table on the following page, as either 'Loans accounted for on a non-accrual basis' or 'Loans on which interest has been accrued but suspended' (as defined on page 86). Both of these classifications are designated as non-performing loans and reflect situations where management has serious doubts as to the ability of the customer to comply with the loan repayment terms, with provisions having been raised as required.

Financial Review (continued)

Non-performing loans	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Loans accounted for on a non-accrual basis					
Domestic	**716**	693	614	533	520
International	**693**	596	16	22	36
	1,409	1,289	630	555	556
Loans on which interest has been accrued but suspended					
Domestic	**783**	627	777	624	759
International	**315**	314	128	67	106
	1,098	941	905	691	865

All loans that are contractually past due 90 days or more or classified as troubled debt restructurings are included in the table above.

The 12 per cent increase in Non-Performing Loans ('NPLs') in 2001 comprised a 14 per cent increase in the Domestic portfolio and 11 per cent in respect of International lending. This rate of growth was marginally higher than that of customer loans and advances and included the downgrading of some sizeable individual exposures during the year. However, the value of NPLs as a proportion of total advances, at 2.0% at 31 December 2001, was unchanged from the 31 December 2000 level.

Potential problem loans

At 31 December 2001, there were no significant potential problem loans other than the amounts shown in the table above. Problem loans are ones where known information about possible credit problems causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Impaired loans

SFAS No. 114, 'Accounting by Creditors for Impairment of a Loan', as amended by SFAS No. 118, 'Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosure', addresses accounting by creditors for impairment of a loan by specifying how allowances for credit losses for certain loans should be determined.

A loan is impaired when it is probable that a creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective rate or, as an expedient, at the fair value of the loan's collateral. Leases, smaller-balance homogeneous loans and debt securities are excluded from the scope of SFAS No. 114.

At 31 December 2001, the group estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and its value in the group's UK GAAP financial statements was such that no adjustment to net income or shareholders' equity was required.

Impaired loans represent those reported as non-performing on the table above; the value of such loans at 31 December 2001 was £2,507 million (2000: £2,230 million). Of this total, loans that were included within the scope of SFAS No. 114 and for which a provision has been established amounted to £1,998 million (2000: £1,781 million). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS No. 114 is not significantly different from the UK GAAP provision of £1,036 million (2000: £1,018 million) held for such loans.

During the year ended 31 December 2001, impaired loans, including those excluded from SFAS No. 114, averaged £2,350 million (2000: £1,614 million).

Investment Securities

The book value of investment securities, analysed by type of borrower, is shown in the table on page 49.

The group had no securities classified as held-to-maturity at 31 December 2001 and 2000.

2001	Debt Securities £m	Treasury and other eligible bills £m	Total £m
US Government	**4,405**	**37**	**4,442**
UK Government	**1,302**	**2,079**	**3,381**
Other governments	**2,254**	**463**	**2,717**
Corporate and other	**11,233**	**343**	**11,576**
Total	**19,194**	**2,922**	**22,116**
Equity shares			**1,464**
Total investment securities			**23,580**
2000			
US Government	3,339	98	3,437
UK Government	2,190	1,821	4,011
Other governments	2,253	1,581	3,834
Corporate and other	11,656	782	12,438
Total	19,438	4,282	23,720
Equity shares			1,524
Total investment securities			25,244

Treasury and other eligible bills

The following tables analyse the weighted average yields of treasury bills and other eligible bills that meet the definition of securities available for sale under SFAS No. 115 at 31 December 2001 and 2000. These are mainly short-term in maturity with a book value not materially different from market value.

	Within one year		After one but within five years		After five but within ten years		
2001	Balance £m	Yield %	Balance £m	Yield %	Balance £m	Yield %	Total £m
US Treasury and Government agencies	**22**	**2.1**	—	—	**15**	**7.5**	**37**
UK Government	**2,079**	**3.7**	—	—	—	—	**2,079**
Other governments	**439**	**2.5**	**21**	**4.6**	**3**	**4.5**	**463**
Corporate debt and other securities	**333**	**5.1**	**10**	**6.7**	—	—	**343**
Book value	**2,873**		**31**		**18**		**2,922**
Market value	**2,879**		**32**		**18**		**2,929**

2000	Balance £m	Yield %	Balance £m	Yield %	Balance £m	Yield %	Total £m
US Treasury and Government agencies	98	6.2	—	—	—	—	98
UK Government	1,752	5.0	69	7.0	—	—	1,821
Other governments	1,521	6.5	54	4.8	6	5.2	1,581
Corporate debt and other securities	780	5.9	2	6.8	—	—	782
Book value	4,151		125		6		4,282
Market value	4,123		125		6		4,254

Financial Review (continued)

The gross unrealised gains and losses on treasury and other eligible bills available for sale at 31 December 2001 and 2000 are analysed in the table below:

2001	Book value £m	Gross unrealised holding gains £m	Gross unrealised holding losses £m	Market value £m
US Treasury and Government agencies	**37**	**—**	**—**	**37**
UK Government	**2,079**	**4**	**—**	**2,083**
Other governments	**463**	**3**	**—**	**466**
Corporate debt and other securities	**343**	**—**	**—**	**343**
	2,922	**7**	**—**	**2,929**

2000	Book value £m	Gross unrealised holding gains £m	Gross unrealised holding losses £m	Market value £m
US Treasury and Government agencies	98	—	—	98
UK Government	1,821	11	(22)	1,810
Other governments	1,581	26	(28)	1,579
Corporate debt and other securities	782	9	(24)	767
	4,282	46	(74)	4,254

Debt Securities

	Within one year		After one but within five years		After five but within ten years		After ten years		
	Balance £m	Yield %	Balance £m	Yield %	Balance £m	Yield %	Balance £m	Yield %	Total £m
US Treasury and Government agencies	**34**	**3.7**	**823**	**5.1**	**63**	**3.5**	**3,485**	**4.1**	**4,405**
UK Government	**1,087**	**6.5**	**215**	**5.7**	**—**	**—**	**—**	**—**	**1,302**
Other governments	**226**	**4.9**	**1,572**	**3.3**	**404**	**5.7**	**52**	**6.3**	**2,254**
Corporate debt and other securities	**2,242**	**3.0**	**5,532**	**4.5**	**2,117**	**4.7**	**1,342**	**5.7**	**11,233**
Book value	**3,589**		**8,142**		**2,584**		**4,879**		**19,194**
Market value	**3,541**		**8,237**		**2,612**		**4,938**		**19,328**

The table above analyses the maturities and weighted average yields of debt securities that meet the definition of securities available for sale under SFAS No. 115 at 31 December 2001.

The weighted average yield for each range of maturities in the above table is calculated by dividing the annualised interest income in relation to securities held as at 31 December 2001 by the amortised cost of securities at that date. The yields do not include the effect of related derivatives.

At 31 December 2001, the group held debt securities available for sale that exceeded 10 per cent of shareholders' funds as shown in the following table:

2001	Amortised cost £m	Market value £m
Issued by US Treasury and Government agencies	**4,405**	**4,432**

The gross unrealised gains and losses on securities available for sale at 31 December 2001 and 2000 are analysed in the tables below:

2001	Book value £m	Gross unrealised holding gains £m	Gross unrealised holding losses £m	Market value £m
US Treasury and Government agencies	**4,405**	**40**	**(13)**	**4,432**
UK Government	**1,302**	**8**	**—**	**1,310**
Other governments	**2,254**	**31**	**(9)**	**2,276**
Corporate debt and other securities	**11,233**	**116**	**(39)**	**11,310**
Total debt securities	**19,194**	**195**	**(61)**	**19,328**

2000	Book value £m	Gross unrealised holding gains £m	Gross unrealised holding losses £m	Market value £m
US Treasury and Government agencies	3,339	59	(5)	3,393
UK Government	2,190	5	—	2,195
Other governments	2,253	33	(8)	2,278
Corporate debt and other securities	11,656	70	(48)	11,678
Total debt securities	19,438	167	(61)	19,544

Equity shares

The following table analyses the gross unrealised gains and losses arising on those equity shares which meet the definitions of securities available for sale under SFAS No. 115 at 31 December 2001.

	Book value £m	Gross unrealised holding gains £m	Gross unrealised holding losses £m	Market value £m
2001	**1,464**	**129**	**(44)**	**1,549**
2000	1,524	116	(18)	1,622

Securities available for sale

The proceeds on disposal and amounts received on maturity of securities available for sale during the year ended 31 December 2001 were £29,922 million (2000: £39,592 million; 1999: £24,554 million), on which gross realised gains of £82 million (2000: £45 million; 1999: £45 million) and gross realised losses of £51 million (2000: £18 million; 1999: £25 million) arose.

The amount received on maturity of securities available for sale during the year ended 31 December 2001 was £23,186 million (2000: £32,790 million; 1999: £19,291 million). The proceeds on disposal of securities available for sale during the year ended 31 December 2001 were £6,736 million (2000: £6,802 million; 1999: £5,263 million).

The cost of securities available for sale purchased during the year ended 31 December 2001 was £27,165 million (2000: £40,752 million; 1999: £27,825 million).

Financial Review (continued)

Deposits

Year-end non-interest-bearing and interest-bearing deposits, analysed between domestic and international, were as shown in the table below:

	2001 £m	2000 £m
Domestic		
Non-interest-bearing	**10,603**	10,090
Interest-bearing	**77,958**	66,787
	88,561	76,877
International		
Non-interest-bearing	**8,282**	8,406
Interest-bearing	**50,822**	46,046
	59,104	54,452

The above analysis includes short-term borrowings, which are analysed further on the table below.

At 31 December 2001, the aggregate amount of deposits by foreign depositors in domestic offices was £21,610 million (2000: £20,337 million; 1999: £18,873 million).

Interest rates on deposits are varied from time to time, being set and published by the bank.

An analysis of the average amount of, and the average rate paid on, domestic and international deposits by banks and customer accounts by type is shown on page 31.

At 31 December 2001, the maturity of certificates of deposit and other time deposits was:

	2001			
	Certificates of deposit £m	%	Other time deposits £m	%
Domestic				
3 months or less	**816**	**88%**	**18,553**	**84%**
6 months or less but over 3 months	**51**	**6%**	**824**	**4%**
12 months or less but over 6 months	**52**	**6%**	**748**	**3%**
Over 12 months	**3**	**0%**	**1,962**	**9%**
	922	**100%**	**22,087**	**100%**
International				
3 months or less	**2,271**	**95%**	**23,731**	**90%**
6 months or less but over 3 months	**124**	**5%**	**1,458**	**6%**
12 months or less but over 6 months	**8**	**0%**	**515**	**2%**
Over 12 months	**—**	**0%**	**637**	**2%**
	2,403	**100%**	**26,341**	**100%**

Certificates of deposit and other time deposits, most of which were in denominations of US$100,000 or more, have fixed maturity dates and bear interest at rates that reflect money market rates. Further analyses of deposits by banks and customer accounts at 31 December 2001 and 2000 are shown in Notes 25 'Deposits by banks' and 26 'Customer accounts', respectively, in the Notes on the Accounts.

Short-term borrowings

Short-term borrowings are not shown separately on the balance sheet but are included within customer accounts, deposits by banks and debt securities in issue. Short-term borrowings include securities sold under agreements to repurchase, commercial paper and other short-term borrowings.

The group had liabilities relating to securities sold under agreements to repurchase as shown in the table below.

Other than securities sold under agreements to repurchase, the group had no significant short-term borrowings.

	2001		2000		1999	
	Balance £m	Weighted average rate %	Balance £m	Weighted average rate %	Balance £m	Weighted average rate %
At 31 December	**4,302**	**4.2**	4,865	6.2	1,715	4.9
Average during the year	**6,030**	**3.9**	3,651	6.1	2,784	4.3
Maximum outstanding at any month-end	**6,927**		6,791		4,328	

Derivatives

Off-balance-sheet financial instruments, commonly referred to as derivatives, are contracts the characteristics of which are derived from those of underlying assets, interest and exchange rates or indices. They include futures, forwards, swap and options transactions in the foreign exchange, interest rate and equity markets. Transactions are negotiated directly with customers, with the bank acting as a counterparty, or can be dealt through exchanges.

Users of derivatives typically want to convert an unwanted risk generated by their business to a more acceptable risk, or cash. Derivatives provide an effective tool for companies to manage the financial risks associated with their business and, as a consequence, there has been a significant growth in derivatives transactions in recent years.

The group, through the dealing operations of its subsidiaries, acts as an intermediary between a broad range of users, structuring deals to produce risk management products to suit individual customer needs. As a result, the group can accumulate significant open positions in derivatives portfolios. These positions are managed constantly to ensure that they are within acceptable risk levels, with offsetting deals being undertaken to achieve this where necessary. As well as acting as a dealer, the group also uses derivatives (principally interest rate swaps) in the management of its own asset and liability portfolios and structural positions.

Type of instruments

Exchange rate contracts include spot and forward foreign exchange contracts, cross currency swaps, currency futures, currency options and similar instruments.

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap re-exchange, principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency futures are agreements to buy or sell standard amounts of a specified currency at an agreed exchange rate on a standard future date.

Currency options give the buyer the right, but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified date.

Interest rate contracts include interest rate swaps, interest rate futures, forward rate agreements ('FRAs') and interest rate options, caps and floors.

Interest rate swaps involve the exchange of interest rate obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal. The group may enter a swap transaction either as an intermediary (i.e. guaranteeing one or both counterparties) or as a direct counterparty.

Interest rate futures are agreements to buy or sell a standard amount of a specified fixed income security or time deposit at an agreed interest rate on a standard future date.

FRAs give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the 'settlement date'). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is calculated by reference to the difference between the contract rate and the market rate prevailing on the settlement date.

Interest rate options give the buyer the right, but not the obligation, to fix the rate of interest on a future deposit or security (e.g. gilt options) for a specified period and commencing on a specified future date.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds, instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or floor rate respectively. A combination of a bought (or sold) interest rate cap and a sold (or bought) floor is known as an interest rate collar.

Risks associated with derivatives

Derivative instruments are subject to both market risk and credit risk.

The market risk associated with derivatives can be significant since large positions can be accumulated with a substantially smaller initial outlay than required in cash markets. Recognising this, only certain offices with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. The management of market risk arising from derivatives business is monitored daily by the market risk control unit in each office and on a regular basis by Traded Markets Development and Risk, in combination with market risks arising from on-balance-sheet instruments (Note 37 'Market risk management' in the Notes on the Accounts).

Unlike assets recorded on the balance sheet, where the credit risk is typically the full amount of the principal value, together with any unrealised interest accrued or mark-to-market gain (Note 12 'Credit risk management' in the Notes on the Accounts), the credit risk relative to a derivative is principally the replacement cost of any contract with a positive mark-to-market gain and an estimate for the potential future change in value, reflecting the volatilities affecting the contract. Credit risk on contracts having a negative mark-to-market value is restricted to the potential future change in value. Credit risk on derivatives is, therefore, small in relation to a comparable balance sheet risk. In addition, credit exposure with individual counterparties can be reduced by close-out netting agreements, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. Such agreements are enforceable in the jurisdictions of the major market makers and the group has executed close-out netting agreements with the majority of these counterparties, notwithstanding the fact that the group deals only with the most creditworthy counterparties.

To reduce credit risk, management may deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on management's credit evaluation of the customer. Collateral held varies but will generally be in the form of liquid securities.

The following table analyses the replacement cost of all third-party exchange rate, interest rate and equities contracts with positive mark-to-market gains, after netting where possible, by maturity and by category of counterparty at 31 December 2001 and 31 December 2000. The table shows that the replacement cost of derivatives is predominately with banks and under five years.

Replacement cost

	Residual maturity					
	Less than 1 year £m	1-5 years £m	Over 5 years £m	Netting £m	Total 2001 £m	Total 2000 £m
Government	2	21	61	(78)	**6**	80
Banks	3,354	4,059	1,366	(3,997)	**4,782**	5,005
Non-bank financial institutions						
Exchanges*	15	7	—	—	**22**	13
Other	594	993	237	(199)	**1,625**	1,346
Other sectors	543	312	98	(292)	**661**	879
Total 2001	**4,508**	**5,392**	**1,762**	**(4,566)**	**7,096**	
Total 2000	5,433	4,307	1,730	(4,147)		7,323

** Exchanges with margining requirements*

The following table analyses a maturity profile of the contract amounts of third-party derivative contracts outstanding at 31 December 2001 and 31 December 2000. This shows that the majority of contracts are executed over the counter and mature within one year.

Contract amount

	Residual maturity				
	Less than 1year	1-5 years	Over 5 years	Total 2001	Total 2000
	£m	£m	£m	£m	£m
Exchange rate, interest rate and equities contracts					
Exchanges with margining requirements	43,619	8,215	231	**52,065**	62,458
Other	580,295	269,645	81,164	**931,104**	758,994
Total 2001	**623,914**	**277,860**	**81,395**	**983,169**	
Total 2000	484,471	264,728	72,253		821,452

Further information on derivatives can be found in Note 35 'Financial instruments' in the Notes on the Accounts.

Derivatives used for trading purposes

Contracts for trading purposes are undertaken both for the group's own account and to service its corporate customer base, including designing structured products to meet the specific requirements of customers. Derivatives are used for trading purposes in order to generate income from customer-driven business and dealing income from market fluctuations.

Trading positions are valued on a mark to market basis.

In liquid portfolios, the market values are determined by reference to independently sourced mid-market prices where it is reasonable to assume the positions could be sold at that price. In those instances where markets are less liquid and/or where positions have been held for extended periods, portfolios will be valued by reference to bid or offer prices as appropriate.

In relation to certain products, such as over-the-counter derivative instruments, there are no independent prices quoted in the markets. In these circumstances market values are determined by reference to standard industry models, which typically utilise discounted cash flow techniques to derive the market value. The models may be in-house developed or software vendor packages.

In valuing transactions, prices may be amended in respect of those positions considered illiquid, having recognition of the size of the position vis a vis the normal maket trading volumes in that product.

The main valuation sources are securities prices, foreign exchange rates, and interest rate yield curves.

The group's derivative transactions are predominantly in plain vanilla instruments, primarily comprising interest rate and foreign exchange contracts, where the marked to market values are readily determinable by reference to independent prices and valuation quotes, as described above.

There are a limited number of structured transactions which have been performed, primarily to meet specific customer demand, where standard industry models are not routinely available, and where there is no market quotation. For these products, the group has developed its own proprietary models for the purposes of performing valuations. These models are rigorously checked by Finance and Operations department on an ongoing basis to ensure that the model assumptions are, and remain, valid over the transaction life, which is generally less than five years.

The average mark-to-market values for the years ended 31 December 2001 and 31 December 2000 are analysed on the next page. Positive amounts represent replacement cost values, while negative amounts represent current mark-to-market losses.

Financial Review (continued)

	2001 £m	2000 £m
Average mark-to-market value		
Exchange rate contracts		
Assets	**5,209**	2,748
Liabilities	**(5,295)**	(3,428)
Interest rate contracts		
Assets	**5,947**	1,458
Liabilities	**(6,084)**	(1,538)
Equities contracts		
Assets	**813**	982
Liabilities	**(791)**	(1,156)

Asset and liability balances arising from derivative contracts are not netted, except where a legal right of set-off exists.

Assets, including gains, resulting from derivatives that are marked to market, are included within 'Other assets' in the consolidated balance sheet (on page 80). Liabilities, including losses, resulting from such contracts, are included in 'Other liabilities'.

The contract amount, replacement cost and mark-to-market values of third-party and internal trading derivatives by product type is on page 127, in Note 35 'Financial instruments' in the Notes on the Accounts.

Derivatives used for non-trading purposes

The majority of the transactions undertaken for non-trading purposes are between business units within the group, one of which is a trading desk, which may then lay off the resulting position by trading in the external market. Internal positions are integral to the group's asset and liability management and are included within analyses of non-trading positions below.

For the year ended 31 December 2001, gross interest income on non-trading derivative activities was £438 million (2000: £240 million; 1999: £174 million) and gross interest payable was £311 million (2000: £119 million; 1999: £60 million).

Other operating income, relating to terminated contracts, was £ nil (2000: £ nil; 1999: £ nil). The table below summarises, by contract amount, the activity in non-trading derivatives.

	2001 £m	2000 £m	1999 £m
At 1 January	**92,629**	26,459	32,855
New contracts	**53,679**	22,559	9,683
Matured and amortised contracts	**(29,538)**	(9,643)	(13,196)
Terminated contracts	**(1,889)**	(1,560)	(3,147)
Effect of foreign exchange rate and other movements	**(2,261)**	4,559	264
Acquisition of subsidiary undertakings	**—**	50,255	—
At 31 December	**112,620**	92,629	26,459

Of the above non-trading derivatives, £44,695 million related to contracts maturing in 2002, £43,945 million to contracts maturing in 2003 to 2006 and £ 23,980 million to contracts maturing in 2007 and thereafter.

The contract amounts at 31 December 2001 and 31 December 2000 of each type of non-trading exchange rate contract are analysed by currency in the table on the next page.

Of these non-trading exchange rate contracts, £9,158 million related to contracts maturing in 2002 and £139 million to contracts maturing in 2003 to 2006.

At 31 December 2001, the group had no significant derivative instruments held or issued that were accounted for as hedges of anticipated transactions.

Further disclosures of derivatives used for non-trading purposes are in Note 35 'Financial instruments' in the Notes on the Accounts.

	2001	2000
	£m	£m
US dollars	**2,573**	3,238
Japanese yen	**—**	341
Euros	**142**	498
Sterling	**4,515**	1,888
Other	**2,067**	2,307
Total	**9,297**	8,272

Fair Value of Financial Instruments

SFAS No. 107 'Disclosures about Fair Value of Financial Instruments' requires disclosure of the estimated fair values of certain financial instruments, both on-balance-sheet and off-balance-sheet, where it is practicable to do so.

Where possible, fair values have been estimated using market prices for the financial instruments. Where market prices are not available, fair values have been estimated using quoted prices for financial instruments with similar characteristics, or otherwise using a suitable valuation technique where practicable to do so. The fair value information presented represents the group's best estimate of those values and may be subject to certain assumptions and limitations.

The fair values presented in the table on page 58 are at a specific date and may be significantly different from the amounts that will actually be paid or received on the maturity or settlement date. In many cases, the estimated fair values could not be realised immediately and accordingly do not represent the value of these instruments to the group as a going concern.

The group has excluded the fair value of intangible assets, such as values placed on its portfolio of core deposits, credit card relationships and customer goodwill, as these are not considered to constitute financial instruments for the purposes of SFAS No. 107. The group believes such items to be significant and essential to the overall evaluation of the group's worth.

In view of the above, comparisons of fair values between financial institutions may not be meaningful and users are advised to exercise caution when using this data.

Financial instruments for which fair value is equal to carrying value

The following table lists those financial instruments, within the scope of SFAS No. 107, where carrying value is an approximation of fair value because they are either (i) carried at market value or (ii) short term in nature or reprice frequently. By definition, the fair value of trading account assets and liabilities, including derivative instruments, equals carrying value. Carrying values of these instruments are presented on the balance sheets and related notes on pages 80 and 129.

Assets	**Liabilities**
Cash and balances at central banks	Deposits by banks repayable on demand or that mature/reprice within six months
Items in the course of collection	Customer accounts repayable on demand or that mature/reprice within six months
Trading treasury bills and other eligible bills, debt securities and equity shares	Trading debt securities in issue
	Short positions in treasury bills, debt securities and equity shares
	Items in the course of transmission
Other assets	Other liabilities
Prepayments and accrued income	Accruals and deferred income
Off-balance-sheet trading instruments	Off-balance-sheet trading instruments

Other financial instruments

The fair value of other financial instruments within the scope of SFAS No. 107 is set out in the table on page 58. The valuation technique adopted for each major category is discussed on the following page.

Loans and advances to banks and customers

For personal and commercial loans and advances which mature or reprice after six months, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates).

Performing loans are grouped, to the extent possible, into homogeneous pools segregated by maturity and the coupon rates of the loan within each pool. In general, cash flows are discounted using current market rates for instruments with similar maturity, repricing and credit risk characteristics.

For non-performing uncollateralised commercial loans, an estimate is made of the time period to realise these cash flows and the fair value is estimated by discounting these cash flows at a risk-free rate of interest. For non-performing commercial loans where collateral exists, the fair value is the lesser of the carrying value of the loans, net of specific provisions, or the fair value of the collateral, discounted where appropriate. General provisions are deducted from the fair values of these non-performing loans.

Treasury and other eligible bills, debt securities and equity shares held for investment purposes, and other participating interests

Listed investment securities are valued at middle-market prices and unlisted investment securities at management's valuation, which takes into consideration future earnings streams, valuations of equivalent quoted securities and other relevant techniques.

Deposits by banks and customer accounts

Deposits by banks and customer accounts that mature or reprice after six months are grouped by residual maturity. Fair value is estimated using discounted cash flows, applying either market rates, where applicable, or current rates offered for deposits of similar remaining maturities.

Debt securities in issue and subordinated liabilities

Fair value is estimated using quoted market prices at the balance sheet date.

The following table presents the carrying value and fair value for those financial instruments whose fair value is derived using these various estimation techniques.

The carrying and fair values of non-trading derivative financial instruments are disclosed on page 130 in Note 35 'Financial instruments' in the Notes on the Accounts.

	2001		2000	
	Carrying value £m	**Fair value £m**	Carrying value £m	Fair value £m
Assets				
Treasury and other eligible bills – non-trading	**2,922**	**2,929**	4,282	4,254
Loans and advances to banks and customers	**121,332**	**121,548**	110,342	110,357
Debt securities – non-trading	**19,194**	**19,328**	19,438	19,544
Equity shares – non-trading	**1,464**	**1,549**	1,524	1,622
Liabilities				
Deposits by banks and customer accounts	**147,665**	**147,683**	131,329	131,338
Debt securities in issue – non-trading	**8,461**	**8,467**	9,191	9,201
Subordinated liabilities	**4,435**	**4,409**	5,212	5,113

Other Information

Supervision and Regulation

Under the framework established by the Financial Services and Markets Act 2000 ('FSMA'), the Financial Services Authority ('FSA') became the sole financial services regulator within the UK with effect from 1 December 2001. The FSA replaced, inter alia, the variety of regulators previously established under the Financial Services Act 1986 (now repealed) and now regulates deposit taking, investment and insurance business undertaken in the UK. Within the HSBC Group, the bank and HSBC Trust Company (UK) Limited are the main 'authorised persons' regulated by the FSA. Crédit Commercial de France S.A. ('CCF') is the bank's principal overseas banking subsidiary. CCF is regulated by local French regulators.

UK supervision and regulation

The FSA requires banks to report and, in certain cases, obtain consent for large individual exposures and large exposures to related borrowers, and sets the minimum criteria for authorisation. The FSMA permits the FSA to obtain independent reports from skilled persons for banks, often their auditors, as to the adequacy of systems of internal control and accounting and internal records. The FSA also has statutory powers to object, on prudential grounds, to persons who are, or intend to become, controllers of 10 per cent or more of the voting power of a bank. The FSA may also object to directors and managers who are not, in its view, fit and proper persons.

The FSA regulates UK banks and banking groups by monitoring their performance through interviews and regular prudential reporting which, under the FSMA, may be subject to review by skilled persons at their request. The group's senior executives attend regular meetings with the FSA and these meetings are used by the FSA to ensure that banks and their subsidiaries which are regulated by the FSA are conducting their business in a prudent manner and with due regard for the prudential guidelines that it has issued. Fundamental matters relating to the group's business, such as strategic and operating plans, risk control, loan portfolio composition, conduct of business and organisational changes, are regularly discussed.

From 1 December 2001, also under a framework established by the FSMA, the Financial Services Compensation Scheme Limited ('FSCS') replaced previous compensation schemes for investment business, deposits and insurance. Responsibility for administering the FSCS rests with its board of directors, who are appointed by the FSA. Whilst the FSCS is accountable to the FSA, it is independent from it. The FSCS will compensate consumers if an authorised person (such as a bank, building society or insurance company) fails, or if consumers have lost money as a result of poor advice and the authorised person who gave the advice is no longer in business. The FSCS is funded by contributions made by authorised persons. The maximum payout under the FSCS varies according to the type of business being undertaken. In the case of deposits, 100 per cent cover will be paid for the first £2,000 of a claim, with 90 per cent of the next £33,000 payable. Therefore, the maximum compensation in respect of deposits is £31,700.

French supervision and regulation

French banking law sets out the conditions under which banks may operate in France and vests related supervisory and regulatory powers in certain administrative authorities as follows:

- The National Credit and Securities Council is a consultative organisation that studies the operation of the banking and financial service industries and participates in the formulation of national credit and monetary policy.
- The Banking and Finance Regulatory Committee establishes general rules for the conditions under which banks operate, including management standards, financial ratios and credit policy and determination of capital requirements.
- The Credit Institutions and Investment Firms Committee, which is chaired by the Governor of the Bank of France, grants banking and investment firms licences and makes other specific decisions and grants specific exemptions as provided in applicable banking regulations.
- The Banking Commission, which is chaired by the Governor of the Bank of France, is responsible for the supervision of credit institutions and certain investment firms and enforcement of laws and regulations applicable to them. Banks are required to submit periodic (either monthly or quarterly) accounting reports to the Banking Commission concerning the principal areas of their activity. The Banking Commission may also carry out on-site inspections.

Other Information (continued)

In addition, the Banking Commission has the power to appoint a temporary administrator to manage provisionally a bank which it deems to be mismanaged.

The principal regulations applicable to deposit banks such as Crédit Commercial de France are minimum capital ratio requirements, equity and permanent resources (certain long-term assets denominated in euros) ratios, risk diversification and liquidity, as well as monetary policy, restrictions on equity investments and reporting requirements.

French regulations permit only licensed credit institutions to engage in banking activities on a regular basis.

All credit institutions operating in France are required by law to operate a deposit guarantee mechanism for customers of commercial banks, except branches of European Economic Area banks which are covered by their home country's guarantee system. The contribution of each credit institution is calculated on the basis of the aggregate deposits and one-third of the gross customer loans held by such credit institution and of the risk exposure of such credit institution.

French credit institutions are required to establish appropriate internal control systems and prepare an annual report for review by the institution's board of directors and the Banking Commission.

Monetary Policy

UK monetary policy remains committed to low and stable inflation. The inflation target is set by the Government and is reviewed in each Budget Statement. The current target is to achieve underlying inflation as measured by the retail price index, excluding mortgage interest payments, of 2.5 per cent. Operational responsibility for setting short-term interest rates to achieve that target has been in the hands of the Bank of England since 1997. A Monetary Policy Committee ('MPC') meets monthly, normally on the Wednesday afternoon and Thursday morning after the first Monday of the month, to decide on the appropriate level. Decisions are announced at noon following the Thursday meeting. Monetary policy is assumed to influence inflation with a lag so that base rates are set on a judgement of inflation prospects up to two years ahead. Should the underlying rate move outside a band of one percentage point above or below the 2.5 per cent target, the Governor of the Bank of England has to write to the Chancellor setting out the reasons for the divergence.

Since the introduction of inflation targets nearly a decade ago, inflation has recorded its best performance for nearly 50 years. Since 1993, the underlying measure has ranged between 1.8 and 3.5 per cent. In both 2000 and 2001 it averaged 2.1 per cent and had no significant impact on the results of HSBC Group's operations.

A slowdown in the UK economy combined with a sharp deceleration in global economic growth last year with the expectation of further weak growth this year led to seven interest rate reductions. The MPC, concerned that the weakness in activity would lead to underlying inflation falling well below target, reduced base rates from 6 per cent to 4 per cent over the course of the year.

European Monetary Policy

Within the euro-zone, responsibility for deciding and implementing monetary policy lies with the European Central Bank (ECB) which also has responsibility for conducting operations in foreign exchange markets, looking after the official foreign exchange reserves and ensuring the smooth working of payments systems. Although the ECB's objective of maintaining price stability is set by the Maastricht Treaty, the target itself, maintaining inflation below 2 per cent, is set by the ECB unlike in the UK where the Bank of England's inflation target is set by the Government.

For the ECB, the 18-strong Governing Council is the body which decides on monetary policy changes. The Council consists of the president, the vice president and the other four members of the Executive Board, together with the governors of the national central banks.

Description of Premises

The group has a substantial network of premises, including significant branch networks in the United Kingdom, France and Turkey. In the United Kingdom there are approximately 2,000 premises, in France there are approximately 900 and approximately 200 in Turkey. The bank's head office is at Poultry, London, England.

Further details are included in Note 23 'Tangible fixed assets' in the Notes on the Accounts.

In 1998, HSBC Holdings announced its intention to develop a new Headquarters building at London's Canary Wharf, bringing together some 8,500 staff from HSBC Holdings and its subsidiaries including the bank. The bank's head office departments will relocate to the new building on completion in 2002. The building will be held on a 999-year lease by the bank.

Employees

As at 31 December 2001, the group had approximately 71,300 employees (of whom approximately 48,700 work in the United Kingdom and 13,100 in France), compared with approximately 68,400 at 31 December 2000 and 50,000 at 31 December 1999. Most of the group's labour force in the UK and France is unionised. Management believes that the current relationship between the group and its employees is harmonious, as it has been in the past. The group has not experienced any material strikes or work stoppages within the prior five years.

Legal Proceedings

The bank and certain subsidiary undertakings are named in, and are defending, legal actions in various jurisdictions arising from their normal business. No material adverse impact on the financial position of the group is expected to arise from these proceedings.

Board of Directors

Directors

Sir John Bond, *Chairman*

Age 60. A Director since 1993 and Chairman from 1998. Group Chairman of HSBC Holdings plc. Joined HSBC in 1961. Chairman of HSBC USA Inc., HSBC Bank USA and HSBC Bank Middle East. A Director of The Hongkong and Shanghai Banking Corporation Limited. Chairman of the Institute of International Finance and a Director of Ford Motor Company. A member of the Court of the Bank of England.

K R Whitson, *Deputy Chairman*

Age 58. A Director since 1992, Deputy Chief Executive from 1992 to 1994, Chief Executive from 1994 to 1998 and Deputy Chairman since 1998. Joined HSBC in 1961. Group Chief Executive of HSBC Holdings plc. Chairman of Merrill Lynch HSBC Limited, HSBC Bank A.S. and Deputy Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA. A Director of The Hongkong and Shanghai Banking Corporation Limited, HSBC USA Inc. and HSBC Bank Canada. A non-executive Director of the Financial Services Authority.

W R P Dalton, *Chief Executive*

Age 58. A Director and Chief Executive since 1998. An executive Director of HSBC Holdings plc. Joined HSBC in 1980. President and Chief Executive Officer, HSBC Bank Canada from 1992 to 1997. Deputy Chairman of Merrill Lynch HSBC Limited and a Director of Crédit Commercial de France S.A., HSBC Bank Malta p.l.c., HSBC Investment Bank Holdings plc and HSBC Private Banking Holdings (Suisse) SA. Vice-President of The Chartered Institute of Bankers. A non-executive Director of MasterCard International Inc. and a non-executive Director and Chairman of Young Enterprise Limited.

D W Baker, *Chief Operating Officer*

Age 59. A Director since 1996 and Chief Operating Officer since 1998. Joined HSBC in 1962. Chairman of HSBC Pension Trust (UK) Limited and a Director of HSBC Bank Malta p.l.c. and The Cyprus Popular Bank Limited. A non-executive Director of Market Harborough Building Society, Industry in Education and a member of the CBI Council.

C F W de Croisset

Age 58. A Director since 2000. Chairman and Chief Executive Officer of Crédit Commercial de France S.A. An executive Director of HSBC Holdings plc. Joined Crédit Commercial de France S.A. in 1980.

R Emerson*

Age 52. A Director since 1996. Senior Vice President Tax & Treasury at GlaxoSmithKline plc. Formerly a partner of Coopers & Lybrand.

C-H Filippi

Age 49. A Director since 2000. HSBC Holdings plc Group General Manager and Global Head of Corporate and Institutional Banking. Administrateur Directeur Général of Crédit Commercial de France S.A. from 1998 to November 2001. President of HSBC CCF Investment Bank (France) and a Director of HSBC Investment Bank Holdings plc. Joined Crédit Commercial de France S.A. in 1987.

S K Green

Age 53. A Director since 1995. Executive Director Investment Banking and Markets. Joined HSBC in 1982. An executive Director of HSBC Holdings plc. Group Treasurer, HSBC Holdings plc from 1992 to 1998. Chairman of HSBC Investment Bank Holdings plc and a Director of Crédit Commercial de France S.A., HSBC Guyerzeller Bank AG, HSBC USA Inc., HSBC Bank USA, HSBC Private Banking Holdings (Suisse) SA and HSBC Trinkaus & Burkhardt KGaA.

C M S Jones*

Age 58. Appointed a Director in August 2001. Managing Director, James Beattie PLC.

A C Reed (Mrs)*

Age 45. A Director since 1996. Finance Director, Marks & Spencer plc.

H A Rose*

Age 61. A Director since 1997. Formerly Deputy Chairman of The Rover Group Limited.

J Singh*

Age 50. Appointed a Director in January 2001. Chairman and Chief Executive Officer of Edwardian Group Limited. Member of the Board of Warwick Business School.

**Independent non-executive Director.*

Secretary

I B Marshall

Age 52. Joined HSBC in 1995.

Registered Office: Poultry, London EC2P 2BX

Senior Executives

A J Ashford
Age 52. General Manager, Personal Banking. Joined HSBC in 1979.

G P S Calvert, OBE
Age 49. General Manager, Northern, Scotland and Northern Ireland Division. Joined HSBC in 1974.

I M Dorner
Age 47. Head of Human Resources. Joined HSBC in 1986.

R J Duke
Age 51. General Manager, Banking Services. Joined HSBC in 1971.

R P Hennessy
Age 48. Chief Financial Officer. Joined HSBC in 1982.

A R F Hughes
Age 50. Chief Executive, First Direct. Joined HSBC in 1969.

A M Keir
Age 43. General Manager, Midlands Division. Joined HSBC in 1981.

R Morgan
Age 51. Head of Information Technology. Joined HSBC in 1980.

R J Moseley
Age 44. General Manager, Corporate and Institutional Banking. Joined HSBC in 1976.

I D F Ogilvie
Age 42. General Manager, Marketing. Joined HSBC in 1987.

G E Picken
Age 52. General Manager, Commercial and Corporate Banking. Joined HSBC in 1971.

A F Rademeyer
Age 43. Treasurer, Treasury and Capital Markets. Joined HSBC in 1982.

J Ranaldi
Age 53. General Manager, Operations. Joined HSBC in 1982.

W E Roberts
Age 55. General Manager, Western and Wales Division. Joined HSBC in 1962.

T Robson
Age 57. Chief Executive Officer, HSBC Bank Malta p.l.c. Joined HSBC in 1962.

C S Smith
Age 55. Head of Credit and Risk. Joined HSBC in 1964.

R G Spence
Age 42. General Manager, Southern Division. Joined HSBC in 1978.

C S O'N Wallis
Age 46. Head of International. Joined HSBC in 1978.

Report of the Directors

Results for 2001

The consolidated profit for the year attributable to the shareholders of the bank was £1,641 million.

An interim dividend of £600 million has been paid on the ordinary share capital during the year and the Directors have resolved to pay a further interim dividend for 2001 of £900 million.

Further information about the results is given in the consolidated profit and loss account on page 79.

Principal Activities and Business Review

The group provides a comprehensive range of banking and related financial services.

The bank has 1,666 branches in the United Kingdom. Outside the United Kingdom, it has branches in Australia, Belgium, the Czech Republic, France, Greece, Guernsey, Hong Kong Special Administrative Region, Ireland, the Isle of Man, Israel, Italy, Jersey, the Netherlands, Spain and Sweden; it has representative offices in Argentina, Mexico, Singapore and Venezuela; and it has subsidiaries in Armenia, France, Greece, Kazakhstan, Malta, Russia, Spain, Switzerland and Turkey. Through these undertakings, the bank provides a comprehensive range of banking and related financial services.

In March 2001, Crédit Commercial de France S.A., a subsidiary of the bank, acquired an 89.6 per cent interest in Banque Hervet from the French Finance Ministry for a consideration of €473 million (£304 million). An additional 8.3 per cent interest was acquired by Crédit Commercial de France S.A. in July 2001 for €42 million (£26 million).

The sale of the bank's 20 per cent interest in British Interactive Broadcasting to BSkyB plc was completed on 9 May 2001 and recorded a profit on disposal of £139 million.

In September 2001, the bank announced that it had entered into an agreement to purchase Demirbank TAS from the Turkish Savings Deposit Insurance Fund for a cash consideration of US$350 million (£248 million). This transaction was completed on 30 October and the businesses of Demirbank TAS and HSBC Bank A.S., the bank's existing operation in Turkey, were merged on 14 December 2001.

In December 2001, the group acquired a 67.1 per cent interest in HSBC Guyerzeller Bank AG for a consideration of €364 million (£223 million) as part of the HSBC Group's continued restructuring of its private banking interests.

A review of the development of the business of the bank during the year and an indication of likely future developments are given in the Business Description and Financial Review on pages 4 to 58.

Share Capital

Following the purchase of Banque Hervet by Crédit Commercial de France S.A. in March 2001, HSBC Holdings plc subscribed £275,000,000 for one additional ordinary share of £1 each credited as fully paid, in the ordinary share capital of the bank.

In April 2001, HSBC Holdings plc subscribed the equivalent of £654,942,892 for one additional ordinary share of £1 each credited as fully paid, in the ordinary share capital of the bank. The share was issued as part of the continuing restructuring of the HSBC Group's private banking interests commenced in December 2000.

In July 2001, the authorised share capital of the bank was increased by US$150,000 by the creation of an additional 15,000,000 Third Dollar Preference Shares of US$0.01 each and the bank redeemed at US$25 per share all the Series B and D Second Dollar Preference Shares of US$0.01 each in issue. This redemption was funded by HSBC Holdings plc subscribing US$375,000,000 for 15,000,000 Third Dollar Preference Shares.

In September 2001, the authorised share capital of the bank was increased by US$250,000 by the creation of an additional 25,000,000 Third Dollar Preference Shares of US$0.01 each and in October 2001 the bank redeemed at US$25 per share all the Series A and C Second Dollar Preference Shares of US$0.01 each in issue. This redemption was funded by HSBC Holdings plc subscribing US$450,000,000 for 18,000,000 Third Dollar Preference Shares.

Valuation of Freehold and Leasehold Land and Buildings

Freehold and long leasehold properties were revalued by professionally qualified valuers in September 2001 in accordance with the bank's policy of annual valuation. As a result of this revaluation, the net book value of land and buildings has increased by £64 million. Further details are included in Note 23 of the "Notes on the Accounts".

Board of Directors

The objectives of the management structures within the bank, headed by the Board of Directors and led by the Chairman, are to deliver sustainable value to shareholders. Implementation of the strategy set by the Board is delegated to the bank's Executive Committee under the leadership of the Chief Executive.

The Board meets regularly and Directors receive information between meetings about the activities of committees and developments in the bank's business. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary.

The names of Directors serving at the date of this report and brief biographical particulars for each Director are set out on page 62.

J Singh and C M S Jones were appointed as Directors on 25 January 2001 and 1 August 2001 respectively. Having been appointed since the Annual General Meeting in 2001, C M S Jones will retire at the forthcoming Annual General Meeting and offer himself for election. Mr A J Hales and Mr R M J Orgill retired as Directors on 23 May 2001 and 31 October 2001 respectively.

Sir John Bond, S K Green, A C Reed and K R Whitson will retire by rotation at the Annual General Meeting and they offer themselves for re-election.

None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with the bank or any of its subsidiary undertakings.

Board Committees

The Board has appointed a number of committees consisting of certain Directors and senior executives. The following are the principal committees:

Executive Committee

The Executive Committee meets regularly and operates as a general management committee under the direct authority of the Board. The members of the Executive Committee are W R P Dalton (Chairman), D W Baker, both of whom are executive Directors, and A J Ashford, R J Duke, R P Hennessy, G E Picken, A F Rademeyer and C S Smith, all of whom are senior executives.

Audit Committee

The Audit Committee meets regularly with the bank's senior financial, internal audit and compliance management and the external auditor to consider the bank's financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The members of the Audit Committee are H A Rose (Chairman), R Emerson and Mrs A C Reed, each of whom are independent non-executive Directors.

Property Committee

The Property Committee meets regularly to supervise and control the development of the new Head Office building in Docklands. The members of the Committee are Sir Wilfrid Newton (Chairman), a former independent non-executive Director, W R P Dalton, D J Flint (Finance Director of HSBC Holdings plc), S K Green and K R Whitson.

Corporate Governance

The HSBC Group is committed to high standards of corporate governance. The bank has complied throughout the year with the relevant best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the UK Listing Authority.

Internal Control

The Directors are responsible for internal control in the group and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material errors, losses or fraud.

The key procedures that the Directors have established are designed to provide effective internal control within the HSBC Group and accord with the Internal Control Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales. Such procedures have been in place throughout the year and up to 4 March 2002, the date of approval of the annual report and accounts. These procedures also enable the bank to discharge its obligations under the Handbook of Rules and Guidance issued by the Financial Services Authority, the bank's regulator, which came into effect on 1 December 2001. In the case of companies acquired during the year the internal controls in place have been reviewed against the HSBC Group's benchmarks since they were acquired and they are being integrated into the HSBC Group's systems. The HSBC Group's key internal control procedures include the following:

- Authority to operate the bank is delegated to the Chief Executive and authority to operate major subsidiaries is delegated to their Chief Executive Officers within limits set by the Board of Directors of the Company. The appointment of executives to the most senior positions within the group requires the approval of the Board of Directors of the Company. Functional, operating and financial reporting standards are established by HSBC Holdings' management for application across the whole HSBC Group. These are supplemented by operating standards set by the bank's management, as required.

- Systems and procedures are in place in the group to identify, control and report on the major risks including credit, changes in the market prices of financial instruments, liquidity, operational error and fraud. Exposure to these risks is monitored by the bank's or major subsidiaries' Executive Committees and the Asset and Liability Management Committees.

- Comprehensive annual financial plans are prepared, reviewed and approved by the Board of Directors. Results are monitored regularly and reports on progress compared with plan are prepared monthly. Financial accounting and reporting and certain management reporting standards have been established. Centralised functional control is exercised over all computer system developments and operations. Common systems are employed where possible for similar business processes. Credit and market risks are measured and reported on in the bank and major subsidiaries and aggregated for review of risk concentrations on an HSBC Group-wide basis.

- Responsibilities for financial performance against plans and for capital expenditure, credit exposures and market risk exposures are delegated with limits to line management. In addition, functional management in HSBC Holdings has been given responsibility to set policies, procedures and standards in the areas of finance; legal and regulatory compliance; internal audit; human resources; credit; market risk; operational risk; computer systems and operations; property management; and for certain global product lines.

The internal audit function, which is centrally controlled, monitors compliance with policies and standards and the effectiveness of internal control structures across the HSBC Group. The work of the internal audit function is focused on areas of greatest risk as determined by a risk management approach. The head of this function reports to the Group Chairman and the Group Audit Committee.

The Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors. The key processes used by the Committee in carrying out its reviews include regular reports from the heads of key risk functions; the production and regular updating of summaries of key controls measured against HSBC Group benchmarks which cover all internal controls, both financial and non-financial; annual confirmations from senior executives that there have been no material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports.

The Directors, through the Audit Committee, have conducted an annual review of the effectiveness of the bank's system of internal control covering all controls, including financial, operational and compliance controls and risk management.

Health and Safety

The maintenance of appropriate health and safety standards throughout the bank is a key responsibility of all managers and the bank is committed to actively managing health and safety risks associated with its business. Our objectives are to identify, remove, reduce or control material risks of accidents, injuries or fires to all our employees and visitors.

Health and safety policies, Group standards and procedures are set by the Chief Executive and are implemented by line managers based in each location in which the bank operates.

Remuneration

The functions of the Remuneration Committee are fulfilled by the Remuneration Committee of the Board of the bank's parent company, HSBC Holdings plc. Its members are Lord Marshall (Chairman), W K L Fung, Sir John Kemp-Welch and Sir Mark Moody-Stuart, all of whom are independent non-executive Directors of HSBC Holdings plc.

Policy

The Remuneration Committee is responsible for determining the remuneration policy of the HSBC Group, including the terms of bonus plans, share option plans and other long-term incentive plans, and for agreeing the individual remuneration packages of the bank's executive Directors and other senior employees. No Directors are involved in deciding their own remuneration. During 2001, seven meetings of the Remuneration Committee were held.

The Remuneration Committee strives to ensure that total remuneration is fair and attractive to potential employees, whilst motivating and retaining existing high-calibre staff. The remuneration packages are structured to take due account of levels and composition of pay and the market positioning in the many countries and businesses in which the HSBC Group operates. In appropriate circumstances, performance-related payments and share awards are provided with the objective of rewarding achievement and aligning the interests of the individual with those of the HSBC Group's shareholders. The vesting of share awards is subject to the attainment of certain total shareholder return targets. The Remuneration Committee seeks to respond to the variety of environments and circumstances which are faced by different businesses in different markets at different times.

In determining the terms of annual bonus and incentive plans, individual remuneration awards, retirement benefit arrangements, notice periods and severance terms, the Remuneration Committee considers the practices and levels of remuneration in appropriate comparator companies which operate in similar industry sectors and territories to those in which an HSBC Group company operates and by which the executive Director or employee is employed. Due regard is paid to advice rendered by independent external professional consultants.

Share options are awarded to employees under the Group Share Option Plan (previously under the Executive Share Option Scheme) and Savings-Related Share Option Plan in order to align the interests of staff with those of the HSBC Group's shareholders.

Basic salary and benefits

Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice.

Annual performance-related payments

The level of performance-related payment depends upon the performance of the bank and the individual concerned. Key measures of success include achievement of financial goals, concerning both revenue generation and expense control; customer relationships; full utilisation of professional skills; and adherence to the HSBC Group's ethical standards. The HSBC Group has a long history of paying close attention to its customers in order to provide value for its shareholders. This has been achieved by ensuring that the interests of the HSBC Group and its staff are aligned with those of its shareholders, and that the HSBC Group's approach to risk management serves the interests of all. Closer alignment with the interests of shareholders is being achieved by extending employee participation in the existing share plans and the bank's "Let's Reward Success" initiative which seeks to incentivise all staff to deliver higher levels of customer-driven service.

Long-term share awards

The HSBC Holdings Restricted Share Plan 2000, and previously the Restricted Share Plan, are intended to align the interests of executives with those of shareholders by linking executive rewards to the creation of superior shareholder value. This is achieved by focusing on predetermined total shareholder return targets. The shares awarded are normally held under restrictions for five years and are transferred to the individuals only after the attainment of a performance condition which demonstrates the sustained and above average financial performance of the HSBC Group.

HSBC Holdings' executive Directors and Group General Managers have been eligible to receive conditional awards of Performance Shares under the Restricted Share Plan since 1997. The award of Performance Shares under the Restricted Share Plan was extended to other senior executives from 1999.

In appropriate circumstances, employees may receive awards under the Restricted Share Plan 2000 and the HSBC Group Share Option Plan. Participants in these Plans are also eligible to participate in the Savings-Related Share Option Plan on the same terms as other eligible employees.

As part of HSBC Group's strategy, the use of the existing share plans has been extended so that more employees participate in the success they help to create. The HSBC Holdings UK Share Ownership Plan, which enables employees to purchase HSBC Holdings shares from pre-tax salary, was established during the year.

Service contracts and terms of appointment

Neither executive Director has a service contract with the bank or any of its subsidiaries with a notice period in excess of one year or with provisions for pre-determined compensation on termination which exceeds one year's salary and benefits in kind.

W R P Dalton is employed on a contract that requires 12 months' notice to be given by either party.

C F W de Croisset and C-H Filippi have contracts of employment that were in force before they joined the board of Crédit Commercial de France S.A. In accordance with French legal requirements and practice these contracts are suspended while they serve as executive Directors of Crédit Commercial de France S.A. In the case of C-H Filippi, who ceased to be an executive Director of Crédit Commercial de France S.A. on

30 June 2001, his contract remains suspended while he serves as a HSBC Group General Manager and will resume if he returns to employment with Crédit Commercial de France S.A.

Senior executives are employed on service contracts which generally provide for a term of service expiring at the end of a period of up to two years, or the individual's sixtieth birthday, whichever is earlier.

Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at the intervening Annual General Meetings. Independent non-executive Directors terms of appointment will expire in: 2003 – R Emerson; 2004 – H A Rose and J Singh and 2005 – C M S Jones. A C Reed will stand for re-election at the forthcoming Annual General Meeting.

Directors' emoluments

The emoluments of the Directors of the Company for 2001 were as follows:

	Fees	Salary and other remuneration	Benefits in kind	Discretionary bonuses[1]	Total 2001	Total 2000
	£000	£000	£000	£000	£000	£000
Executive Directors						
D W Baker	25	303	1	250	579	448
W R P Dalton	—	554	23	—[2]	577	511
Non-executive Directors						
C F W de Croisset	—	342	—	232	574	108
R Emerson	33	—	—	—	33	33
C-H Filippi[3]	25	107	—	400	532	175
A J Hales[4]	10	—	—	—	10	25
C M S Jones[5]	10	—	—	—	10	—
R M J Orgill[6]	21	—	—	—	21	25
A C Reed	33	—	—	—	33	33
H A Rose	35	—	—	—	35	34
J Singh[7]	23	—	—	—	23	—
Total	215	1,306	24	882	2,427	1,392

1 *These discretionary bonuses are in respect of 2001 and will be paid in 2002.*
2 *In return for the prior waiver of bonus, the employer contribution into the pension scheme has been increased by the amount £300,000 which would otherwise have been paid.*
3 *Mr Filippi relinquished his executive capacity as a Director of Crédit Commercial de France S.A.,*
4 *Retired on 23 May 2001.*
5 *Appointed on 1 August 2001.*
6 *Retired on 31 October 2001.*
7 *Appointed 25 January 2001.*

A fee of £25,000 was paid to Sir Wilfrid Newton, a former Director of the bank, in respect of his role as Chairman of the Property Committee.

Sir John Bond, S K Green and K R Whitson received no emoluments from the bank or from its subsidiary undertakings.

For US disclosure purposes, the aggregate remuneration of Directors and senior executives of the bank for the year ended 31 December 2001 was £7,974,000 (2000: £6,406,000).

2002 conditional awards under the Restricted Share Plan 2000

The Remuneration Committee has proposed to the Trustee of the Restricted Share Plan 2000 that conditional awards of Performance Shares under the Plan should be made in 2002. The Trustee to the Plan will be provided with funds to acquire ordinary shares of US$0.50 each between 4 March and 15 March 2002. The 2002 awards proposed for HSBC Holdings executive Directors and Group General Managers in respect of 2001 would have an aggregate value at the date of award of £9.14 million including awards to the following values to Directors of the bank:

	£000
Sir John Bond	950
W R P Dalton	600
S K Green	750
K R Whitson	750
Total	3,050

No share options will be granted under the HSBC Group Share Option Plan in respect of 2001 to the Directors listed above.

No award under the Restricted Share Plan 2000 will be made to C F W de Croisset or C-H Filippi in respect of 2001. They will instead receive options to acquire 206,000 and 202,000 ordinary shares of US$0.50 each respectively under the HSBC Group Share Option Plan.

Purpose

The Restricted Share Plan 2000 is intended to reward the delivery of sustained financial growth of the HSBC Group. So as to align the interests of Directors and senior employees more closely with those of shareholders, the Restricted Share Plan 2000 links the vesting of 2002 awards to the attainment of predetermined total shareholder return ("TSR") targets.

TSR is defined as the growth in share value and declared dividend income during the relevant period. In calculating TSR, dividend income is assumed to be reinvested in the underlying shares.

The vesting of awards made in 1997 and 1998 is linked to growth in earnings per share, details of which are set out in the 1996 and 1997 *Annual Report and Accounts*. Based on performance over the four year period to 31 December 2000, 50 per cent of Performance Shares awarded in 1997 vested in 2001 and 50 per cent were forfeited. From 1999, the vesting of awards was linked to the attainment of predetermined TSR targets. Particulars of the terms applicable in 2001 are set out below.

Vesting schedule

Having regard to the HSBC Group's size and status within the financial sector, a benchmark has been established which takes account of:

1. a peer group of nine banks (ABN AMRO, Bank of East Asia, Mitsubishi Tokyo Financial Group, J P Morgan Chase, Citigroup, Deutsche, Lloyds TSB, OCBC, Standard Chartered);
2. the five largest banks from each of the United States, the United Kingdom, continental Europe and the Far East, other than any within 1 above; and
3. the banking sector of the Morgan Stanley Capital International World Index, excluding any within 1 and 2 above.

By combining the above three elements and weighting the average so that 50 per cent is applied to 1, 25 per cent is applied to 2 and 25 per cent is applied to 3, an appropriate market comparator is determined.

The extent to which awards will vest will be determined by reference to the HSBC Group's TSR measured against the mean of the benchmark. The calculation of the share price component within the HSBC Group's TSR will be the average market price over the 20 trading days commencing on the day when the annual results are announced, which in 2002 is 4 March. The starting point will be, therefore, the average over the period 4 March to 2 April 2002 inclusive. TSR for the benchmark banks will be based on the published share price for 2 April 2002.

If the HSBC Group's TSR over the performance period exceeds the mean of the comparator group, awards with a value at the date of grant of up to 100 per cent of an employee's earnings or less will vest. For higher value awards, the greater of 50 per cent of the award or the number of shares equating at the date of grant to 100 per cent of the employee's earnings will vest at this level of performance. If HSBC Holdings' TSR over the performance period places it within the upper quartile in the ranked list, these higher value awards will vest in full. For performance between the mean and upper quartile vesting will be on a straightline basis. The level of awards will continue to be determined by the Remuneration Committee. It is the Committee's current intention that the annual value of awards to UK-based executive Directors and senior executives will not as a general rule exceed 100 per cent of earnings.

The initial performance period will be three years. If the upper quartile performance target is achieved at the third anniversary of the date of grant, but not if it is achieved later, an additional award equal to 20 per cent of the initial performance share award will be made and will vest at the same time as the original award to which it relates. However, regardless of whether the upper quartile target is achieved at the third anniversary or the benchmark mean is achieved on the third, fourth or fifth anniversary, full vesting and transfer of the shares will not generally occur until the fifth anniversary.

As a secondary condition, options and awards will only vest if the Remuneration Committee is satisfied that HSBC Holdings' financial performance has shown a sustained improvement in the period since the date of grant.

Awards will vest immediately in cases of death or if the business is no longer part of the HSBC Group. The Remuneration Committee retains discretion to allow early release of share awards in the event of termination of employment due to retirement, injury, illness, disability or redundancy. Awards will normally be forfeited if the participant is dismissed or resigns from the HSBC Group.

Where events occur which cause the Remuneration Committee to consider that the Performance Condition has become unfair or impractical, the right is reserved to the Remuneration Committee to make such adjustments as in its absolute discretion it deems appropriate to make.

Pensions

Pension arrangements for bank employees are provided by the HSBC Bank (UK) Pension Scheme, the assets of which are held in a separate trust fund. The Pension Scheme is administered by HSBC Bank Pension Trust (UK) Limited whose Board of 19 Directors (eight of whom are elected by employees and one by pensioners) meets quarterly. It has three committees that monitor and review investment performance, discretionary benefits and administration and communications. The Pension Scheme does not invest in shares of the bank's parent company or in any of its subsidiary undertakings.

Pension arrangements to contractual retirement age of 60 for D W Baker are provided under the HSBC Bank (UK) Pension Scheme.

C F W de Croisset and C-H Filippi are eligible for pension benefits which are supplementary to those accrued under the French State and compulsory arrangements. The amount of these additional pensions, payable from age 60, currently accrue at the rate of €6,098 and €4,574 per annum respectively for each year of service (maximum 18 years) as executive Directors of Crédit Commercial de France S.A. In the case of C-H Filippi, these arrangements applied up to 30 June 2001, when he ceased to be an executive director. The whole cost of these benefits is met by Crédit Commercial de France S.A.

The pension entitlements earned by these Directors during the year are shown below:

	Accrued annual pension at 31 December 2001	*Increase in accrued pension during 2001, excluding any increase for inflation*	*Transfer value relating to increase in accrued pension* [1]
	£000	£000	£000
Executive Director			
D W Baker	174	28	506
Non-executive Directors			
C F W de Croisset	48	3	32
C-H Filippi	14 [2]	1	9

1 *The transfer value represents a liability of the HSBC Group's pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.*

2 *C-H Filippi's membership of this supplementary arrangement ceased on 30 June 2001, being the date he ceased to be an executive Director of Crédit Commercial de France S.A.*

The pension arrangements for W R P Dalton to contractual retirement age of 60 are provided under the HSBC Holdings Overseas (No.1) Pension Plan on a defined contribution basis, with an employer contribution during 2001, including a bonus waiver of £300,000, of £429,000 (2000: £455,000 including a bonus waiver of £300,000).

Only basic salary is pensionable. Neither of the executive Directors of the bank is subject to the earnings cap introduced by the 1989 Finance Act.

Pension payments totalling £385,000 (2000: £377,000) were made to seven former Directors of the Company.

The aggregate pension benefits of Directors and senior executives listed on pages 62 and 63 for the year ended 31 December 2001 was £1,156,000 (2000: £736,000).

Directors' Interests

According to the register of Directors' interests maintained by the bank pursuant to section 325 of the Companies Act 1985, the Directors of the bank at the year-end had the following beneficial interests in the shares and loan capital of HSBC Holdings:

Ordinary shares of US$0.50	*At 1 January 2001*	*At 31 December 2001*
D W Baker[1]	63,524	54,083
Sir John Bond[1]	265,767	273,841
C F W de Croisset	32,847	34,170
W R P Dalton[1]	12,534	21,484
R Emerson	1,419	1,471
C-H Filippi	359,870	385,870
S K Green[1]	13,414	127,804
K R Whitson[1]	15,413	121,484
11.69 per cent subordinated bonds 2002 of £1		
Sir John Bond	500,000	500,000

1 *Details of additional interests in ordinary shares of US$0.50 each under the Share Option Plans and Restricted Share Plan are set out below.*

Sir John Bond has a personal interest in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the year.

S K Green has a personal interest in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the year.

As Directors of Crédit Commercial de France S.A., C F W de Croisset, W R P Dalton, S K Green and C-H Filippi each have a personal interest in 10 shares of €5 each in that Company but have waived their rights to receive dividends. W R P Dalton and S K Green acquired their interest in these shares during the year. On cessation of this directorship, each of the Directors has undertaken to transfer these shares to the bank.

Subsequent to the end of the year, the beneficial interests of Sir John Bond, W R P Dalton, S K Green and K R Whitson increased following the acquisition by Computershare Trustee Limited of 31 HSBC Holdings plc ordinary shares of US$0.50 each with their monthly contribution to the HSBC UK Share Ownership Plan. There have been no other changes in Directors' interests from 31 December 2001 to the date of this report.

At 31 December 2001 Directors and senior executives held, in aggregate, beneficial interests in 2,757,291 ordinary shares of US$0.50 each.

Share options

At 31 December 2001, the Directors listed on the following page held options to acquire the number of HSBC Holdings ordinary shares of US$0.50 each set against their respective names. The options were awarded for nil consideration at exercise prices equivalent to the market value at the date of award, except that options awarded under the HSBC Holdings Savings-Related Share Option Plan in 2001 are exercisable at a 20 per cent discount to the market value at the date of award and those awarded before 2001 at a 15 per cent discount. There are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at 31 December 2001 was £8.06. The highest and lowest market values of the ordinary shares during the year were £10.92 and £6.085. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

Report of the Directors (continued)

	Options over ordinary shares of US$0.50 each							
	Options held at 1 January 2001	*Options awarded during year*	*Options exercised during year*	*Options held at 31 December 2001*	*Exercise price in £*	*Date of award*	*Exercisable from*[1]	*Exercisable until*
Executive Directors								
D W Baker	21,000	—	—	21,000	5.0160	24 Mar 1997	24 Mar 2000	24 Mar 2007
	669	—	—	669 [2]	4.5206	9 Apr 1997	1 Aug 2002	31 Jan 2003
	24,000	—	—	24,000	6.2767	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,875	—	—	1,875 [2]	5.3980	1 Apr 1999	1 Apr 2004	31 Jan 2005
	—	321 [2]	—	321	6.7536	11 Apr 2001	1 Aug 2004	31 Jan 2005
W R P Dalton	22,704	—	—	22,704	2.4062	12 Oct 1993	12 Oct 1996	12 Oct 2003
	30,273	—	—	30,273	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	36,000	—	—	36,000	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	36,000	—	—	36,000	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	—	—	2,798 [3] [2]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
Non-executive Directors								
Sir John Bond	75,000	—	—	75,000 [3]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	—	—	2,798 [2]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
C F W de Croisset[4] (see also below)	—	206,000	—	206,000	8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
C-H Filippi[4] (see also below)	—	202,000	—	202,000	8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
S K Green	24,216	—	24,216 [5]	—	2.4062	12 Oct 1993	12 Oct 1996	12 Oct 2003
	36,324	—	36,324 [5]	—	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	45,000	—	45,000 [5]	—	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	45,000	—	—	45,000 [3]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	5,637 [2]	—	5,637 [6]	—	3.0590	3 Apr 1996	1 Aug 2001	31 Jan 2002
	—	2,498 [2]	—	2,498	6.7536	11 Apr 2001	1 Aug 2006	31 Jan 2007
K R Whitson	37,839	—	37,839 [7]	—	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	60,000	—	60,000 [7]	—	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	60,000	—	—	60,000 [3]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	—	—	2,798 [2]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006

1 *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2 *Options awarded under the Savings-Related Share Option Plan.*
3 *The exercise of these options was conditional upon the growth in earnings per share over a three-year period being equal to or greater than a composite rate of inflation (comprising 50 per cent of the Hong Kong Composite Consumer Price Index, 35 per cent of the UK Retail Price Index and 15 per cent of the USA All Urban Consumer Price Index) plus 2 per cent per annum. This condition has been satisfied.*
4 *Details of options over Crédit Commercial de France shares, which are convertible automatically on exercise to HSBC Holdings ordinary shares of US$0.50 each, are set out on the following page.*
5 *At the date of exercise, 1 March 2001, the market value per share was £9.042.*
6 *At the date of exercise, 23 August 2001, the market value per share was £8.13.*
7 *At the date of exercise, 14 March 2001, the market value per share was £8.22.*

Upon the acquisition of Crédit Commercial de France S.A. ("CCF") by the HSBC Group, 40,000,000 ordinary shares of US$0.50 each were purchased to satisfy the exercise of CCF employee share options and the exchange of the resultant CCF shares for HSBC Holdings' shares in the same ratio as the Exchange Offer for CCF (13 ordinary shares of US$0.50 each for each CCF share). These shares are held through the HSBC Holdings General Employee Benefit Trust. C F W de Croisset and C-H Filippi each have a technical interest in all of the shares held by the Trust. At 31 December 2001, the Trust held 38,788,413 HSBC Holdings plc ordinary shares of US$0.50 each.

At 31 December 2001, C F W de Croisset and C-H Filippi held the following options to acquire CCF shares of €5 each. On exercise of these options each CCF share will be exchanged for 13 HSBC Holdings plc ordinary shares of US$0.50 each. The options were granted by CCF for nil consideration at a 5 per cent discount to the market value at the date of award. Except where indicated, there are no performance criteria conditional upon which the outstanding options are exercisable.

Crédit Commercial de France S.A. shares of €5 each

Options held at 1 January 2001	*Exercise price per share*	*Options exercised during year*	*Options held at 31 December 2001*	*Equivalent HSBC Holdings plc ordinary shares of US$0.50 each as at 31 December 2001*	*Date of award*	*Exercisable until*
C F W de Croisset						
10,000	€32.78	—	10,000	130,000	23 Jun 1994	23 Jun 2004
30,000	€34.00	—	30,000	390,000	22 Jun 1995	22 Jun 2005
30,000	€35.52	—	30,000	390,000	9 May 1996	9 May 2006
30,000	€37.05	—	30,000	390,000	7 May 1997	7 May 2007
30,000	€73.50	—	30,000	390,000	29 Apr 1998	29 Apr 2008
28,000	€81.71	—	28,000	364,000	7 Apr 1999	7 Apr 2009
28,000	€142.50	—	28,000[1]	364,000	12 Apr 2000	12 Apr 2010
C-H Filippi						
10,000	€34.00	10,000[2]	—	—	22 Jun 1995	22 Jun 2005
18,000	€35.52	18,000[3]	—	—	9 May 1996	9 May 2006
20,000	€73.50	—	20,000	260,000	29 Apr 1998	29 Apr 2008
23,000	€81.71	—	23,000	299,000	7 Apr 1999	7 Apr 2009
23,000	€142.50	—	23,000[1]	299,000	12 Apr 2000	12 Apr 2010

1 *The exercise of this option was conditional upon continued employment with CCF until 1 January 2002. This condition has been satisfied.*
2 *At the date of exercise, 15 June 2001, the market value per HSBC Holdings ordinary share was £8.50.*
3 *At the date of exercise, 29 September 2001, these shares were exchanged for cash at the rate of €167.60 per share.*

No options over CCF shares of €5 were awarded to either C F W de Croisset or C-H Filippi during the year.

Restricted Share Plan

	Ordinary shares of US$0.50					
	Awards held at 1 January 2001	Awards made during year	Monetary value of awards made during year	Awards vested during year	Awards held at 31 December 2001[1]	Year in which awards may vest
			£000			
D W Baker	17,737	—	—	—	18,451	2004
	25,017	—	—	—	26,025	2005
	—	21,053	200	—	21,901	2006
Sir John Bond	25,921	—	—	12,961[2]	—	—
	27,397	—	—	—	28,501	2002 or 2003
	53,210	—	—	—	55,353	2004
	78,624	—	—	—	81,791	2005
	—	73,683	700	—	76,651	2006
W R P Dalton	16,211	—	—	8,106[2]	—	—
	18,267	—	—	—	19,003	2002 or 2003
	31,039	—	—	—	32,290	2004
	35,739	—	—	—	37,178	2005
	—	42,105	400	—	43,801	2006
S K Green	19,453	—	—	9,727[2]	—	—
	21,917	—	—	—	22,799	2002 or 2003
	31,039	—	—	—	32,290	2004
	35,739	—	—	—	37,178	2005
	—	73,683	700	—	76,651	2006
K R Whitson	19,453	—	—	9,727[2]	—	—
	21,917	—	—	—	22,799	2002 or 2003
	44,342	—	—	—	46,128	2004
	50,034	—	—	—	52,049	2005
	—	57,894	550	—	60,226	2006

Unless otherwise indicated, vesting of these shares is subject to the performance tests described in the 'Report of the Directors' in the 1997, 1998, 1999 and 2000 Annual Report and Accounts *being satisfied.*

1 *Includes additional shares arising from scrip dividends.*
2 *Based on performance over the four year period to 31 December 2000, 50 per cent of share awards vested and 50 per cent were forfeit. At the date of vesting, 19 March 2001, the market value per share was £8.22. The market value per share (adjusted for the share capital reorganisation implemented on 2 July 1999) on 19 March 1997, the date of award, was £5.0483.*

Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any of its subsidiary undertakings at the beginning or at the end of the year and none of the Directors, or members of their immediate families, was awarded or exercised any right to subscribe for any shares or debentures during the year. No options held by Directors lapsed during the year.

Other Directorships

Executive Directors, if so authorised by the Board, may accept appointments as non-executive Directors of suitable companies which are not part of the HSBC Group. Executive Directors normally would be permitted to take on no more than two such appointments. Any remuneration receivable in respect of these appointments is paid to the bank, unless otherwise approved by the Remuneration Committee.

Employee Involvement

The bank continues to regard communication with its employees as a key aspect of its policies and uses a wide variety of methods to encourage and maintain effective two-way communication with its employees on key issues including financial and economic factors which affect performance. Consultation arrangements include consultative forums for managers, agreed procedures with the recognised union and the bank's participation in a HSBC European Council. Every employee is encouraged to contribute to the success of the business through the performance management process and innovation. Improvement and creativity are encouraged and rewarded through "Let's make a difference", the employee suggestion scheme. The involvement of employees in the performance of the bank is further encouraged through participation in bonus and share option plans as appropriate.

There are some 30,000 bank employees now participating in one or more of the HSBC Group's employee share plans.

Employment of Disabled Persons

The bank is committed to providing equal opportunities to all employees. The employment of disabled persons is included in this commitment and the recruitment, training, career development and promotion of disabled persons is based on the aptitudes and abilities of the individual. This is reinforced by the bank's adoption of the 'two tick' disability symbol. The bank's continued employment policy means that it will make every effort, if existing employees become disabled, to retain them within the workforce. The bank is a board member of the Employers' Forum on Disability.

The bank believes that good employment policies provide a firm foundation for the delivery of its services to the disabled community. In furtherance of these it has progressed the five year programme, commenced in 1998, to survey and modify its branch network and, during 2001, a further 4 per cent of the network was made accessible to wheelchair users.

Community Involvement and Donations

During the year, the bank spent £5.2 million within the community, made gifts in kind and agreed staff secondments, in support of community activities in the United Kingdom. Many staff also gave their time. Within this amount, charitable donations totalling £3 million were made.

The bank continued to build its support for the communities in which it operates through activities focused on its commitment to education, particularly for under-privileged primary and secondary school students, and the environment. This commitment to education is led by Dame Mary Richardson whose primary role within the HSBC Group is as Chief Executive of the HSBC Education Trust in the United Kingdom.

The Trust will consider charitable payments relating to education. Among the initiatives the Trust will support are increased funding for Business and Enterprise, Sports and Language colleges and primary and secondary school programmes for children in economically deprived areas.

The bank's staff and customers made contributions through a number of events and raised more than £891,000 for BBC Children in Need and was named the largest corporate fundraiser for Children in Need and Supporter of the Year. Staff raised a further £150,000 for the mobility charity Whizz Kidz with sponsored walks, and £180,000 for research into women's cancers with the Imperial Cancer Research Fund's Race for Life.

In addition, the HSBC Group continued its policy of making donations to charities instead of sending Christmas cards. In 2001, this totalled £180,000, the beneficiaries being Esteban Abada Elementary School in the Philippines, funding new classrooms, the Red Cross, Recanto da Cruz Grande, a refuge offering assistance for children in Brazil, the National Asthma Campaign, the homeless charity St Mungo's and Sight Savers International who have restored the sight of more than 4.5 million people around the world.

No political donations were made during the year.

Supplier Payment Policy

The bank subscribes to the Better Payment Practice Code for all suppliers, the four principles of which are: to agree payment terms at the outset and stick to them; to explain payment procedures to suppliers; to pay bills in accordance with any contract agreed with the supplier or as required by law; and to tell suppliers without delay when an invoice is contested and settle disputes quickly. Copies of, and information about, the Code are available from: The Department of Trade and Industry, No. 1 Victoria Street, London, SW1 0ET.

The amount due to the bank's trade creditors at 31 December 2001 represented 26 days' average daily purchases of goods and services received from those creditors, calculated in accordance with the Companies Act 1985, as amended by Statutory Instrument 1997/571.

Auditor

KPMG Audit Plc has expressed its willingness to continue in office and the Board recommends that it be reappointed. A resolution proposing the reappointment of KPMG Audit Plc as auditor of the bank and giving authority to the Directors to determine its remuneration will be submitted to the forthcoming Annual General Meeting.

On behalf of the Board
I B Marshall, *Secretary*

4 March 2002

Statement of Directors' Responsibilities in Relation to Financial Statements

The following statement, which should be read in conjunction with the Auditors' statement of their responsibilities set out in their report on the next page, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the bank and its subsidiary undertakings as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to prepare these financial statements on the going concern basis unless it is not appropriate. Since the Directors are satisfied that the group and the bank have the resources to continue in business for the foreseeable future, the financial statements continue to be prepared on the going concern basis.

The Directors consider that, in preparing the financial statements (on pages 79 to 156), the bank has used appropriate accounting policies, consistently applied save as disclosed in the 'Notes on the Accounts' and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the bank keeps accounting records which disclose with reasonable accuracy the financial position of the bank and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

On behalf of the Board
I B Marshall, *Secretary*

4 March 2002

Independent Auditors' Report to the Members of HSBC Bank plc

We have audited the financial statements on pages 79-156.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and Accounts and Annual Report on Form 20F. As described on page 77 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards; the Directors have also presented additional information under US requirements. Our responsibilities, as independent auditors, are established by statute in the United Kingdom, auditing standards generally accepted in the United Kingdom and the United States, the Listing Rules of the UK Financial Services Authority, the United States Securities and Exchange Commission and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the bank has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the group is not disclosed.

We read the other information contained in the Annual Report and Accounts, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit process provides a reasonable basis for our opinion.

United Kingdom opinion

In our opinion the financial statements give a true and a fair view of the state of affairs of the bank and the group as at 31 December 2001 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the bank and the group as at 31 December 2001 and 2000, and the consolidated results of the group's operations and cash flows for each of the years in the three-year period ended 31 December 2001, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the group's results of operations for each of the years in the three-year period ended 31 December 2001 and shareholders' equity as of 31 December 2001 and 2000 to the extent summarised in Note 44 of 'Notes on the Accounts'.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

4 March 2002

Consolidated Profit and Loss Account for the Year Ended 31 December 2001

	Note	2001 £m	2000 £m	1999 £m
Interest receivable				
— interest receivable and similar income arising from debt securities		**2,021**	1,432	936
— other interest receivable and similar income		**7,462**	6,367	4,717
Interest payable		**(5,952)**	(5,083)	(3,262)
Net interest income		**3,531**	2,716	2,391
Dividend income	*3*	**33**	6	2
Fees and commissions receivable		**2,806**	2,242	1,851
Fees and commissions payable		**(460)**	(403)	(363)
Dealing profits	*4*	**442**	354	201
Other operating income		**626**	506	455
Other income		**3,447**	2,705	2,146
Operating income		**6,978**	5,421	4,537
Administrative expenses	*5*	**(3,682)**	(2,659)	(2,151)
Depreciation and amortisation				
— tangible fixed assets	*23*	**(437)**	(364)	(313)
— goodwill	*22*	**(460)**	(116)	(3)
Operating expenses		**(4,579)**	(3,139)	(2,467)
Operating profit before provisions		**2,399**	2,282	2,070
Provisions				
— provisions for bad and doubtful debts	*15*	**(308)**	(244)	(281)
— provisions for contingent liabilities and commitments	*29*	**(34)**	(20)	(50)
Amounts written off fixed asset investments		**(29)**	(2)	(3)
Operating profit		**2,028**	2,016	1,736
Share of operating profit/(loss) in joint ventures and associates		**29**	(47)	(34)
Gains on disposal of				
— interests in associates		**166**	24	1
— investments		**58**	51	20
— tangible fixed assets		**9**	2	1
Profit on ordinary activities before tax	*6*	**2,290**	2,046	1,724
Tax on profit on ordinary activities	*7*	**(551)**	(603)	(518)
Profit on ordinary activities after tax		**1,739**	1,443	1,206
Minority interests				
— equity		**(28)**	(83)	(5)
— non-equity		**(70)**	(15)	—
Profit for the financial year attributable to shareholders		**1,641**	1,345	1,201
Dividends (including amounts attributable to non-equity shareholders)	*9*	**(1,563)**	(1,200)	(1,147)
Retained profit for the year		**78**	145	54
		pence	pence	pence
Earnings per ordinary share (basic and diluted)	*10*	**198.0**	162.6	144.8

Movements in reserves are set out in Note 33 'Reserves'. All of the above represents continuing operations.

Consolidated Balance Sheet at 31 December 2001

	Note	2001 £m	2000 £m
Assets			
Cash and balances at central banks		**1,617**	1,626
Items in the course of collection from other banks		**2,249**	2,430
Treasury bills and other eligible bills	*11*	**2,937**	5,699
Loans and advances to banks	*13*	**32,331**	29,821
Loans and advances to customers	*14*	**89,001**	80,521
Debt securities	*17*	**41,877**	34,185
Equity shares	*18*	**2,287**	1,968
Interests in joint ventures			
— gross assets		**1,347**	1,392
— gross liabilities		**(1,183)**	(1,221)
	19	**164**	171
Interests in associates	*20*	**128**	119
Intangible fixed assets	*22*	**8,436**	8,211
Tangible fixed assets	*23*	**4,424**	4,359
Other assets	*24*	**14,457**	13,698
Prepayments and accrued income		**2,428**	2,395
Total assets	*37*	**202,336**	185,203
Liabilities			
Deposits by banks	*25*	**28,779**	29,141
Customer accounts	*26*	**118,886**	102,188
Items in the course of transmission to other banks		**1,439**	1,431
Debt securities in issue	*27*	**8,574**	9,307
Other liabilities	*28*	**19,683**	18,404
Accruals and deferred income		**2,165**	2,776
Provisions for liabilities and charges	*29*		
— deferred taxation		**583**	621
— other provisions for liabilities and charges		**758**	717
Subordinated liabilities	*30*		
— undated loan capital		**1,487**	1,485
— dated loan capital		**2,948**	3,727
Minority interests			
— equity		**243**	161
— non-equity	*31*	**1,161**	561
Called up share capital	*32*	**797**	797
Share premium account	*33*	**12,009**	11,063
Revaluation reserves	*33*	**166**	104
Profit and loss account	*33*	**2,658**	2,720
Shareholders' funds (including non-equity interests)		**15,630**	14,684
Total liabilities	*37*	**202,336**	185,203
Memorandum items			
Contingent liabilities	*36*		
— acceptances and endorsements		**846**	1,378
— guarantees and assets pledged as collateral security		**13,382**	11,362
		14,228	12,740
Commitments	*36*	**50,677**	43,988

Sir John Bond, *Chairman*
W R P Dalton, *Chief Executive and Director*
D W Baker, *Chief Operating Officer and Director*
I B Marshall, *Secretary*

Balance Sheet of HSBC Bank plc at 31 December 2001

	Note	2001 £m	2000 £m
Assets			
Cash and balances at central banks		**727**	687
Items in the course of collection from other banks		**1,737**	1,690
Treasury bills and other eligible bills	*11*	**2,492**	3,916
Loans and advances to banks	*13*	**14,580**	12,339
Loans and advances to customers	*14*	**65,572**	61,401
Debt securities	*17*	**22,369**	16,967
Equity shares	*18*	**233**	190
Interests in associates	*20*	**7**	6
Investments in subsidiary undertakings	*21*	**13,667**	12,935
Intangible fixed assets	*22*	**40**	33
Tangible fixed assets	*23*	**1,560**	1,556
Other assets	*24*	**7,701**	6,879
Prepayments and accrued income		**1,997**	1,766
Total assets	*37*	**132,682**	120,365
Liabilities			
Deposits by banks	*25*	**21,631**	17,540
Customer accounts	*26*	**73,727**	65,944
Items in the course of transmission to other banks		**1,050**	926
Debt securities in issue	*27*	**3,583**	3,815
Other liabilities	*28*	**10,876**	10,993
Accruals and deferred income		**1,099**	1,206
Provisions for liabilities and charges	*29*		
— deferred taxation		**9**	—
— other provisions for liabilities and charges		**250**	303
Subordinated liabilities	*30*		
— undated loan capital		**1,369**	1,339
— dated loan capital		**3,458**	3,615
Called up share capital	*32*	**797**	797
Share premium account	*33*	**12,009**	11,063
Revaluation reserves	*33*	**768**	996
Profit and loss account	*33*	**2,056**	1,828
Shareholders' funds (including non-equity interests)		**15,630**	14,684
Total liabilities	*37*	**132,682**	120,365
Memorandum items			
Contingent liabilities	*36*		
— acceptances and endorsements		**810**	788
— guarantees and assets pledged as collateral security		**7,514**	8,745
		8,324	9,533
Commitments	*36*	**45,266**	39,742

Sir John Bond, *Chairman*
W R P Dalton, *Chief Executive and Director*
D W Baker, *Chief Operating Officer and Director*
I B Marshall, *Secretary*

Statement of Total Consolidated Recognised Gains and Losses for the Year Ended 31 December 2001

	2001	2000	1999
	£m	£m	£m
Profit for the financial year attributable to shareholders	**1,641**	1,345	1,201
Unrealised surplus on revaluation of land and buildings	**64**	28	29
Exchange and other movements	**(126)**	608	5
Total recognised gains and losses for the year	**1,579**	1,981	1,235

Reconciliation of Movements in Consolidated Shareholders' Funds for the Year Ended 31 December 2001

	2001	2000	1999
	£m	£m	£m
Profit for the financial year attributable to shareholders	**1,641**	1,345	1,201
Dividends	**(1,563)**	(1,200)	(1,147)
	78	145	54
Other recognised gains and losses relating to the year	**(62)**	636	34
New share capital subscribed	**1,503**	9,033	—
Share capital redeemed	**(573)**	—	—
Goodwill written back on disposals	—	2	—
Net addition to shareholders' funds	**946**	9,816	88
Shareholders' funds at 1 January	**14,684**	4,868	4,780
Shareholders' funds at 31 December	**15,630**	14,684	4,868
Shareholders' funds are analysed as follows:			
Equity interests	**15,030**	14,101	4,330
Non-equity interests	**600**	583	538
	15,630	14,684	4,868

Non-equity interests in shareholders' funds comprise proceeds of the issue of US$ non-cumulative preference shares and the £ preferred ordinary share (Note 32), including share premium and after deducting unamortised issue costs.

No note of historical cost profits and losses has been presented as there is no material difference between the group's results as disclosed in the consolidated profit and loss account and the results on an unmodified historical cost basis.

Statement of Consolidated Cash Flows for the Year Ended 31 December 2001

	Note	2001 £m	2000 £m	1999 £m
Net cash inflow from operating activities	38	**1,793**	2,687	7,297
Dividends received from associates		**3**	2	6
Returns on investments and servicing of finance:				
Interest paid on finance leases and similar hire purchase contracts		**(12)**	(11)	(12)
Interest paid on subordinated loan capital		**(310)**	(268)	(214)
Dividends paid to minority interests		**(84)**	(11)	(1)
Preference dividends paid		**(50)**	(49)	(44)
Net cash (outflow) from returns on investments and servicing of finance		**(456)**	(339)	(271)
Taxation paid		**(655)**	(562)	(506)
Capital expenditure and financial investments:				
Purchase of investment securities		**(27,165)**	(40,752)	(27,825)
Proceeds from sale of investment securities and amounts repaid		**29,922**	39,592	24,554
Purchase of tangible fixed assets	23	**(717)**	(665)	(419)
Proceeds from sale of tangible fixed assets		**341**	78	80
Net cash inflow/(outflow) from capital expenditure and financial investments		**2,381**	(1,747)	(3,610)
Acquisitions and disposals:				
Net cash outflow from acquisition of interest in subsidiary undertakings		**(1,503)**	(8,027)	(74)
Purchase of interest in associates and other participating interests		**(16)**	(23)	(41)
Proceeds from disposal of associates and other participating interests		**33**	88	4
Proceeds from disposal of subsidiary undertakings		**80**	21	—
Net cash (outflow) from acquisitions and disposals		**(1,406)**	(7,941)	(111)
Equity dividends paid		**(1,200)**	(850)	(1,150)
Net cash inflow/(outflow) before financing		**460**	(8,750)	1,655
Financing:				
Share capital issued		**1,503**	9,033	—
Share capital redeemed		**(573)**	—	—
Subordinated loan capital issued		**359**	1,077	238
Subordinated loan capital issued to minority interest		**620**	524	—
Subordinated loan capital repaid		**(1,209)**	(149)	(295)
Net cash inflow/(outflow) from financing	38	**700**	10,485	(57)
Increase in cash	38	**1,160**	1,735	1,598

Notes on the Accounts

1 Basis of preparation

a The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain investments and land and buildings and in accordance with applicable accounting standards.

The consolidated accounts are prepared in accordance with the special provisions of Part VII Chapter II of the Companies Act 1985 ('the Act') relating to banking groups.

As permitted by Section 230 of the Act, no profit and loss account is presented for the bank.

In accordance with Financial Reporting Standard ('FRS') 8, 'Related Party Disclosures', no disclosure is presented of transactions with entities that are part of the HSBC Group as all voting rights are controlled by HSBC Holdings plc which publishes its own publicly available accounts.

The group has adopted the provisions of Financial Reporting Standards ('FRSs'): FRS18, 'Accounting Policies' and the transitional disclosure provisions of FRS17, 'Retirement Benefits', which require additional disclosure only. The accounts have been prepared in accordance with the Statements of Recommended Practice ('SORPs') issued by the British Bankers' Association ('BBA') and Irish Bankers' Federation ('IBF') and with the SORP 'Accounting issues in the asset finance and leasing industry' issued by the Finance & Leasing Association ('FLA').

The SORP issued by the Association of British Insurers ('ABI'), 'Accounting for insurance business' does not address the present valuation of internally generated long-term assurance business. The group is primarily a banking group, rather than an insurance group, and, consistent with other banking groups preparing consolidated financial statements complying with Schedule 9 to the Act, values its long-term assurance businesses using the Embedded Value method. This method includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds.

b The preparation of financial information requires the use of estimates and assumptions about future conditions. This is particularly so in the development of provisions for bad and doubtful debts. Making reliable estimates of customers' and other counterparties' abilities to repay is often difficult even in periods of economic stability and becomes more difficult in periods of economic uncertainty such as exists in several of the bank's markets. Therefore, while management believes it has employed all available information to estimate adequate allowances for all identifiable risks in the current portfolios, there can be no assurance that the provisions for bad and doubtful debts or other provisions will prove adequate for all losses ultimately realised.

c The consolidated accounts of the group comprise the accounts of HSBC Bank plc ('the bank') and its subsidiary undertakings (together 'the group'). Accounts of subsidiary undertakings are made up to 31 December. The consolidated accounts include the attributable share of the results and reserves of associated undertakings, based on accounts made up to dates not earlier than six months prior to 31 December.

All significant intra-group transactions are eliminated on consolidation.

d The group's financial statements are prepared in accordance with UK generally accepted accounting principles ('UK GAAP'), which differ in certain respects from US generally accepted accounting principles ('US GAAP'). For a discussion of the significant differences between UK GAAP and US GAAP and a reconciliation to US GAAP of certain amounts see Note 44 'Differences between UK and US GAAP'.

2 Principal accounting policies

a *Income recognition*

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts (Note 2b).

Fee and commission income is accounted for in the period when receivable, except where it is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

The group's residential mortgage origination activities are supported by a range of incentive arrangements, principally discounted rates, and, to a lesser extent, cashbacks and reimbursement of professional fees. The costs of these incentives are charged to the profit and loss account as they arise.

b *Loans and advances and doubtful debts*

It is the HSBC Group's policy that each operating company will make provisions for bad and doubtful debts promptly where required and on a prudent and consistent basis.

Loans are designated as non-performing as soon as management has doubts as to the ultimate collectibility of principal or interest, or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest will be suspended (see page 86) and a specific provision raised if required.

However, the suspension of interest may exceptionally be deferred for up to 12 months past due in the following situations:

— where cash collateral is held covering the total of principal and interest due and the right to set-off is legally sound; or

— where the value of net realisable tangible security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments.

There are two basic types of provision, specific and general, each of which is considered in terms of the charge and the amount outstanding.

Specific provisions

Specific provisions represent the quantification of actual and expected losses from identified accounts and are deducted from loans and advances in the balance sheet.

Other than where provisions on smaller balance homogeneous loans are assessed on a portfolio basis, the amount of specific provision raised is assessed on a case-by-case basis. The amount of specific provision raised is the group's conservative estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value, and in reaching a decision consideration is given, among other things, to the following factors:

— the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of the group's other commitments to the same customer;

— the realisable value of any security for the loan;

— the costs associated with obtaining repayment and realisation of the security; and

— if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

2 Principal accounting policies *(continued)*

b *Loans and advances and doubtful debts (continued)*

Where specific provisions are raised on a portfolio basis, the level of provisioning takes into account management's assessment of the portfolio's structure, past and expected credit losses, business and economic conditions, and any other relevant factors. The principal portfolios evaluated on a portfolio basis are credit cards and other consumer lending products.

General provisions

General provisions augment specific provisions and provide cover for loans that are impaired at the balance sheet date but which will not be identified as such until some time in the future. The HSBC Group requires operating companies to maintain a general provision, which is determined taking into account the structure and risk characteristics of each company's loan portfolio. Historic levels of latent risk are regularly reviewed by each operating company to determine that the level of general provisioning continues to be appropriate. Where entities operate in a significantly higher risk environment, an increased level of general provisioning will apply, taking into account local market conditions and economic and political factors. General provisions are deducted from loans and advances to customers in the balance sheet.

Loans on which interest is being suspended

Provided that there is a realistic prospect of interest being paid at some future date, interest on non-performing loans is charged to the customer's account. However, the interest is not credited to the profit and loss account but to an interest suspense account in the balance sheet, which is netted against the relevant loan. On receipt of cash (other than from the realisation of security), suspended interest is recovered and taken to the profit and loss account.

A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

Non-accrual loans

Where the probability of receiving interest payments is remote, interest is no longer accrued and any suspended interest balance is written off.

Loans are not reclassified as accruing until interest and principal payments are up to date and future payments are reasonably assured.

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange and provisions are based on any subsequent deterioration in its value.

c *Treasury bills, debt securities and equity shares*

Treasury bills, debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value.

Where dated investment securities have been purchased at a premium or discount, these premiums and discounts are amortised through the profit and loss account over the period from the date of purchase to the date of maturity so as to give a constant rate of return. If the date of maturity is at the borrower's option within a specified range of years, the maturity date that gives the most conservative result is adopted. These securities are included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts is included in 'Interest receivable'. Any profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in 'Gains on disposal of investments'.

2 Principal accounting policies *(continued)*

c *Treasury bills, debt securities and equity shares (continued)*

Debt securities held for the purpose of hedging are valued on the same basis as the liabilities that are being hedged.

Other treasury bills, debt securities, equity shares and short positions in securities are included in the balance sheet at market value. Changes in the market value of such assets and liabilities are recognised in the profit and loss account as 'Dealing profits' as they arise. For liquid portfolios, market values are determined by reference to independently sourced mid-market prices. In certain less liquid portfolios, securities are valued by reference to bid or offer prices as appropriate. Where independent prices are not available, market values may be determined by discounting the expected future cash flows using an appropriate interest rate adjusted for the credit risk of the counterparty. In addition, adjustments are made for illiquid positions where appropriate.

Where securities are sold subject to a commitment to repurchase them at a predetermined price, they remain on the balance sheet and a liability is recorded in respect of the consideration received. Conversely, securities purchased under analogous commitments to resell are not recognised on the balance sheet and the consideration paid is recorded in 'Loans and advances to banks' or 'Loans and advances to customers'.

d *Subsidiary undertakings, joint ventures and associates*

The bank's investments in subsidiary undertakings are stated at net asset values including attributable goodwill, where this has been capitalised, with the exception of the group's interest in long-term assurance business as explained in Note 2g. Changes in net assets of subsidiary undertakings of the bank are accounted for as movements in the revaluation reserve.

Interests in joint ventures are stated at the group's share of gross assets, including attributable goodwill, less the group's share of gross liabilities.

Interests in associates are stated at the group's attributable share of their net assets, including attributable goodwill.

Goodwill arises on the acquisition of subsidiary undertakings, joint ventures and associates when the cost of acquisition exceeds the fair value of the group's share of separable net assets acquired. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet in 'Intangible fixed assets', in respect of subsidiary undertakings, in 'Interests in joint ventures', in respect of joint ventures and in 'Interests in associates', in respect of associates. Capitalised goodwill is amortised over its estimated life on a straight-line basis. For acquisitions prior to 1 January 1998, goodwill was charged against reserves in the year of acquisition. Capitalised goodwill is tested for impairment when necessary by comparing the present value of the expected future cash flows from an entity with the carrying value of its net assets, including attributable goodwill.

At the date of disposal of subsidiary undertakings, joint ventures or associates, any unamortised goodwill, or goodwill charged directly to reserves, is included in the group's share of net assets of the undertaking in the calculation of the gain or loss on disposal of the undertaking.

e *Tangible fixed assets*

Land and buildings are stated at valuation or cost less depreciation, calculated to write off the assets over their estimated useful lives as follows:

— freehold land and land held on leases with more than 50 years to expiry are not depreciated;

— land held on leases with 50 years or less to expiry is depreciated over the unexpired terms of the leases; and

— buildings and improvements thereto are depreciated on cost or valuation at the greater of 2 per cent per annum on the straight-line basis or over the unexpired terms of the leases or over the remaining useful lives.

Equipment, fixtures and fittings are stated at cost less depreciation calculated on the straight-line basis to write off the assets over their estimated useful lives, which are generally between 5 and 20 years.

2 Principal accounting policies *(continued)*

e *Tangible fixed assets (continued)*

Operating lease assets are depreciated over their useful economic lives such that, for each asset, rentals (Note 2f) less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset.

f *Finance and operating leases*

Assets leased to customers under agreements that transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. Where the group is a lessor under finance leases, the amounts due under the lease, and under hire purchase contracts that are in the nature of finance leases, after deduction of unearned charges, are included in 'Loans and advances to banks' or 'Loans and advances to customers'. Finance charges receivable are recognised over the periods of the leases so as to give a constant rate of return on the net cash investment in the leases, after taking into account tax payments and receipts associated with the leases.

Where the group is a lessee under finance leases, the leased assets are capitalised and included in 'Tangible fixed assets' and the corresponding liability to the lessor is included in 'Other liabilities'. Finance charges payable are recognised over the periods of the leases, based on the interest rates implicit in the leases.

All other leases are classified as operating leases and, where the group is the lessor, are included in 'Tangible fixed assets'. The residual values of equipment on operating leases are regularly monitored. Provision is made to the extent that the carrying value of equipment is impaired through residual values not being fully recoverable. Rentals payable and receivable under operating leases are accounted for on the straight-line basis over the periods of the leases and are included in 'Administrative expenses' and 'Other operating income' respectively.

g *Long-term assurance business*

The value placed on the group's interest in long-term assurance business includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries and are included in 'Other assets'.

Changes in the value placed on the group's interest in long-term assurance business are calculated on a post-tax basis and reported in the profit and loss account as part of 'Other operating income' after adjusting for taxation.

Long-term assurance assets and liabilities attributable to policyholders are recognised in the group's accounts in 'Other assets' and 'Other liabilities'.

h *Deferred taxation*

Deferred taxation is provided on timing differences, using the liability method, between the accounting and taxation treatment of income and expenditure. Provision is made for deferred tax only to the extent that it is probable that an actual liability will crystallise.

i *Pension and other post-retirement benefits*

The group operates a number of pension and other post-retirement benefit schemes throughout the world and the majority of staff are members of defined benefit schemes.

For UK defined benefit pension schemes, annual contributions are made, on the advice of qualified actuaries, for funding of retirement benefits in order to build up reserves for each scheme member during the employee's working life and used to pay a pension to the employee or dependant after retirement. The costs of providing these benefits are charged to the profit and loss account on a regular basis.

2 Principal accounting policies *(continued)*

i *Pension and other post-retirement benefits (continued)*

Arrangements for staff retirement benefits in overseas locations vary from country to country and are made in accordance with local regulations and custom. The pension cost of the major overseas schemes is assessed in accordance with the advice of qualified actuaries so as to recognise the cost of pensions on a systematic basis over employees' service lives.

The cost of providing post-retirement health-care benefits, which is assessed in accordance with the advice of qualified actuaries, is recognised on a systematic basis over employees' service lives.

j *Foreign currencies*

Assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the year-end. The results of overseas branches and subsidiary undertakings, joint ventures and associates are translated into sterling at the average rates of exchange for the year.

Exchange differences arising from the retranslation of opening foreign currency net investments and the related cost of hedging and exchange differences arising from retranslation of the result for the year from the average rate to the exchange rate ruling at the year-end are accounted for in reserves.

Other exchange differences are recognised in the profit and loss account.

k *Off-balance-sheet financial instruments*

Off-balance-sheet financial instruments arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity markets. Netting is applied where a legal right of set-off exists. Mark-to-market assets and liabilities are presented gross, with allowable netting shown separately.

Accounting for these instruments is dependent upon whether the transactions are undertaken for trading or non-trading purposes.

Trading transactions

Trading transactions include transactions undertaken for market-making, to service customers' needs and for proprietary purposes, as well as any related hedges.

Transactions undertaken for trading purposes are marked to market value and the net present value of any gain or loss arising is recognised in the profit and loss account as 'Dealing profits', after appropriate deferrals for unearned credit margin and future servicing costs. Off-balance-sheet trading transactions are valued by reference to an independent liquid mid-market price where this is available. For those transactions where there are no readily quoted prices, which predominately relates to over the counter transactions, market values are determined by reference to independently sourced rates, using valuation models. Adjustments are made for illiquid positions where appropriate.

Assets, including gains, resulting from off-balance-sheet exchange rate, interest rate and equities contracts that are marked to market are included in 'Other assets'. Liabilities, including losses, resulting from such contracts, are included in 'Other liabilities'.

Non-trading transactions

Non-trading transactions are those that are held for hedging purposes as part of the group's risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-trading transactions are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

2 Principal accounting policies *(continued)*

k *Off-balance-sheet financial instruments (continued)*

To qualify as a hedge, the derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must: be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments; and achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the item being hedged. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked to market through the profit and loss account.

Derivatives that do not qualify as hedges or synthetic alterations at inception are marked to market through the profit and loss account, with profits and losses included within 'Dealing profits'.

3 Dividend income

	2001 £m	2000 £m	1999 £m
Income from equity shares	**33**	6	2

4 Dealing profits

	2001 £m	2000 £m	1999 £m
Foreign exchange	**321**	258	162
Interest rate derivatives	**41**	23	11
Debt securities	**39**	51	57
Equities and other trading	**41**	22	(29)
	442	354	201

5 Administrative expenses

a

	2001 £m	2000 £m	1999 £m
Staff costs			
— wages and salaries	**1,899**	1,419	1,159
— social security costs	**244**	125	90
— other pension costs (Note 5b below)	**191**	137	123
	2,334	1,681	1, 372
Premises and equipment (excluding depreciation)	**466**	324	272
Other administrative expenses	**882**	654	507
	1,348	978	779
	3,682	2,659	2,151

The average number of persons employed by the group during the year was made up as follows:

	2001	2000	1999
UK Business	**49,110**	48,193	46,913
International Banking	**4,542**	3,982	2,997
Treasury and Capital Markets	**944**	985	1,146
HSBC Republic	**1,561**	964	—
Crédit Commercial de France	**13,391**	2,285	—
	69,548	56,409	51,056

b *Retirement benefits*

Within the group, the HSBC Bank (UK) Pension Scheme, assets of which are held in a separate trust fund, covers 96 per cent of UK employees. The HSBC Bank (UK) Pension Scheme comprises a funded defined benefit scheme ('the Principal Scheme') and a defined contribution scheme which was established on 1 July 1996 for new employees.

Actuarial valuations of the assets and liabilities of the Principal Scheme are carried out triennially by professionally qualified actuaries to determine its financial position and to enable the bank to determine the level of contributions to be made to the Principal Scheme.

The latest valuation of the Principal Scheme was made at 31 December 1999 by C G Singer, Fellow of the Institute of Actuaries, of Watson Wyatt Partners. At that date, the market value of the Principal Scheme's assets was £7,265 million. The actuarial value of the assets represented 104 per cent of the benefits accrued to members, after allowing for expected future increases in earnings, and the resulting surplus amounted to £232 million. The method adopted for this valuation was the projected unit method and the main assumptions used were a long-term investment return of 6.85 per cent per annum, salary increases of 4.0 per cent per annum, equity dividend increases and rental growth of 3.5 per cent per annum, and post-retirement pension increases of 2.5 per cent per annum.

In consultation with the actuaries, the bank decided to increase contributions to 16.9 per cent of pensionable salaries from 1 January 2001 until the next actuarial valuation. The next actuarial valuation is due as at 31 December 2002.

The total pension cost for the year ended 31 December 2001 was £180 million (2000: £126 million; 1999: £112 million), which includes £102 million (2000: £98 million; 1999: £94 million) in respect of the Principal Scheme.

5 Administrative expenses *(continued)*

b *Retirement benefits (continued)*

For CCF, retirement provision for employees in France is provided via both State and compulsory supplementary pension funds founded (via Government decree) on agreements between Employer Organisations and Unions. These 'compulsory supplementary' arrangements cover some 15,699 employees.

The group has continued to account for pensions in accordance with Statement of Standard Accounting Practice ('SSAP') 24, 'Accounting for pension costs' and the disclosures given above are those required by that standard. FRS 17, 'Retirement benefits' was issued in November 2000 but will not be mandatory for the group until the year ended 31 December 2003. Prior to this, phased transitional disclosures are required from 31 December 2001. These disclosures, to the extent not given above, are set out below.

The financial assumptions used to calculate scheme liabilities for the group's main defined benefit pension schemes under FRS 17 are:

	Discount rate	*Inflation assumption*	*Rate of increase for pensions in payment and deferred pension*	*Rate of pay increase*
	%	%	%	%
United Kingdom	**5.9**	**2.5**	**2.5**	**3.75**
France	**5.5**	**2.0**	**2.0**	**3.5**
Switzerland	**4.5**	**1.5**	**1.5**	**2.5**

The assets in the defined benefit schemes and the expected rates of return are:

	Expected rate of return at 31 December 2001	*Value at 31 December 2001*
	%	£m
Equities	**7.5**	**4,596**
Bonds	**5.1**	**848**
Other	**4.0**	**535**
Total market value of assets		**5,979**
Present value of scheme liabilities		**(6,816)**
Deficit in the schemes*		**(837)**
Related deferred tax asset		**209**
Net pension liability		**(628)**
* Analysis of the deficit is as follows:		
The Principal Scheme		**(661)**
Other schemes – unfunded		**(178)**
Other schemes – funded		**2**
		(837)

Of the deficit in unfunded schemes, £145 million has been provided.

The net pension liability will have a consequent effect on reserves when FRS 17 is fully implemented.

5 Administrative expenses *(continued)*

b *Retirement benefits (continued)*

The Principal Scheme covers both UK employees of the group and UK employees of other HSBC Group companies. The above deficit is the group's share for the Principal Scheme's deficit. The group notes that the shortall of assets represents 10 per cent of the value of the pension liabilities assessed by reference to the assumptions adopted for FRS17 purposes. If the rate of return of the assets of the Scheme is around 0.6 per cent per annum above the assumed discount rate, that is the yield on a corporate bond rated AA, over the remaining lifetime of the Scheme, the shortfall revealed at 31 December 2001 will be removed by the asset outperformance. The group considers that, bearing in mind the investment policy being followed, this represents a relatively modest level of outperformance over the long-term. The funding policy for the Scheme is reviewed on a systematic basis in consultation with the independent Scheme Actuary in order to ensure that the funding contributions are appropriate to meet the liabilities of the Scheme over the long term. The current statutory minimum funding level is comfortably over 100 per cent.

The group also provides post-retirement health-care benefits for certain pensioners and employees together with their dependent relatives. An actuarial assessment of the liabilities of the scheme, which is unfunded, is carried out on a regular basis by qualified actuaries. The liabilities are evaluated by discounting the expected future claims to a net present value.

The charge relating to post-retirement health-care is £11 million for the year (2000: £11 million; 1999: £11 million).

The latest actuarial assessment was carried out at 31 December 2000 and updated to 31 December 2001. At 31 December 2001 the estimated present value of the post-retirement benefit obligation was £147 million for the group and £140 million for the bank, of which £98 million (2000: £91 million) has been provided for the group and £92 million (2000: £85 million) has been provided for by the bank. The main financial assumptions used to estimate this obligation at 31 December 2001 were price inflation of 2.5% per annum, health-care claims cost escalation of 7.5% per annum and a discount rate of 5.9% per annum. Under FRS 17, the deferred tax asset related to the unprovided liability of £49 million would be £15 million.

c *Directors' emoluments*

The aggregate emoluments of the Directors of the bank, computed in accordance with Part I of Schedule 6 of the Act were:

	2001	2000
	£000	£000
Fees	**215**	196
Salaries and other emoluments	**1,330**	874
Discretionary bonuses	**882**	337
	2,427	1,407
Gains on exercise of share options	**3,662**	2,916

In addition, there are annual commitments under retirement benefit agreements with former Directors of £471,811 (2000: £482,952).

Retirement benefits accrue to three Directors under defined benefit schemes and to one Director under a money purchase scheme.

During the year, aggregate contributions to money purchase pension schemes were £429,000 (2000: £454,000).

Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Group Remuneration Committee of HSBC Holdings.

Details of individual Directors' remuneration are disclosed in the 'Report of the Directors' on page 68.

5 Administrative expenses *(continued)*

d *Auditors' remuneration*

Auditors' remuneration amounted to £4.9 million (2000: £3.2 million; 1999: £1.9 million) including £1.4 million (2000: £1.1 million; 1999: £1.1 million) which relates to the bank. £3.1 million (2000: £1.7 million; 1999: £1.1 million) was paid to the bank's Auditors and their associates for non-audit work as analysed below:

	2001	2000	1999
	£m	£m	£m
Independent attestation			
Audit reports for US and other non-UK reporting	**0.1**	0.1	0.1
Reviews and reporting under regulatory requirements (including interim profits review)	**1.5**	0.6	0.6
	1.6	0.7	0.7
Financial advice			
Acquisition due diligence	**0.2**	—	—
Group reorganisations	**0.3**	0.4	—
Taxation services	**0.4**	0.2	0.1
Consultancy services	**0.4**	0.4	0.2
Other	**0.2**	—	0.1
	1.5	1.0	0.4
Total non-audit fees paid to Auditors	**3.1**	1.7	1.1

Of fees paid to the Auditors for non-audit work, £nil (2000: £0.2 million; 1999: £nil) was capitalised as part of the cost of acquisitions made during the year.

6 Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after:

a *Income*

	2001	2000	1999
	£m	£m	£m
Aggregate rentals receivable, including capital repayments, under			
— finance leases	**252**	336	557
— hire purchase contracts	**557**	499	604
— operating leases	**323**	316	314
Increase in the value of long-term assurance business	**140**	115	99
Profits less losses on debt securities and equities dealing	**45**	56	58
Gain on disposal of investment securities	**27**	29	20

b *Charges on income*

	2001	2000	1999
	£m	£m	£m
Charges incurred with respect to subordinated liabilities	**316**	287	238
Finance charges in respect of finance leases and similar hire purchase contracts	**12**	11	12
Rentals payable on premises held under operating leases	**141**	95	74
Residential mortgage incentives	**25**	33	32

c *Gains on disposal of investments and tangible fixed assets*

Gains on disposal of investments and tangible fixed assets attracted a tax charge of £34 million (2000: £6 million; 1999: £6 million).

7 Tax on profit on ordinary activities

The charge for taxation comprises:

	2001 £m	2000 £m	1999 £m
United Kingdom corporation tax charge	**486**	547	395
Relief for overseas taxation	**(13)**	(8)	(8)
	473	539	387
United Kingdom corporation tax — prior year	**(115)**	(16)	(26)
	358	523	361
Overseas taxation	**180**	85	52
Deferred taxation (Note 29)	**4**	6	116
	542	614	529
Joint ventures and associates	**9**	(11)	(11)
	551	603	518

During the year, the group provided for UK corporation tax at 30 per cent (2000: 30 per cent; 1999: 30.25 per cent).

The tax charge includes £31 million (2000: £25 million; 1999: £29 million) in respect of the tax attributable to the increase in the value of long-term assurance business attributable to shareholders.

A reconciliation of the charge for taxation in the profit and loss account to the amount computed by applying the statutory rate of corporation tax to profit on ordinary activities before taxation is given on page 20 of the Financial Review.

8 Profit of the bank

The profit of the bank for the year attributable to shareholders was £1,873 million (2000: £1,198 million; 1999: £1,103 million).

9 Dividends

	2001 £m	2000 £m	1999 £m
Equity			
Ordinary dividends			
— paid	**600**	550	800
— proposed	**900**	600	300
	1,500	1,150	1,100
Non-equity			
Preference dividends	**63**	48	44
Other finance costs	**—**	2	3
	63	50	47
	1,563	1,200	1,147

During the year, the bank redeemed series A1, A2, B1, B2, C1, C2, D1 and D2 preference shares. Dividends paid during the year in respect of these were as follows:

Non-cumulative dividends of US$1.42 and US$0.577 per share were paid on the Series A1 and the Series A2 US$ preference shares respectively. A special dividend was paid on the redemption of Series A2 preference shares of US$0.444 per share.

Notes on the Accounts (continued)

9 Dividends *(continued)*

Non-cumulative dividends of US$1.64 and US$0.666 per share were paid on the Series B1 and the Series B2 US$ preference shares respectively. A special dividend was paid on the redemption of Series B2 preference shares of US$1.026 per share.

Non-cumulative dividends of US$1.46 and US$0.593 per share were paid on the Series C1 and the Series C2 US$ preference shares respectively. A special dividend was paid on the redemption of Series C2 preference shares of US$0.913 per share.

Non-cumulative dividends of US$1.528 and US$0.621 per share were paid on the Series D1 and the Series D2 US$ preference shares respectively.

Non-cumulative dividends of US$1.344 and US$0.546 per share per annum are payable on the Series 1 and Series 2 US$ Second preference shares respectively in quarterly instalments.

During the year Third preference shares were issued. Dividends are payable annually at a rate of 7.5% per annum.

10 Earnings per ordinary share

Basic and diluted earnings per ordinary share are calculated by dividing the profit for the financial year attributable to equity shareholders, after deducting preference dividends and finance costs, of £1,578 million (2000: £1,295 million; 1999: £1,154 million) by the weighted average number of ordinary shares in issue in 2001 of 797 million (2000: 797 million; 1999: 797 million).

11 Treasury bills and other eligible bills

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Treasury bills and similar securities	**2,592**	3,534	**2,149**	3,135
Other eligible bills	**345**	2,165	**343**	781
	2,937	5,699	**2,492**	3,916

Investment securities:

	Cost and book value
group	**£m**
At 1 January 2001	**4,282**
Additions	**8,861**
Acquisition of subsidiaries	**114**
Disposals and amounts repaid	**(10,323)**
Amortisation of discounts and premiums	**98**
Exchange and other movements	**(110)**
At 31 December 2001	**2,922**

	Cost and book value
bank	**£m**
At 1 January 2001	**3,887**
Additions	**8,365**
Disposals and amounts repaid	**(9,815)**
Amortisation of discounts and premiums	**95**
Exchange and other movements	**(53)**
At 31 December 2001	**2,479**

11 Treasury bills and other eligible bills *(continued)*

Of the total treasury and other eligible bills, £2,922 million (2000: £4,282 million) for the group and £2,479 million (2000: £3,887 million) for the bank are non-trading book items.

The maturities of investment treasury bills and other eligible bills at 31 December 2001 are analysed as follows:

	group		*bank*	
	Book value	*Market valuation*	*Book value*	*Market valuation*
	£m	£m	**£m**	£m
1 year or less	**2,873**	2,879	**2,469**	2,474
Greater than 1 year	**49**	50	**10**	10
	2,922	2,929	**2,479**	2,484

The net unamortised discounts on investment securities were:

group	*bank*
2001	**2001**
£m	**£m**
17	**16**

12 Credit risk management

The group's credit risk management process is discussed in the 'Financial Review' section in the paragraph headed 'Credit Risk Management' on page 42.

13 Loans and advances to banks

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Remaining maturity				
— repayable on demand	**6,153**	5,004	**4,427**	2,978
— 3 months or less but not repayable on demand	**20,219**	19,523	**7,758**	7,041
— 1 year or less but over 3 months	**4,747**	3,776	**1,612**	1,729
— 5 years or less but over 1 year	**934**	1,095	**298**	261
— over 5 years	**293**	442	**488**	337
Specific bad and doubtful debt provisions (Note 15)	**(15)**	(19)	**(3)**	(7)
	32,331	29,821	**14,580**	12,339
Amounts include:				
Subordinated	**66**	40	**—**	2
Due from subsidiary undertakings				
— unsubordinated			**1,085**	1,418
			1,085	1,418
Due from fellow subsidiary undertakings				
— subordinated	**—**	7	**—**	2
— unsubordinated	**4,106**	2,018	**3,050**	1,706
	4,106	2,025	**3,050**	1,708

Notes on the Accounts (continued)

14 Loans and advances to customers

	group		bank	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Remaining maturity				
— repayable on demand or at short notice	**15,119**	14,807	**10,923**	11,070
— 3 months or less but not repayable on demand or at short notice	**18,364**	15,255	**11,502**	10,441
— 1 year or less but over 3 months	**10,121**	9,689	**6,718**	6,476
— 5 years or less but over 1 year	**22,897**	20,932	**18,167**	17,098
— over 5 years	**24,533**	21,778	**19,429**	17,418
General and specific bad and doubtful debt provisions (Note 15)	**(2,033)**	(1,940)	**(1,167)**	(1,102)
	89,001	80,521	**65,572**	61,401
Amounts include:				
Subordinated	**76**	73		
Amounts include:				
Due from subsidiary undertakings				
— subordinated			**—**	155
— unsubordinated			**5,256**	4,774
			5,256	4,929
Due from fellow subsidiary undertakings				
— unsubordinated	**1,252**	371	**1,156**	279
Due from parent undertaking				
— unsubordinated	**—**	70	**—**	70
Due from joint ventures				
— unsubordinated	**607**	107	**139**	107
Due from associates				
— unsubordinated	**—**	3	**—**	3

Securitisation transactions

Loans and advances to customers include balances that have been securitised. Certain of these balances meet the requirements for linked presentation under FRS 5, 'Reporting the substance of transactions'.

The non-recourse finance has been netted against customer loans as follows:

	2001	2000
	£m	£m
Customer loans	**1,287**	—
Non-recourse finance	**(1,145)**	—
Funding provided by the bank	**142**	—

14 Loans and advances to customers *(continued)*

The bank has securitised a designated portion of its corporate loan portfolio. The transaction was effected through a declaration of trust in favour of Clover Securitisation Limited. Clover Securitisation Limited holds its beneficial interest in the trust for Clover Funding No. 1 plc, Clover Funding No. 2 plc, Clover Funding No. 3 plc (collectively 'Clover Funding') and the bank.

To fund the acquisition of this beneficial interest, Clover Funding has issued £1,287 million floating rate notes ('FRNs'). The offering circulars for the FRNs stated that they are the obligations of Clover Funding only and are not guaranteed by, or the responsibility of, any other party. Non-returnable proceeds of £1,145 million received by the bank from Clover Funding have been deducted from 'Loans and advances to customers'. Clover Securitisation Limited has entered into swap agreements with the bank under which Clover Securitisation Limited pays the floating rate of interest on the loans and receives interest linked to 3 month LIBOR. The proceeds generated from the loans are used in priority to meet the claims of the FRN holders, and amounts payable in respect of the interest rate swap arrangements after the payment of trustee and administration expenses.

There is no provision whatsoever, either in the financing arrangements or otherwise, whereby the bank or any part of the group has a right or obligation either to keep the loans and advances on repayment of the finance or to repurchase them at any time other than in certain circumstances where the bank is in breach of warranty.

The bank is not obliged to support any losses that may be suffered by the FRN holders and does not intend to provide such support.

The bank has taken up £35 million of subordinated FRNs that are repayable after payments in respect of senior FRNs. The bank has made subordinated loans to Clover Funding that are repayable after all other payments. Interest is payable on the subordinated FRNs and subordinated loans conditional upon Clover Funding having funds available.

Clover Securitisation Limited's entire share capital is held by Clover Holdings Limited. Clover Funding's entire share capital is held by Clover Holdings Limited. Clover Holdings Limited's entire share capital is held by trustees under the terms of a trust for charitable purposes.

The bank recognised net income of £2 million which comprised interest receivable of £31 million and interest payable and other expenses of £29 million.

Notes on the Accounts (continued)

15 Provisions for bad and doubtful debts

a *Movements on provisions for bad and doubtful debts*

	Specific	*General*	*Total*	*Specific*	*General*	*Total*
group	**2001 £m**	**2001 £m**	**2001 £m**	2000 £m	2000 £m	2000 £m
At 1 January	**1,431**	**528**	**1,959**	803	358	1,161
Amounts written off	**(303)**	**—**	**(303)**	(255)	—	(255)
Recoveries of amounts written off in previous years	**41**	**—**	**41**	28	—	28
Charge/(release) to the profit and loss account	**322**	**(14)**	**308**	217	27	244
Acquisition of subsidiary undertakings	**97**	**19**	**116**	626	143	769
Disposal of subsidiary undertakings	**(17)**	**—**	**(17)**	—	—	—
Exchange and other movements	**(69)**	**13**	**(56)**	12	—	12
At 31 December	**1,502**	**546**	**2,048**	1,431	528	1,959
bank						
At 1 January	**748**	**361**	**1,109**	752	321	1,073
Amounts written off	**(228)**	**—**	**(228)**	(242)	—	(242)
Recoveries of amounts written off in previous years	**37**	**—**	**37**	25	—	25
Charge to the profit and loss account	**249**	**2**	**251**	203	40	243
Exchange and other movements	**(2)**	**3**	**1**	10	—	10
At 31 December	**804**	**366**	**1,170**	748	361	1,109

	group		*bank*	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Included in:				
Loans and advances to banks (Note 13)	**15**	19	**3**	7
Loans and advances to customers (Note 14)	**2,033**	1,940	**1,167**	1,102
	2,048	1,959	**1,170**	1,109

15 Provisions for bad and doubtful debts *(continued)*

b *Movements on suspended interest account*

	group			*bank*		
	2001	2000	1999	**2001**	2000	1999
	£m	£m	£m	**£m**	£m	£m
At 1 January	**69**	68	48	**29**	42	47
Amounts written off	**(11)**	(25)	(13)	**(7)**	(19)	(13)
Interest suspended during the year	**45**	37	25	**17**	20	22
Suspended interest recovered	**(19)**	(25)	(14)	**(8)**	(15)	(14)
Acquisition of subsidiary undertakings	**—**	15	23	**—**	—	—
Exchange and other movements	**(4)**	(1)	(1)	**—**	1	—
At 31 December	**80**	69	68	**31**	29	42

c *Non-performing loans*

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Loans on which interest has been suspended (net of suspended interest)	**1,098**	941	**801**	655
Provisions	**(478)**	(455)	**(324)**	(290)
	620	486	**477**	365
Other non-performing loans	**1,409**	1,289	**721**	700
Provisions	**(1,024)**	(976)	**(480)**	(458)
	385	313	**241**	242
Total non-performing loans (net of provisions)	**1,005**	799	**718**	607

16 Concentrations of exposure

The group has the following concentrations of loans and advances to customers:

	2001	2000
	£m	£m
Total gross advances to customers:		
Residential mortgages	**18,613**	16,452
Other personal	**14,893**	12,307
Commercial, industrial and international trade	**25,643**	24,514
Commercial real estate	**5,917**	6,056
Other property related	**2,388**	2,022
Government	**1,221**	1,219
Non-bank financial institutions	**8,858**	7,012
Other commercial	**13,570**	12,944
	91,103	82,526

The analysis of concentration of exposure is based on the categories used by the group to manage the associated risks. Of total loans and advances to customers gross of provisions, £63,017 million (2000: £59,303 million) was advanced by operations located in the United Kingdom.

Other commercial includes advances in respect of transport, energy and agriculture.

Notes on the Accounts (continued)

17 Debt securities

	group				bank			
	Book value	*Market valuation*	*Book value*	*Market valuation*	*Book value*	*Market valuation*	*Book value*	*Market valuation*
	2001	**2001**	2000	2000	**2001**	**2001**	2000	2000
Issued by public bodies	**£m**	**£m**	£m	£m	**£m**	**£m**	£m	£m
Investment securities								
— government securities and US government agencies	**7,961**	**8,017**	7,782	7,866	**3,187**	**3,198**	3,994	4,016
— other public sector securities	**1,081**	**1,098**	531	542	**70**	**71**	—	—
	9,042	**9,115**	8,313	8,408	**3,257**	**3,269**	3,994	4,016
Other debt securities								
— government securities and US government agencies	**5,398**		5,638		**1,815**		2,056	
— other public sector securities	**5**		8		**4**		6	
	5,403		5,646		**1,819**		2,062	
Issued by other bodies								
Investment securities								
— bank and building society certificates of deposit	**961**	**961**	5,875	5,876	**484**	**484**	5,789	5,789
— other securities	**9,191**	**9,252**	5,250	5,260	**2,795**	**2,823**	1,061	1,081
	10,152	**10,213**	11,125	11,136	**3,279**	**3,307**	6,850	6,870
Other debt securities								
— bank and building society certificates of deposit	**7,024**		76		**6,070**		1	
— other securities	**10,256**		9,025		**7,944**		4,060	
	17,280		9,101		**14,014**		4,061	
	41,877		34,185		**22,369**		16,967	
Due within 1 year	**15,011**		13,801		**10,615**		9,714	
Due 1 year and over	**26,866**		20,384		**11,754**		7,253	
	41,877		34,185		**22,369**		16,967	
Amounts include:								
Subordinated debt securities	**115**		84		**94**		83	
Unamortised net (discounts)/premiums on investment securities	**(23**		(153		**73**		38	
Investment securities								
— listed	**14,727**	**14,864**	11,474	11,590	**3,841**	**3,874**	4,258	4,297
— unlisted	**4,467**	**4,464**	7,964	7,954	**2,695**	**2,702**	6,586	6,589
	19,194	**19,328**	19,438	19,544	**6,536**	**6,576**	10,844	10,886
Other debt securities								
— listed	**11,457**		10,071		**7,253**		4,744	
— unlisted	**11,226**		4,676		**8,580**		1,379	
	22,683		14,747		**15,833**		6,123	
	41,877		34,185		**22,369**		16,967	

17 Debt securities *(continued)*

Where securities are carried at market valuation, and the market valuation is higher than cost, the difference between cost and market valuation is not disclosed as it cannot be determined without unreasonable expense.

The above market valuations do not take account of transactions entered into to hedge the value of the group's investment securities. If these transactions were included, the market valuation of investment securities would be £19,269 million for the group (2000: £19,533 million) and £6,576 million (2000: £10,886 million) for the bank.

Investment securities:

	Cost	*Provisions*	*Book value*
	£m	**£m**	**£m**
group			
At 1 January 2001	**19,453**	**(15)**	**19,438**
Acquisition of subsidiary undertakings	**792**	—	**792**
Additions	**17,682**	**(14)**	**17,668**
Disposals and amounts repaid	**(18,837)**	**4**	**(18,833)**
Amortisation of discounts and premiums	**(20)**	—	**(20)**
Exchange and other movements	**145**	**4**	**149**
At 31 December 2001	**19,215**	**(21)**	**19,194**
bank			
At 1 January 2001	**10,844**	—	**10,844**
Additions	**7,933**	**(5)**	**7,928**
Disposals and amounts repaid	**(12,286)**	**1**	**(12,285)**
Amortisation of discounts and premiums	**(47)**	—	**(47)**
Exchange and other movements	**96**	—	**96**
At 31 December 2001	**6,540**	**(4)**	**6,536**

18 Equity shares

	group				*bank*			
	Book value	*Market valuation*	*Book value*	*Market valuation*	*Book value*	*Market valuation*	*Book value*	*Market valuation*
	2001 £m	**2001 £m**	2000 £m	2000 £m	**2001 £m**	**2001 £m**	2000 £m	2000 £m
Investment securities								
— listed	**553**	**566**	504	542	**40**	**45**	3	5
— unlisted	**911**	**983**	1,020	1,080	**108**	**118**	97	102
	1,464	**1,549**	1,524	1,622	**148**	**163**	100	107
Other securities								
— listed	**753**		377		**84**		88	
— unlisted	**70**		67		**1**		2	
	823		444		**85**		90	
	2,287		1,968		**233**		190	

Where securities are carried at market valuation, and the market valuation is higher than cost, the difference between cost and market valuation is not disclosed as it cannot be determined without unreasonable expense.

18 Equity shares *(continued)*

Investment securities:

	Cost	*Provisions*	*Book value*
	£m	**£m**	**£m**
group			
At 1 January 2001	**1,648**	**(124)**	**1,524**
Acquisition of subsidiary undertakings	**9**	**—**	**9**
Additions	**622**	**—**	**622**
Disposals	**(710)**	**—**	**(710)**
Provisions made	**—**	**(28)**	**(28)**
Exchange and other movements	**47**	**—**	**47**
At 31 December 2001	**1,616**	**(152)**	**1,464**
bank			
At 1 January 2001	**103**	**(3)**	**100**
Additions	**169**	**—**	**169**
Disposals	**(122)**	**—**	**(122)**
Provisions made	**—**	**(2)**	**(2)**
Exchange and other movements	**3**	**—**	**3**
At 31 December 2001	**153**	**(5)**	**148**

Included in investment securities is £8 million, after amortisation, of HSBC Holdings' shares (2000: £2 million) held in trust for the purposes of conditional awards under the Restricted Share Plan, details of which are provided in the 'Report of the Directors' on page 74. At 31 December 2001, the trust held 1,439,683 shares of nominal value US$0.50 with a market value at that date of £11.6 million (2000: 484,114 shares with a market value of £4.8 million) in respect of these conditional awards.

19 Interests in joint ventures

a *Movements in joint ventures*

	group
	£m
At 1 January 2001	**171**
Retained profits and losses	**9**
Amortisation of goodwill	**(7)**
Exchange and other movements	**(9)**
At 31 December 2001	**164**

None of the joint ventures are listed or are banks.

19 Interests in joint ventures *(continued)*

b *The principal joint ventures of the group as at 31 December 2001 were:*

	Country of incorporation	*Principal activity*	*Interest in equity capital*
Framlington Group Limited	UK	Asset management	51%
Loxxia Slibail	France	Leasing	49%

All of the above prepare their financial statements up to 31 December.

The principal countries of operation are the same as the countries of incorporation.

The group's share of total operating income in joint ventures is £48 million (2000: £18 million).

The group's share of contingent liabilities in joint ventures is £39 million (2000: £25 million). The group's share of commitments by joint ventures is £nil (2000: £65 million).

c *Goodwill*

Included within the group's share of gross assets of joint ventures is goodwill as follows:

	group
	£m
Cost	
At 1 January 2001	**126**
Exchange and other movements	**10**
At 31 December 2001	**136**

	group
	£m
Accumulated amortisation	
At 1 January 2001	**1**
Charge to the profit and loss account	**7**
Exchange and other movements	**1**
At 31 December 2001	**9**
Net book value at 31 December 2001	**127**

The goodwill is being amortised over 20 years, reflecting its expected useful life.

Notes on the Accounts (continued)

20 Interests in associates

a *Movements in associates*

	group	*bank*
	£m	**£m**
At 1 January 2001	**119**	**6**
Acquisition of subsidiary undertakings	**9**	—
Additions	**16**	**1**
Disposal of subsidiary undertakings	**(12)**	—
Disposals	**(8)**	—
Retained profits	**11**	—
Exchange and other movements	**(7)**	—
At 31 December 2001	**128**	**7**

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Shares in banks	**20**	67	—	—
Other	**108**	52	**7**	6
	128	119	**7**	6

None of the associates is listed.

On the historical cost basis, the bank's interests in associates would have been included as follows:

	2001	2000
	£m	£m
Cost	**15**	94
Provisions	**(9)**	(9)
	6	85

b *Principal associates as at 31 December 2001*

	Country of incorporation	*Principal activity*	*Interest in equity capital*
Erisa	France	Insurance	49.99%

Effective 9 May 2001, the bank sold its 20% interest in British Interactive Broadcasting Holdings Limited.

21 Investments in subsidiary undertakings

a *Movements in the bank's interests in shares in subsidiary undertakings*

	£m
At 1 January 2001	**12,935**
Additions	**1,070**
Write-down to net asset value including attributable goodwill	**(325)**
Exchange and other movements	**(13)**
At 31 December 2001	**13,667**

The above amount represents the direct interests of the bank in its subsidiary undertakings. Interests in subsidiary undertakings include £7,984 million (2000: £8,370 million) representing interests in banks.

On the historical cost basis, the bank's interests in subsidiary undertakings would have been included as follows:

	2001	2000
	£m	£m
Cost	**13,043**	11,986
Provisions	**(36)**	(36)
	13,007	11,950

b *Principal subsidiary undertakings of the bank as at 31 December 2001*

	Country of incorporation
Crédit Commercial de France S.A. (99.99% owned)	France
HSBC Asset Finance (UK) Limited	England
HSBC Bank A.S.	Turkey
HSBC Bank France S.A. (97.82% owned)	France
HSBC Bank International Limited	Jersey
HSBC Bank Malta p.l.c. (70.03% owned)	Malta
HSBC Guyerzeller Bank AG (67.11% owned)	Switzerland
HSBC Investment Bank Asia Limited (97.82% owned)	Hong Kong
HSBC Invoice Finance (UK) Limited	England
HSBC Life (UK) Limited	England
HSBC Private Banking Holdings (Suisse) SA (97.82% owned)	Switzerland
HSBC Rail (UK) Limited	England
HSBC Republic Bank (Guernsey) Limited (97.82% owned)	Guernsey
HSBC Republic Bank (Suisse) SA (97.82% owned)	Switzerland
HSBC Trust Company (UK) Limited	England

Except where indicated otherwise, the issued equity capital of the above undertakings is wholly-owned by the group and, except for the following entities, is held by subsidiaries of the bank:

— Crédit Commercial de France S.A.
— HSBC Asset Finance (UK) Limited
— HSBC Bank A.S.
— HSBC Life (UK) Limited
— HSBC Trust Company (UK) Limited

Details of all subsidiary undertakings will be annexed to the next Annual Return of the bank. All of the above subsidiary undertakings are engaged in the business of banking or other financial services.

Notes on the Accounts (continued)

21 Investments in subsidiary undertakings *(continued)*

c *Acquisitions*

On 11 April 2001, the group acquired 100 per cent of the issued share capital of HSBC Investment Bank Asia Limited from HSBC Holdings plc for a cash consideration of £655 million. Goodwill of £465 million arose on the acquisition.

On 2 July 2001, the group completed its acquisition of 97.9 per cent of the issued share capital of Banque Hervet, having acquired 89.6 per cent on 3 March 2001. This was for a total cash consideration of £330 million. Goodwill of £181 million arose on the acquisition.

On 30 September 2001 and 4 December 2001, the group increased its stake in Sinopia Asset Management from 66.8 per cent to 99.9 per cent for a cash consideration of £39 million. Goodwill of £30 million arose on the acquisition. This acquisition is not included in the table on the following page because it represents an increase in the stake in an existing subsidiary undertaking. There were no fair value adjustments.

On 30 October 2001, the bank acquired 100 per cent of the issued share capital of Demirbank TAS for a cash consideration of £248 million. Goodwill of £73 million arose on the acquisition.

On 17 December 2001, the group acquired 67.1 per cent of the issued share capital of HSBC Guyerzeller Bank AG from HSBC Investment Bank Holdings plc for a cash consideration of £223 million. Goodwill of £110 million arose on the acquisition.

On 21 December 2001, the group increased its stake in Financiere Groupe Dewaay S.A. from 74.9 per cent to 100 per cent for a cash consideration of £42 million. Goodwill of £37 million arose on the acquisition. This acquisition is not included in the table on the following page because it represents an increase in the stake in an existing subsidiary undertaking. There were no fair value adjustments.

Cash consideration of £32 million and goodwill of £7 million arose on other acquisitions in the year.

Cash consideration of £13 million and goodwill of £6 million arose on other increases in stake in the year. This is not included in the table on the following page because it represents increases in the stake in existing subsidiary undertakings. There were no fair value adjustments.

All acquisitions have been accounted for on an acquisitions basis.

21 Investments in subsidiary undertakings *(continued)*

c *Acquisitions (continued)*

The assets and liabilities at the dates of acquisition and the total consideration paid are set out in the following table:

	Book value	*Revaluations*	*Accounting policy alignments*	*Fair value*
	£m	**£m**	**£m**	**£m**
At the date of acquisition:				
Cash and balances at central banks	**52**			**52**
Treasury bills and other eligible bills	**118**			**118**
Loans and advances to banks	**4,975**			**4,975**
Loans and advances to customers	**2,286**	**(44)**		**2,242**
Debt securities	**1,492**			**1,492**
Equity shares	**49**	**(1)**		**48**
Interests in associates	**9**			**9**
Tangible fixed assets	**96**	**17**	**(1)**	**112**
Other asset categories	**309**	**14**	**65**	**388**
Deposits by banks	**(1,610)**			**(1,610)**
Customer accounts	**(6,137)**			**(6,137)**
Debt securities in issue	**(239)**			**(239)**
Subordinated capital — dated loan capital	**(17)**			**(17)**
Other liability categories	**(733)**	**30**	**11**	**(692)**
Total	**650**	**16**	**75**	**741**
Less: minority interests				**(89)**
Net assets acquired				**652**
Goodwill attributable				**836**
Total consideration including cost of acquisition				**1,488**

Notes on the Accounts (continued)

22 Intangible fixed assets

Goodwill	*group*	*bank*
	2001	**2001**
	£m	**£m**
Cost		
At 1 January 2001	**8,335**	**35**
Additions	**918**	**10**
Fair value adjustments	**(71)**	**—**
Disposal of subsidiary undertakings	**(66)**	**—**
Exchange and other movements	**(103)**	**—**
At 31 December 2001	**9,013**	**45**
Accumulated amortisation		
At 1 January 2001	**124**	**2**
Charge to the profit and loss account	**460**	**3**
Disposal of subsidiary undertakings	**(1)**	**—**
Exchange and other movements	**(6)**	**—**
At 31 December 2001	**577**	**5**
Net book value at 31 December 2001	**8,436**	**40**
Net book value at 31 December 2000	8,211	33

Additions represent goodwill arising on the acquisition of and increased holdings in subsidiaries and businesses during 2001.

Goodwill on the acquisition of CCF and HSBC Private Banking Holdings (Suisse) SA and their subsidiaries is being amortised over 20 years. Other goodwill is being amortised over periods of up to 15 years.

Fair values in respect of the acquisition of CCF in 2000 have been revised, resulting in a net decrease of £71 million in goodwill.

23 Tangible fixed assets

a *Movements on tangible fixed assets*

group	*Freehold land and buildings*	*Long leasehold land and buildings*	*Short leasehold land and buildings*	*Equipment, fixtures and fittings*	*Equipment on operating leases*	*Total*
	£m	**£m**	**£m**	**£m**	**£m**	**£m**
Cost or valuation						
At 1 January 2001	**1,077**	**625**	**331**	**1,738**	**2,381**	**6,152**
Additions	**15**	**42**	**29**	**277**	**354**	**717**
Disposals	**(32)**	**(26)**	**(84)**	**(99)**	**(332)**	**(573)**
Acquisition of subsidiary undertakings	**69**	—	**5**	**107**	—	**181**
Disposal of subsidiary undertakings	**(28)**	—	—	**(14)**	—	**(42)**
Transfer of accumulated depreciation arising on revaluation	**(34)**	**(1)**	—	—	—	**(35)**
Surplus on revaluation	**60**	**4**	—	—	—	**64**
Exchange and other movements	**(7)**	**(50)**	**45**	**(2)**	—	**(14)**
At 31 December 2001	**1,120**	**594**	**326**	**2,007**	**2,403**	**6,450**
Accumulated depreciation						
At 1 January 2001	**(12)**	—	**(161)**	**(1,062)**	**(558)**	**(1,793)**
Disposals	—	—	**9**	**81**	**151**	**241**
Acquisition of subsidiary undertakings	—	—	**(5)**	**(55)**	—	**(60)**
Disposal of subsidiary undertakings	**2**	—	—	**7**	—	**9**
Transfer of accumulated depreciation arising on revaluation	**34**	**1**	—	—	—	**35**
Charge to the profit and loss account	**(27)**	**(4)**	**(17)**	**(230)**	**(159)**	**(437)**
Exchange and other movements	**(29)**	—	—	**8**	—	**(21)**
At 31 December 2001	**(32)**	**(3)**	**(174)**	**(1,251)**	**(566)**	**(2,026)**
Net book value						
At 31 December 2001	**1,088**	**591**	**152**	**756**	**1,837**	**4,424**
At 31 December 2000	1,065	625	170	676	1,823	4,359

Notes on the Accounts (continued)

23 Tangible fixed assets *(continued)*

bank	*Freehold land and buildings* £m	*Long leasehold land and buildings* £m	*Short leasehold land and buildings* £m	*Equipment, fixtures and fittings* £m	*Total* £m
Cost or valuation					
At 1 January 2001	477	542	201	1,135	2,355
Additions	7	43	6	182	238
Disposals	(54)	(8)	(5)	(91)	(158)
Transfer of accumulated depreciation arising on revaluation	3	—	—	—	3
Surplus on revaluation	13	4	—	—	17
At 31 December 2001	**446**	**581**	**202**	**1,226**	**2,455**
Accumulated depreciation					
At 1 January 2001	(12)	—	(130)	(657)	(799)
Disposals	4	1	3	75	83
Transfer of accumulated depreciation arising on revaluation	(3)	—	—	—	(3)
Charge to the profit and loss account	(12)	(4)	(8)	(152)	(176)
At 31 December 2001	**(23)**	**(3)**	**(135)**	**(734)**	**(895)**
Net book value					
At 31 December 2001	**423**	**578**	**67**	**492**	**1,560**
At 31 December 2000	465	542	71	478	1,556

b *Assets held under finance leases*

The net book amount of equipment, fixtures and fittings included assets held under finance leases of £22 million (2000: £27 million) for the group and £3 million (2000: £10 million) for the bank, on which the depreciation charge was £5 million (2000: £2 million) for the group and £7 million (2000: £12 million) for the bank. The net book amount of equipment on operating leases included assets held under finance leases of £120 million (2000: £121 million) for the group on which the depreciation charge was £2 million (2000: £11 million).

23 Tangible fixed assets *(continued)*

c *Valuations*

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Cost or valuation of freehold and long leasehold land and buildings:				
At valuation	**1,170**	1,205	**485**	522
At cost	**544**	497	**542**	497
	1,714	1,702	**1,027**	1,019
On the historical cost basis, freehold and long leasehold land and buildings would have been included as follows:				
Cost	**1,670**	1,695	**993**	930
Accumulated depreciation	**(284)**	(250)	**(147)**	(151)
Net book value	**1,386**	1,445	**846**	779

The group values its freehold and long leasehold properties on an annual basis. In September 2001, the group's freehold and long leasehold properties were revalued on an existing use basis or open market value as appropriate or, in the case of a few specialised properties, at depreciated replacement cost. The properties were revalued either by professional external valuers or by professionally qualified staff. The valuation has been updated for any material changes at 31 December 2001.

As a result of the revaluation, there was a surplus above the net book value of land and buildings of £64 million (bank: £17 million) which has been included in the revaluation reserve at 31 December 2001.

d *Land and buildings occupied for own activities*

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Net book value	**1,233**	1,293	**510**	548

Land and buildings with a net book value of £39 million (2000: £36 million) are occupied by HSBC Holdings plc and its subsidiaries other than the group.

e *Payment on account*

Included in the cost and net book value of long leasehold land and buildings is a payment on account in respect of a long leasehold interest of £533 million (2000: £497 million).

23 Tangible fixed assets *(continued)*

f *Residual values of equipment on operating leases*

Included in the net book value of equipment on operating leases are residual values at the end of current lease terms, which will be recovered through re-letting or disposal in the following periods:

	2001	2000
	£m	£m
— within 1 year	**171**	104
— between 1 and 2 years	**267**	147
— between 2 and 5 years	**702**	877
— over 5 years	**363**	343
	1,503	1,471

24 Other assets

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Bullion	**2**	12	**2**	2
Assets, including gains, resulting from off-balance-sheet interest rate, exchange rate and equities contracts which are marked to market	**6,890**	7,197	**5,882**	5,985
Deferred taxation (Note 29)	**51**	—	**87**	38
Long-term assurance assets attributable to policyholders (Note 28)	**3,420**	3,117	**—**	—
Other	**4,094**	3,372	**1,730**	854
	14,457	13,698	**7,701**	6,879
Assets, including gains, resulting from off-balance-sheet interest rate, exchange rate and equities contracts which are marked to market include unsubordinated amounts due from:				
Subsidiary undertakings			**215**	177
Fellow subsidiary undertakings	**1,030**	808	**977**	785

'Other' also includes the surplus retained in long-term assurance funds and the net present value of policies in force. These assets form part of the total value of the group's interest in long-term assurance business as follows:

	2001	2000
	£m	£m
Net tangible assets of long-term assurance subsidiaries	**26**	24
Surplus retained in long-term assurance funds and net present value of policies in force	**488**	381
Total long-term assurance business attributable to shareholders	**514**	405

The increase in the value of long-term assurance business attributable to shareholders which is included in the consolidated profit and loss account amounts to £140 million (2000: £115 million; 1999: £99 million) before tax and £109 million (2000: £90 million; 1999: £70 million) after tax.

24 Other assets *(continued)*

The key assumptions used in determining the value of policies in force are:

	2001 %	2000 %
Risk discount rate (net of tax)	**10.0**	11.5
Economic assumptions (gross of tax)		
Investment return on unit-linked funds	**7.1**	7.1
Investment return on non-linked funds	**5.0**	5.0
Expense inflation	**3.7**	3.7

The composition of the net tangible assets relating to long-term assurance funds is analysed as follows:

	2001 £m	2000 £m
Loans and advances to banks	**193**	192
Debt securities	**813**	660
Equity shares	**1,708**	1,351
Other assets	**757**	974
Prepayments and accrued income	**16**	17
Other liabilities	**(67)**	(77)
Long-term assurance net assets attributable to policyholders	**3,420**	3,117

25 Deposits by banks

	group		*bank*	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Repayable on demand	**7,204**	6,371	**6,013**	4,136
With agreed maturity dates or periods of notice by remaining maturity				
— 3 months or less but not repayable on demand	**17,948**	19,365	**14,232**	11,924
— 1 year or less but over 3 months	**2,430**	2,538	**993**	1,095
— 5 years or less but over 1 year	**784**	556	**350**	358
— over 5 years	**413**	311	**43**	27
	28,779	29,141	**21,631**	17,540
Amounts include:				
Due to subsidiary undertakings			**5,817**	6,613
Due to fellow subsidiary undertakings	**5,055**	2,242	**3,517**	1,067

26 Customer accounts

	group		bank	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Repayable on demand	**67,341**	57,286	**49,534**	43,409
With agreed maturity dates or periods of notice by remaining maturity				
— 3 months or less but not repayable on demand	**44,926**	38,974	**20,320**	18,740
— 1 year or less but over 3 months	**3,850**	3,075	**1,685**	1,606
— 5 years or less but over 1 year	**2,382**	2,418	**1,860**	1,858
— over 5 years	**387**	435	**328**	331
	118,886	102,188	**73,727**	65,944
Amounts include:				
Due to joint ventures	**229**	—	**217**	—
Due to associates	**3**	3	**3**	3
Due to subsidiary undertakings			**1,022**	539
Due to fellow subsidiary undertakings	**1,676**	599	**748**	481
Due to parent undertaking	**2,005**	2,118	**2,005**	2,117

27 Debt securities in issue

	group		bank	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Bonds and medium-term notes, by remaining maturity				
— within 1 year	**1,022**	899	**678**	419
— between 1 and 2 years	**1,286**	1,072	**832**	679
— between 2 and 5 years	**1,453**	2,760	**884**	1,871
— over 5 years	**217**	199	**97**	57
	3,978	4,930	**2,491**	3,026
Other debt securities in issue, by remaining maturity				
— 3 months or less	**3,425**	3,123	**967**	656
— 1 year or less but over 3 months	**493**	350	**122**	73
— 5 years or less but over 1 year	**580**	769	**3**	60
— over 5 years	**98**	135	**—**	—
	4,596	4,377	**1,092**	789
	8,574	9,307	**3,583**	3,815

28 Other liabilities

	group		bank	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Short positions in debt securities				
— government securities	**3,708**	2,975	**2,393**	2,563
— other debt securities	**854**	917	**277**	331
	4,562	3,892	**2,670**	2,894
Liabilities, including losses, resulting from off-balance-sheet interest rate, exchange rate and equities contracts that are marked to market	**6,899**	7,586	**5,873**	6,193
Current taxation	**353**	475	**172**	281
Obligations under finance leases	**160**	177	**3**	10
Dividend payable	**913**	600	**913**	600
Long-term assurance liabilities attributable to policyholders (Note 24)	**3,420**	3,117	**—**	—
Other liabilities	**3,376**	2,557	**1,245**	1,015
	19,683	18,404	**10,876**	10,993
Liabilities, including losses, resulting from off-balance-sheet interest rate, exchange rate and equities contracts that are marked to market include amounts due to:				
Subsidiary undertakings			**107**	113
Fellow subsidiary undertakings	**838**	734	**801**	717
Obligations under finance leases fall due as follows:				
— within 1 year	**2**	2	**5**	12
— between 1 to 5 years	**2**	2	**—**	7
— over 5 years	**378**	418	**—**	—
	382	422	**5**	19
— less future finance charges	**(222)**	(245)	**(2)**	(9)
	160	177	**3**	10

Notes on the Accounts (continued)

29 Provisions for liabilities and charges

a *Deferred taxation*

	group	bank
	£m	**£m**
At 1 January 2001	**621**	**(38)**
Charge to the profit and loss account (Note 7)	**4**	**(42)**
Acquisition of subsidiary undertakings	**(34)**	**—**
Exchange and other movements	**(59)**	**2**
At 31 December 2001	**532**	**(78)**

	group		bank	
	2001 **£m**	2000 £m	**2001** **£m**	2000 £m
Included in 'Provisions for liabilities and charges'	**583**	621	**9**	—
Included in 'Other assets' (Note 24)	**(51)**	—	**(87)**	(38)
	532	621	**(78)**	(38)

	Unprovided deferred tax/(relief)	*Provided in accounts*	*Unprovided deferred tax/(relief)*	*Provided in accounts*
	2001	**2001**	2000	2000
	£m	**£m**	£m	£m
group				
Short-term timing differences	**—**	**39**	(6)	105
Accelerated capital allowances	**—**	**(30)**	(16)	(1)
Leasing transactions	**14**	**589**	14	537
Provisions for bad and doubtful debts	**(3)**	**(15)**	(26)	2
Relief for tax losses	**—**	**(40)**	(14)	(15)
Other items	**5**	**(11)**	(13)	(7)
	16	**532**	(61)	621
bank				
Short-term timing differences	**—**	**(13)**	(6)	(19)
Accelerated capital allowances	**—**	**(32)**	(15)	—
Provisions for bad and doubtful debts	**—**	**(17)**	(18)	2
Other items	**—**	**(16)**	(10)	(21)
	—	**(78)**	(49)	(38)

There is no material deferred taxation liability not provided for.

At 31 December 2001, in addition to the unprovided deferred tax liability of £16 million, there were other potential future tax benefits of approximately £142 million (2000: £134 million) in respect of capital losses that have not been recognised because recoverability of the potential benefits is not considered certain.

29 Provisions for liabilities and charges *(continued)*

a *Deferred taxation (continued)*

No provision has been made for taxation on capital gains that might arise on the disposal of subsidiary undertakings, joint ventures or associates at their balance sheet amounts, or for taxation on capital gains that might arise on the disposal of premises, as it is anticipated that any liability will be covered by capital losses or other reliefs. No provision has been made for any liability to UK taxation on overseas earnings that are not expected to be remitted.

b *Other provisions for liabilities and charges*

	Provisions for pensions and other post-retirement obligations	*Provisions for contingent liabilities and commitments*	*Premises-related provisions*	*Insurance and other provisions*	*Total*
	£m	**£m**	**£m**	**£m**	**£m**
group					
At 1 January 2001	**228**	**168**	**114**	**207**	**717**
Additional provisions/increase in provisions	**30**	**62**	**8**	**95**	**195**
Provisions released	—	**(28)**	**(12)**	**(3)**	**(43)**
Acquisition of subsidiary undertakings	**18**	**18**	—	**4**	**40**
Provisions utilised	**(12)**	**(87)**	**(11)**	**(57)**	**(167)**
Exchange and other movements	**(1)**	**17**	—	—	**16**
At 31 December 2001	**263**	**150**	**99**	**246**	**758**
bank					
At 1 January 2001	**92**	**101**	**110**	—	**303**
Additional provisions/increase in provisions	**13**	**3**	**5**	**2**	**23**
Provisions released	—	**(4)**	**(12)**	—	**(16)**
Provisions utilised	**(4)**	**(47)**	**(9)**	—	**(60)**
At 31 December 2001	**101**	**53**	**94**	**2**	**250**

Included within 'Provisions for contingent liabilities and commitments' are provisions for the costs of possible redress relating to the sales of certain personal pension plans of £37 million (2000: £79 million). This is the result of an actuarial calculation extrapolated from a sample of cases and the timing of the expenditure depends on settlement of the individual claims.

The 'Premises-related provisions' relate to discounted future costs associated with vacant and sub-let short leasehold properties, including those that will become vacant as a consequence of the planned move of the group's head office and most of its London-based operations to Canary Wharf in 2002, and to discounted future costs to make good dilapidations upon the expiry of leases. The provisions cover rent voids while finding new tenants, shortfalls in expected rent receivable compared to rent payable and costs of refurbishing the building to attract tenants or make good dilapidations. Uncertainties relate to movements in market rents, the delay in finding new tenants, timing of rental reviews and the estimation of costs of refurbishment.

Included within 'Insurance and other provisions' are provisions of £184 million (2000: £145 million) relating to the general insurance provision.

30 Subordinated liabilities

	2001 £m	2000 £m
Undated subordinated loan capital		
— bank	**1,369**	1,339
— subsidiary undertakings	**118**	146
	1,487	1,485
Dated subordinated loan capital		
— bank	**2,297**	3,054
— subsidiary undertakings	**651**	673
	2,948	3,727
Total subordinated liabilities		
— bank	**3,666**	4,393
— subsidiary undertakings	**769**	819
	4,435	5,212
Dated subordinated loan capital is repayable:		
— within 1 year	**61**	359
— between 1 to 2 years	**53**	62
— between 2 to 5 years	**965**	660
— over 5 years	**1,869**	2,646
	2,948	3,727

Undated subordinated loan capital

		2001 £m	2000 £m
bank			
US$750 million	Undated Floating Rate Primary Capital Notes	**517**	503
US$500 million	Undated Floating Rate Primary Capital Notes	**345**	335
US$300 million	Undated Floating Rate Primary Capital Notes (Series 3)	**207**	201
£150 million	9.25% Step-up Undated Subordinated Notes	**150**	150
£150 million	8.625% Step-up Undated Subordinated Notes	**150**	150
		1,369	1,339
subsidiary undertakings			
¥10,000 million	Undated Subordinated Loan Notes	**53**	59
Other Subordinated Liabilities less than £50 million		**65**	87
		118	146

The interest rate on the 9.25% Step-up Undated Subordinated Notes changes in December 2006 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 2.15%. The interest rate on the 8.625% Step-up Undated Subordinated Notes changes in December 2007 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 1.87%. The notes are then repayable at the option of the borrower, subject to the prior consent of the Financial Services Authority.

30 Subordinated liabilities *(continued)*

Dated subordinated loan capital

		2001 £m	2000 £m
bank			
£250 million	Subordinated Floating Rate Notes 2001	—	250
US$400 million	8.625% Subordinated Notes 2004	**276**	267
£200 million	9% Subordinated Notes 2005	**200**	200
US$500 million	7.625% Subordinated Notes 2006	**345**	335
£100 million	14% Subordinated Unsecured Loan Stock 2002/2007	**100**	100
US$50 million	Subordinated Step-up Coupon Callable Floating Rate Notes 2007	**34**	33
£150 million	Subordinated Step-up Coupon Floating Rate Notes 2007	**150**	150
US$375 million	Subordinated Step-up Coupon Floating Rate Notes 2009	**258**	250
US$300 million	6.95% Subordinated Notes 2011	**207**	201
£300 million	6.5% Subordinated Notes 2023	**298**	298
US$300 million	7.65% Subordinated Notes 2025	**206**	200
£225 million	6.25% Subordinated Notes 2041	**223**	147
		2,297	2,431
Amounts owed to fellow subsidiary undertakings			
€1,000 million	Floating Rate Subordinated Loan 2012	—	623
		2,297	3,054
Amounts owed to subsidiary undertaking			
€1,000 million	Floating Rate Subordinated Loan 2012	**611**	—
€900 million	7.75% Non-cumulative Subordinated Notes 2040	**550**	561
		3,458	3,615
subsidiary undertakings			
CHF147 million	7.25% Subordinated Loan 2001	—	60
FRF1,000 million	Subordinated Collared Floating Rate Notes 2004	**93**	95
US$81 million	Floating Rate Subordinated Notes 2005	**56**	54
Other subordinated liabilities less than £50 million		**213**	263
		362	472
Amounts owed to parent undertaking			
US$300 million	Term Subordinated Debt 2010	—	201
US$300 million	Term Subordinated Debt 2011	**207**	—
Other subordinated liabilities less than £50 million		**82**	—
		651	673

Interest rates on the floating rate subordinated loan capital are related to interbank offered rates. On the remaining subordinated loan capital, interest is payable at fixed rates up to 14 per cent.

Generally, subordinated loan capital is repayable at par on maturity, but some is repayable prior to maturity at the option of the borrower, subject to the prior consent of the Financial Services Authority. The US$300 million 7.65% Subordinated Notes 2025 are repayable in May 2007 at par at the option of the holders.

The dated subordinated loan capital of the bank represents unsecured obligations of the bank. Claims in respect of principal and interest on such debt are subordinated to the claims of all creditors of the bank, other than claims of any creditors in respect of subordinated debt ranking *pari passu* or junior to claims in respect of dated subordinated loan capital.

The undated subordinated loan capital of the bank has characteristics which renders it similar in certain circumstances to preference shares. These borrowings are unsecured obligations of the bank. Claims in respect of principal and interest are subordinated to the claims of all creditors of the bank, other than claims of any creditors in respect of subordinated indebtedness ranking *pari passu* or junior to claims in respect of undated subordinated loan capital.

30 Subordinated liabilities *(continued)*

The interest margins on the Subordinated Step-up Coupon Callable Floating Rate Notes 2007 and the Subordinated Step-up Coupon Floating Rate Notes 2007 and 2009 increase by 0.5% five years prior to their maturity dates. These notes are then repayable at the option of the borrower, subject to the prior consent of the Financial Services Authority.

31 Minority interests — non equity

The following innovative tier 1 capital issue was outstanding:

		2001	2000
		£m	£m
€900 million	Capital contribution	**550**	561
€1,000 million	Capital contribution	**611**	—
		1,161	561

HSBC Capital Funding 1 (UK) Limited Partnership was established by a subsidiary undertaking of the bank as General Partner, and a fellow subsidiary undertaking of HSBC Holdings, as Limited Partner. The Limited Partner's initial capital contribution of €900 million qualifies as innovative tier 1 capital for both the bank and the group on a consolidated basis.

The proceeds of the initial capital contribution were on-lent by HSBC Capital Funding 1 (UK) Limited Partnership to the bank's Paris branch by issue of 7.75 per cent Non-Cumulative Subordinated Notes, due 2040. The Subordinated Notes may be redeemed at the option of the issuer on the interest payment date in 2010, or any interest payment date thereafter, subject to the prior consent of the Financial Services Authority.

During the year the Limited Partner made a second capital contribution to the Limited Partnership of €1,000 million by way of assignment to the Limited Partnership of a €1,000 million Subordinated Loan 2012 made by the General Partner to the bank's Paris branch. The Limited Partner's second capital contribution qualifies as tier 2 capital for both the bank and the group on a consolidated basis.

The interest rate on the Subordinated Loan 2012 is floating rate and related to interbank offered rates, and the Loan is repayable at par on maturity, and also at the option of the bank's Paris branch on the interest payment date in October 2007, or any interest payment date thereafter, subject to the prior consent of the Financial Services Authority.

The Limited Partner's profits share for each distribution period is calculated as i) the lower of a) the amount of interest received by the Limited Partnership in respect of the Subordinated Loan 2012 and b) the profit of the Limited Partnership available for that distribution period, and ii) the lower of a) €69,750,000 and b) the profit of the Limited Partnership available for that distribution period less amounts paid under i).

There are limitations on the payment of the Limited Partner's profit share if the bank is prohibited under UK banking regulations or other requirements from paying distributions on its Parity Obligations, or if the bank has insufficient distributable reserves.

The Limited Partnership will only be dissolved upon the occurrence of i) the redemption of the Subordinated Notes, provided certain redemption conditions are satisfied, or ii) the passing of a resolution for the winding-up of the bank. The return of capital contribution to which the Limited Partner is entitled in respect of its €900 million capital contribution shall not exceed the amount per security that would have been paid as the liquidating distribution from the assets of the bank had the Limited Partner's interest in the Limited Partnership been substituted by the Substitute Securities (see below).

If i) the total capital ratio of the bank or the group, on a consolidated basis, has fallen below the regulatory minimum ratio required, or ii) in view of the bank's deteriorating financial condition, the bank's Board of Directors expect i) to occur in the near term, then the Limited Partner's interest in the Limited Partnership, in respect of its first €900 million capital contribution, shall be substituted with fully paid ordinary shares issued by the bank ('Substitute Securities') and, as to the remainder, with an appropriate portion of the Subordinated Loan 2012.

32 Called up share capital

At 31 December 1999, 2000 and 2001	Non-cumulative preference shares of £1 each	Non-cumulative preference shares of US$0.01 each	Ordinary shares of £1 each	Total
	£m	£m	£m	£m
Authorised share capital	150	1	1,000	1,151
Issued, allotted and fully paid share capital	—	—	797	797

The issued, allotted and fully paid share capital of the bank comprises 796,903,210 ordinary shares of nominal value £1 each; 4,000,000 Second US$ non-cumulative preference shares of nominal value US$0.01 each; 33,000,000 Third US$ non-cumulative preference shares of nominal value US$0.01 each; and one preferred ordinary share of nominal value £1.

The bank issued the following ordinary shares of nominal value £1 each to HSBC Holdings plc during the year:

	Ordinary shares of £1 each	Share premium
	£	£
30 March 2001	1	274,999,999
11 April 2001	1	654,942,891

The issue of shares was in respect of the acquisition of Banque Hervet and HSBC Investment Bank Asia Limited.

In the event of a winding-up, US$ preference shareholders would receive, in priority to the ordinary shareholders of the bank, repayment of US$20 per share for Series 1 Second preference shares, US$5 per share for Series 2 Second preference shares and US$25 per share for Third preference shares, plus an amount equal to any dividends declared but unpaid in respect of the previous dividend for the period and any accrued and unpaid dividends for the period to the date of the commencement of winding-up. With the exception of the above, the preference shares do not carry any right to participate in any surplus of assets on a winding-up.

Holders of Series 1 and Series 2 Second preference shares and Third preference shares are not entitled to vote at general meetings of the shareholders, except in certain limited circumstances, such as the variation of the rights attaching to those shares, or in the event of a reduction of the preference share capital. In addition, Series 1 Second preference shareholders and Third preference shareholders are entitled to vote at general meetings of the shareholders if any resolution is proposed for a winding-up or sale of the whole business of the bank, or in the event of a failure to pay in full the dividend payable on the Series 1 Second preference shares or Third preference shares for the most recent dividend period.

The Series 1 and Series 2 Second preference shares were redeemable at the option of the bank, on or after 7 February 2002, at a redemption price of US$20 per Series 1 and US$5 per Series 2 Second preference share.

On 25 July 2001, the bank redeemed its Series B1 and B2 preference shares at a redemption price of US$20 per Series B1 and US$5 per Series B2 preference share. A special dividend was paid on the redemption of Series B2 preference shares of US$1.026 per share. Also on 25 July 2001, the bank redeemed its Series D1 and D2 preference shares at a redemption price of US$20 per Series D1 and US$5 per Series D2 preference share.

32 Called up share capital *(continued)*

On 25 July 2001, the bank issued 15,000,000 Third preference shares to HSBC Holdings plc at an issue price of US$25 per share, where the nominal value was US$0.01 and the premium on issue was US$24.99 per share. The shares are redeemable at the option of the bank, on or after 26 July 2006, at a redemption price of US$25 per share. A dividend is payable annually on 31 October at a rate of 7.5 per cent per annum, with the first dividend payable on 31 October 2002.

On 29 October 2001, the bank redeemed its Series A1 and A2 preference shares at a redemption price of US$20 per Series A1 and US$5 per Series A2 preference share. A special dividend was paid on the redemption of Series A2 preference shares of US$0.444 per share. Also on 29 October 2001, the bank redeemed its Series C1 and C2 preference shares at a redemption price of US$20 per Series C1 and US$5 per Series C2 preference share. A special dividend was paid on the redemption of Series C2 preference shares of US$0.913 per share.

On 29 October 2001, the bank issued a further 18,000,000 Third preference shares to HSBC Holdings plc at an issue price of US$25 per share, where the nominal value was US$0.01 and the premium on issue was US$24.99 per share. The shares are redeemable at the option of the bank, on or after 30 October 2006, at a redemption price of US$25 per share. A dividend is payable annually on 31 October at a rate of 7.5 per cent per annum, with the first dividend payable on 31 October 2002.

33 Reserves

	group			*bank*		*Joint ventures and associates*	
	2001 £m	2000 £m	1999 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Share premium account							
At 1 January	**11,063**	1,986	1,973	**11,063**	1,986	**—**	—
New share capital subscribed	**1,503**	9,033	—	**1,503**	9,033	**—**	—
Share capital redeemed	**(573)**	—	—	**(573)**	—	**—**	—
Exchange movements	**16**	44	13	**16**	44	**—**	—
At 31 December	**12,009**	11,063	1,986	**12,009**	11,063	**—**	—
Revaluation reserves							
At 1 January	**104**	77	51	**996**	267	**—**	—
Realisation on disposal of properties	**—**	(1)	(3)	**—**	—	**—**	—
Unrealised surplus on revaluation of freehold and long leasehold properties	**64**	28	29	**17**	17	**—**	—
Net (decrease)/increase in attributable net assets of subsidiary and associates	**—**	—	—	**(325)**	709	**—**	—
Realisation on disposal of subsidiary and associates	**—**	—	—	**80**	3	**—**	—
Exchange movements	**(2)**	—	—	**—**	—	**—**	—
At 31 December	**166**	104	77	**768**	996	**—**	—
Profit and loss account							
At 1 January	**2,720**	2,008	1,959	**1,828**	1,818	**(74)**	(40)
Retained profit/(loss) for the year	**78**	145	54	**310**	(2)	**20**	(36)
Goodwill written back on disposals	**—**	2	—	**—**	—	**—**	—
Realisation on disposal of properties	**—**	1	3	**—**	—	**—**	—
Realisation on disposal of subsidiary and associates	**—**	—	—	**(80)**	(3)	**80**	—
Exchange and other movements	**(140)**	564	(8)	**(2)**	15	**—**	2
At 31 December	**2,658**	2,720	2,008	**2,056**	1,828	**26**	(74)

33 Reserves *(continued)*

Cumulative goodwill amounting to £84 million (2000: £84 million; 1999: £86 million) has been charged against reserves in respect of acquisitions prior to 1 January 1998.

The reserves of the bank include distributable reserves of £2,041 million (2000: £1,813 million; 1999: £1,804 million).

Some of the group's banking subsidiary undertakings operate under local regulatory jurisdictions which could potentially restrict the amount of reserves that can be remitted to the bank in order to maintain local regulatory capital ratios.

Advantage has been taken of the exemptions applicable to Inland Revenue approved SAYE share option schemes and equivalent overseas schemes under Urgent Issues Task Force Abstract 17 (revised 2000) 'Employee share schemes'.

34 Analysis of total assets and total liabilities

a *Assets subject to sale and repurchase transactions*

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Total assets subject to sale and repurchase transactions	**4,796**	2,151	**2,281**	1,425

b *Assets leased to customers*

Amounts relating to assets leased to customers are included under the following balance sheet headings:

	2001	2000
	£m	£m
Finance leases		
— loans and advances to banks	**—**	7
— loans and advances to customers	**2,311**	1,720
Hire purchase agreements		
— loans and advances to customers	**818**	769
Tangible fixed assets		
— equipment on operating leases	**1,837**	1,823
	4,966	4,319

The cost of assets acquired during 2001 for letting under finance leases and hire purchase contracts by the group amounted to £611 million (2000: £291 million) and £427 million (2000: £413 million), respectively.

c *Assets charged as security for liabilities*

Assets have been pledged as security for liabilities included under the following headings:

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Deposits by banks	**171**	150	**171**	150
Customer accounts	**75**	118	**75**	98
Debt securities in issue	**152**	563	**106**	519
	398	831	**352**	767

34 Analysis of total assets and total liabilities *(continued)*

The total assets pledged to secure the above liabilities are as follows:

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Assets pledged to secure liabilities	**9,869**	6,045	**9,407**	5,553

The above amounts are mainly made up of items included in 'Debt securities' of £9,253 million (2000: £5,012 million) for the group and £8,861 million (2000: £4,661 million) for the bank.

35 Financial instruments

a *Derivatives*

Off-balance-sheet financial instruments, commonly referred to as derivatives, are contracts the characteristics of which are derived from those of the underlying assets, interest and exchange rates or indices. They include futures, forwards, swap and options transactions in the foreign exchange, interest rate and equity markets. Transactions are negotiated directly with customers, with the group acting as a counterparty, or can be dealt through exchanges.

Users of derivatives typically want to convert an unwanted risk generated by their business to a more acceptable risk, or cash. Derivatives provide an effective tool for companies to manage the financial risks associated with their business and, as a consequence, there has been a significant growth in derivatives transactions in recent years.

The group acts as an intermediary between a broad range of users, structuring deals to produce risk management products to suit individual customer needs. As a result, the group can accumulate significant open positions in derivatives portfolios. These positions are managed constantly to ensure that they are within acceptable risk levels, with offsetting deals being undertaken to achieve this where necessary. As well as acting as a dealer, the group also uses derivatives (principally interest rate swaps) in the management of its own asset and liability portfolios and structural positions.

Derivative instruments are subject to both market risk and credit risk.

The market risk associated with derivatives can be significant since large positions can be accumulated with a substantially smaller initial outlay than required in cash markets. Recognising this, only certain branches and offices within major subsidiaries with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. The management of market risk arising from derivatives business is monitored by Traded Markets Development and Risk, in combination with market risks arising from on-balance-sheet instruments (Note 37).

Unlike assets recorded on the balance sheet, where the credit risk is typically the full amount of the principal value, together with any unrealised interest accrued or mark-to-market gain (Note 12), the credit risk relative to a derivative is principally the replacement cost of any contract with a positive mark-to-market gain and an estimate for the potential future change in value, reflecting the volatilities affecting the contract. Credit risk on contracts having a negative mark-to-market value is restricted to the potential future change in value. Credit risk on derivatives is, therefore, small in relation to a comparable balance sheet risk. In addition, credit exposure with individual counterparties can be reduced by close-out netting agreements that allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. Such agreements are enforceable in the jurisdictions of the major market makers and the group has executed close-out netting agreements with the majority of its counterparties, notwithstanding the fact that the group deals only with the most creditworthy counterparties.

35 Financial instruments *(continued)*

a *Derivatives (continued)*

i Derivatives used for trading purposes

The following tables summarise the contract amount, replacement cost and mark-to-market values of third-party and internal trading derivatives by product type. The replacement cost shown is the positive mark-to-market value and represents the accounting loss the group would incur if the counterparty to a derivative contract failed to perform according to the terms of the contract and the collateral, if any, for the amount due proved to be of no value.

The notional or contractual amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Because all derivative instruments used for trading purposes are marked to market, carrying values are equal to mark-to-market values. Mark-to-market values are determined by reference to market rates prevailing on the date of valuation or by discounting future cash flows and include netted internal positions, except where otherwise indicated.

Netting is applied where a legal right of set-off exists. Mark-to-market assets and liabilities are presented gross, with allowable netting shown separately.

	2001		2000	
	Contract amount	*Replacement cost*[1]	*Contract amount*	*Replacement cost*[1]
	£m	**£m**	£m	£m
Spot and forward foreign exchange	**233,601**	**2,851**	219,974	4,126
Currency swaps, futures and options purchased	**59,819**	**1,519**	47,111	1,292
Currency options written	**24,282**	**—**	10,819	—
Other contracts	**1,281**	**13**	763	12
Total exchange rate contracts	**318,983**	**4,383**	278,667	5,430
Interest rate swaps	**501,954**	**5,806**	431,156	4,409
Interest rate futures, forward rate agreements, collars and options purchased	**176,371**	**481**	126,220	322
Interest rate options written	**24,291**	**—**	19,584	—
Total interest rate contracts	**702,616**	**6,287**	576,960	4,731
Equities, futures and options purchased	**10,759**	**743**	8,475	1,156
Equities options written	**8,773**	**—**	9,087	—
Total equities contracts	**19,532**	**743**	17,562	1,156
Netting		**(4,566)**		(4,147)
Total	**1,041,131**	**6,847**	873,189	7,170

[1] Third-party contracts only

35 Financial Instruments *(continued)*

a *Derivatives (continued)*

	2001	2000
	Mark-to-market values	*Mark-to-market values*
	£m	£m
Exchange rate		
— assets	**4,403**	5,457
— liabilities	**(4,295)**	(5,661)
Interest rate		
— assets	**6,310**	4,731
— liabilities	**(6,525)**	(4,936)
Equities		
— assets	**743**	1,156
— liabilities	**(645)**	(1,136)
Total		
— assets	**11,456**	11,344
— liabilities	**(11,465)**	(11,733)
Netting	**(4,566)**	(4,147)

Included in the above amounts is cash collateral meeting the offset criteria as follows:

	2001	2000
	£m	£m
Offset against assets	**168**	—
Offset against liabilities	**52**	10

ii Derivatives used for risk management purposes

The majority of the transactions undertaken for risk management purposes are between business units within the group, one of which is a trading desk, which may then lay off the resulting position by trading in the external market. Internal positions are integral to the group's asset and liability management and are included within analyses of non-trading positions in the tables on the following page.

The table on the following page summarises the contract amount and replacement cost of derivatives used for risk management purposes by product type. The replacement cost shown represents the accounting loss the group would incur if the counterparty to a derivative contract failed to perform according to the terms of the contract and the collateral, if any, for the amount due proved to be of no value.

35 Financial Instruments *(continued)*

a ***Derivatives (continued)***

	2001		2000	
	Contract amount	*Replacement cost*[1]	*Contract amount*	*Replacement cost*[1]
	£m	**£m**	£m	£m
Spot and forward foreign exchange	**9,278**	**—**	8,159	—
Currency swaps, futures and options purchased	**2,072**	**25**	1,843	34
Total exchange rate contracts	**11,350**	**25**	10,002	34
Interest rate swaps	**98,119**	**222**	79,576	114
Interest rate futures, forward rate agreement and options purchased	**3,151**	**2**	3,051	5
Total interest rate contracts	**101,270**	**224**	82,627	119

[1] Third-party contracts only

The table below summarises the carrying value and mark-to-market value of derivative contracts held for risk management purposes. Mark-to-market values for assets and liabilities arising from derivatives held for non-trading purposes are determined in the same way as those set out for trading derivatives above including internal positions.

	2001		2000	
	Carrying value	*Mark-to-market values*	*Carrying value*	*Mark-to-market values*
	£m	**£m**	£m	£m
Exchange rate				
— assets	**21**	**87**	57	76
— liabilities	**(27)**	**(46)**	(63)	(94)
Interest rate				
— assets	**591**	**1,642**	439	1,049
— liabilities	**(328)**	**(1,130)**	(294)	(789)

Notes on the Accounts (continued)

35 Financial Instruments *(continued)*

b *Other financial instruments*

i Financial instruments held for trading purposes

	2001	2000
	Mark-to-market values	*Mark-to-market values*
	£m	£m
Assets		
Treasury bills and other eligible bills	**15**	1,417
Loans and advances to banks and customers	**11,328**	8,009
Debt securities	**22,683**	14,747
Equity shares	**823**	444
	34,849	24,617
Liabilities		
Short positions in securities	**4,562**	3,892
Debt securities in issue	**113**	116
Deposits by banks and customer accounts	**8,889**	6,154
	13,564	10,162

The net trading assets above are funded by liabilities whose fair value is not materially different from their carrying value.

ii Financial instruments not held for trading purposes and for which a liquid and active market exists

	2001		2000	
	Carrying value	*Mark-to-market values*	*Carrying value*	*Mark-to-market values*
	£m	£m	£m	£m
Assets				
Treasury bills and other eligible bills	**2,922**	**2,929**	4,282	4,254
Debt securities	**19,194**	**19,328**	19,438	19,544
Equity shares	**1,464**	**1,549**	1,524	1,622
	23,580	**23,806**	25,244	25,420
Liabilities				
Debt securities in issue	**8,461**	**8,467**	9,191	9,201
Subordinated liabilities	**4,435**	**4,409**	5,212	5,113
Preference shares	**—**	**—**	583	583
	12,896	**12,876**	14,986	14,897

Where possible, mark-to-market values have been estimated using market prices for these financial instruments. Where market prices are not available, values have been estimated using quoted prices for financial instruments with similar characteristics, or otherwise using a suitable valuation technique where practicable to do so.

35 Financial Instruments *(continued)*

b *Other financial instruments (continued)*

The valuation techniques used are:

— *Treasury bills and other eligible bills*

The mark-to-market value approximates to carrying value because these are mainly short-term in maturity with a carrying value not materially different from mark-to-market value.

— *Loans and advances to banks and customers*

For variable rate loans and advances with no significant change in credit risk, the carrying value is considered to represent mark-to-market value. The mark-to-market values of other loans and advances are estimated by discounting future cash flows using market interest rates.

— *Debt securities and equity shares*

Listed securities are valued at middle-market prices and unlisted securities at management's valuation, which takes into consideration future earnings streams, valuations of equivalent quoted securities and other relevant techniques.

— *Debt securities in issue, short positions in securities, subordinated liabilities and preference shares*

Mark-to-market values are estimated using quoted market prices at the balance sheet date.

— *Deposits by banks and customer accounts*

Deposits by banks and customer accounts that mature or reprice after six months are grouped by residual maturity. Fair value is estimated using discounted cash flows, applying either market rates, where applicable, or current rates offered for deposits of similar repricing maturities.

---

c *Gains and losses on hedges*

Gains and losses on instruments used for hedging are recognised in line with the underlying items that are being hedged. The unrecognised gains on instruments used for hedging as at 31 December 2001 were £1,580 million (2000: £684 million) and the unrecognised losses were £1,283 million (2000: £581 million).

Unrecognised gains of £517 million and unrecognised losses of £418 million are expected to be recognised in 2002.

Of the gains and losses included in the profit and loss account in 2001, £252 million gains and £226 million losses were unrecognised at 1 January 2001.

---

d *Liquidity management*

The group's liquidity management process is described in the 'Financial Review' section on pages 40 to 41.

Notes on the Accounts (continued)

36 Memorandum items and foreign exchange rate, interest rate and equities contracts

a *Contingent liabilities and commitments*

	2001			2000		
	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
	£m	**£m**	**£m**	£m	£m	£m
group						
Contingent liabilities						
Acceptances and endorsements	**846**	**638**	**610**	1,378	916	895
Guarantees and assets pledged as collateral security						
— guarantees and irrevocable letters of credit	**13,379**	**9,651**	**7,821**	11,357	8,230	6,458
— other	**3**	**3**	**2**	5	5	4
	14,228	**10,292**	**8,433**	12,740	9,151	7,357
Commitments						
Documentary credits and short-term trade-related transactions	**1,403**	**690**	**298**	1,498	798	362
Forward asset purchases and forward forward deposits placed	**57**	**57**	**48**	167	167	153
Undrawn note issuance and revolving underwriting facilities	**157**	**78**	**78**	110	55	55
Undrawn formal standby facilities, credit lines and other commitments to lend						
— over 1 year	**12,592**	**6,296**	**5,500**	13,020	6,510	5,588
— 1 year or less	**36,468**	**—**	**—**	29,193	—	—
	50,677	**7,121**	**5,924**	43,988	7,530	6,158

	2001	2000
	£m	£m
Incurred on behalf of parent and fellow subsidiary undertakings (contract amount)		
— contingent liabilities	**145**	40
— commitments	**—**	—

36 Memorandum items and foreign exchange rate, interest rate and equities contracts *(continued)*

a *Contingent liabilities and commitments (continued)*

	2001			2000		
	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
	£m	**£m**	**£m**	£m	£m	£m
bank						
Contingent liabilities						
Acceptances and endorsements	**810**	**601**	**577**	788	755	754
Guarantees and assets pledged as collateral security						
— guarantees and irrevocable letters of credit	**7,514**	**5,868**	**4,624**	8,745	4,775	3,632
	8,324	**6,469**	**5,201**	9,533	5,530	4,386
Commitments						
Documentary credits and short-term trade-related transactions	**1,282**	**652**	**270**	1,340	712	279
Forward asset purchases and forward forward deposits placed	**22**	**22**	**18**	67	67	62
Undrawn formal standby facilities, credit lines and other commitments to lend						
— over 1 year	**9,159**	**4,580**	**3,957**	9,859	4,930	4,286
— 1 year or less	**34,803**	**—**	**—**	28,476	—	—
	45,266	**5,254**	**4,245**	39,742	5,709	4,627

	2001 £m	2000 £m
Incurred on behalf of subsidiary undertakings (contract amount)		
— contingent liabilities	**99**	2,408
Incurred on behalf of parent and fellow subsidiary undertakings (contract amount)		
— contingent liabilities	**58**	40
— commitments	**—**	—

The preceding tables give the nominal principal amounts, credit equivalent amounts and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Financial Services Authority's guidelines, which implement the Basel Capital Accord on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

Contingent liabilities and commitments are credit-related instruments that include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

36 Memorandum items and foreign exchange rate, interest rate and equities contracts *(continued)*

b *Concentrations of contingent liabilities and commitments*

The group has the following concentration of exposure to contingent liabilities and commitments, based on the location of the office recording the transaction:

	United Kingdom	*Continental Europe*	*Rest of the world*	*Total*
	£m	£m	£m	£m
Contract amounts				
Contingent liabilities				
2001	**7,092**	**6,863**	**273**	**14,228**
2000	6,181	6,342	217	12,740
Commitments				
2001	**42,449**	**6,220**	**2,008**	**50,677**
2000	37,866	5,513	609	43,988

37 Market risk management

The group's market risk management process is discussed in the 'Financial Review' on page 36 from the paragraph under the heading 'Market risk' to the paragraph ended 'impact of extreme events on the market risk exposures of the group'.

a *Trading Value at Risk (VAR)*

VAR is a technique that estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence.

Trading VAR for 2001 is set out below:

	At 31 December	*Minimum during the year*	*Maximum during the year*	*Average for the year*
	£m	£m	£m	£m
Total trading activities	**27.5**	**13.5**	**59.4**	**22.4**
Foreign exchange trading positions	**6.9**	**3.2**	**12.6**	**6.9**
Interest rate trading positions	**25.0**	**11.2**	**53.3**	**19.5**
Equities trading positions	**2.3**	**0.7**	**6.9**	**2.4**

Trading VAR for 2000 is set out below:

	At 31 December	*Minimum during the year*	*Maximum during the year*	*Average for the year*
	£m	£m	£m	£m
Total trading activities	13.7	6.9	20.1	12.2
Foreign exchange trading positions	4.1	1.9	10.3	5.2
Interest rate trading positions	12.9	5.9	19.6	10.8
Equities trading positions	0.5	0.5	10.3	2.2

37 Market risk management *(continued)*

a *Trading Value at Risk (VAR)(continued)*

The VAR noted for foreign exchange positions excludes structural foreign currency exposures, since related gains or losses are taken through reserves.

b *Interest rate sensitivity gap table*

In accordance with FRS 13, 'Derivatives and Other Financial Instruments', the table below discloses the mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rate on a contractual basis, or, if earlier, the dates on which the instruments mature. Actual reset dates may differ from contractual dates owing to prepayments and the exercise of options. In addition, contractual terms may not be representative of the behaviour of assets and liabilities. For these reasons, the group manages its interest rate risk on a different basis from that presented below, taking into account behavioural characteristics of the relevant assets and liabilities.

	Not more than three months	*More than three months but not more than six months*	*More than six months but not more than one year*	*More than one year but not more than five years*	*More than five years*	*Non-interest bearing*	*Trading book*	*Total*
2001	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Assets								
Treasury bills and other eligible bills	2,406	437	64	15	—	—	15	2,937
Loans and advances to banks	20,967	1,526	899	260	155	1,036	7,488	32,331
Loans and advances to customers	59,877	6,538	4,604	9,402	3,191	1,549	3,840	89,001
Debt securities and equity shares	8,122	623	880	5,599	3,575	1,859	23,506	44,164
Other assets	948	—	—	—	—	25,662	7,293	33,903
Internal funding of the trading book	14,489	2,408	1,666	2,711	42	128	(21,444)	—
Total assets	106,809	11,532	8,113	17,987	6,963	30,234	20,698	202,336
Liabilities								
Deposits by banks	21,015	978	423	244	181	1,631	4,307	28,779
Customer accounts	93,206	1,755	901	641	354	17,447	4,582	118,886
Debt securities in issue	4,854	706	357	2,326	218	—	113	8,574
Other liabilities	51	—	—	148	11	12,722	11,696	24,628
Loan capital and other subordinated liabilities	1,363	471	193	934	1,474	—	—	4,435
Minority interests and shareholders' funds	—	—	—	—	—	17,034	—	17,034
Total liabilities	120,489	3,910	1,874	4,293	2,238	48,834	20,698	202,336
Net on-balance-sheet items	(13,680)	7,622	6,239	13,694	4,725	(18,600)	—	—
Off-balance-sheet items	(9,398)	1,029	1,338	7,640	(609)	—	—	—
Interest rate sensitivity gap	(23,078)	8,651	7,577	21,334	4,116	(18,600)	—	—
Cumulative interest rate sensitivity gap	(23,078)	(14,427)	(6,850)	14,484	18,600	—	—	—

Notes on the Accounts (continued)

37 Market risk management *(continued)*

b *Interest rate sensitivity gap table (continued)*

2000	*Not more than three months*	*More than three months but not more than six months*	*More than six months but not more than one year*	*More than one year but not more than five years*	*More than five years*	*Non-interest bearing*	*Trading book*	*Total*
	£m	£m	£m	£m	£m	£m	£m	£m
Assets								
Treasury bills and other eligible bills	2,869	802	512	93	6	—	1,417	5,699
Loans and advances to banks	20,649	1,246	818	283	65	1,824	4,936	29,821
Loans and advances to customers	51,913	4,934	4,194	10,302	2,288	3,817	3,073	80,521
Debt securities and equity shares	8,871	684	3,160	3,025	3,699	1,523	15,191	36,153
Other assets	—	—	—	—	—	25,525	7,484	33,009
Internal funding of the trading book	14,227	—	—	—	—	—	(14,227)	—
Total assets	98,529	7,666	8,684	13,703	6,058	32,689	17,874	185,203
Liabilities								
Deposits by banks	21,501	1,294	710	321	2	2,155	3,158	29,141
Customer accounts	79,394	1,389	943	769	356	16,341	2,996	102,188
Debt securities in issue	7,042	662	723	615	149	—	116	9,307
Other liabilities	27	—	—	107	69	12,142	11,604	23,949
Loan capital and other subordinated liabilities	1,384	965	—	749	2,114	—	—	5,212
Minority interests and shareholders' funds	—	—	—	—	—	15,406	—	15,406
Total liabilities	109,348	4,310	2,376	2,561	2,690	46,044	17,874	185,203
Net on-balance-sheet items	(10,819)	3,356	6,308	11,142	3,368	(13,355)	—	—
Off-balance-sheet items	(3,498)	(449)	482	3,162	303	—	—	—
Interest rate sensitivity gap	(14,317)	2,907	6,790	14,304	3,671	(13,355)	—	—
Cumulative interest rate sensitivity gap	(14,317)	(11,410)	(4,620)	9,684	13,355	—	—	—

A positive interest rate sensitivity gap exists where more assets than liabilities re-price during a given period. Although a positive gap position tends to benefit net interest income in a rising interest rate environment, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted date and variations in interest rates within re-pricing periods and among currencies. Similarly, a negative interest rate sensitivity gap exists where more liabilities than assets re-price during a given period. In this case, a negative gap position tends to benefit net interest income in a declining interest rate environment, but again the actual effect will depend on the same factors as for positive interest rate gaps, as described above.

37 Market risk management *(continued)*

c *Assets and liabilities denominated in foreign currency*

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Denominated in sterling	**90,301**	79,382	**85,054**	81,210
Denominated in currencies other than sterling	**112,035**	105,821	**47,628**	39,155
Total assets	**202,336**	185,203	**132,682**	120,365
Denominated in sterling	**91,186**	81,166	**84,545**	81,147
Denominated in currencies other than sterling	**111,150**	104,037	**48,137**	39,218
Total liabilities	**202,336**	185,203	**132,682**	120,365

d *Structural currency exposures*

The group's management of structural foreign currency exposures is disclosed in the 'Financial Review' on page 38.

The group's structural currency exposures as at the year-end were as follows:

2001

Functional currency of the operation involved	*Net investments in operations*	*Borrowing taken out in the functional currencies of operations in order to hedge the net investment in such operations*	*Remaining structural currency exposures*
	£m	**£m**	**£m**
Euro	**8,859**	**1,161**	**7,698**
US dollars	**1,545**	**620**	**925**
Swiss francs	**832**	**369**	**463**
Hong Kong dollars	**582**	—	**582**
Turkish lira	**273**	—	**273**
Maltese liri	**106**	—	**106**
Other	**47**	—	**47**
Total	**12,244**	**2,150**	**10,094**

2000

Functional currency of the operation involved	*Net investments in operations*	*Borrowing taken out in the functional currencies of operations in order to hedge the net investment in such operations*	*Remaining structural currency exposures*
	£m	£m	£m
Euro	9,293	1,184	8,109
US dollars	1,498	602	896
Swiss francs	510	89	421
Maltese liri	97	—	97
Other	211	7	204
Total	11,609	1,882	9,727

38 Notes to the statement of consolidated cash flows

a *Reconciliation of operating profit to net cash flow from operating activities*

	2001 £m	2000 £m	1999 £m
Operating profit	**2,028**	2,016	1,736
Change in prepayments and accrued income	**115**	(398)	76
Change in accruals and deferred income	**(704)**	363	(89)
Interest on finance leases and similar hire-purchase contracts	**12**	11	12
Interest on subordinated loan capital	**316**	287	238
Depreciation and amortisation	**897**	480	316
Amortisation of discounts and premiums	**(79)**	(25)	118
Provisions for bad and doubtful debts	**308**	244	281
Loans written off net of recoveries	**(262)**	(227)	(171)
Provisions for liabilities and charges	**152**	84	136
Provisions utilised	**(167)**	(102)	(79)
Amounts written off fixed asset investments	**29**	—	3
Net cash inflow from trading activities	**2,645**	2,733	2,577
Change in items in the course of collection from other banks	**261**	68	267
Change in treasury bills and other eligible bills	**1,406**	145	(1,439)
Change in loans and advances to banks	**2,999**	(2,091)	255
Change in loans and advances to customers	**(6,660)**	(4,932)	(4,153)
Change in other securities	**(7,730)**	(2,839)	7,521
Change in other assets	**(540)**	(449)	2,556
Change in deposits by banks	**(1,408)**	(2,051)	(171)
Change in customer accounts	**11,166**	11,906	4,111
Change in items in the course of transmission to other banks	**(94)**	(150)	(77)
Change in debt securities in issue	**(940)**	(68)	(1,094)
Change in other liabilities	**666**	405	(3,008)
Elimination of exchange differences and other non-cash movements	**22**	10	(48)
Net cash inflow from operating activities	**1,793**	2,687	7,297

b *Changes in financing during the year*

	Share capital (including share premium)			*Subordinated loan capital*		
	2001 £m	2000 £m	1999 £m	**2001 £m**	2000 £m	1999 £m
Balance at 1 January	**11,860**	2,783	2,770	**5,212**	3,373	3,380
Issued during the year	**1,503**	9,033	—	**359**	1,077	238
Repaid during the year	**(573)**	—	—	**(1,209)**	(149)	(295)
Net cash inflow/(outflow) from financing	**930**	9,033	—	**(850)**	928	(57)
Acquisition of subsidiary undertakings	—	—	—	**17**	714	29
Exchange and other movements	**16**	44	13	**56**	197	21
Balance at 31 December	**12,806**	11,860	2,783	**4,435**	5,212	3,373

38 Notes to the statement of consolidated cash flows *(continued)*

c *Changes in cash during the year*

	2001 £m	2000 £m	1999 £m
Balance at 1 January	**6,630**	4,829	3,233
Net cash inflow before the effect of foreign exchange and other movements	**1,160**	1,735	1,598
Effect of foreign exchange movements	**(20)**	66	(2)
Balance at 31 December	**7,770**	6,630	4,829

d *Analysis of the balances of cash as classified in the consolidated balance sheet*

	2001 £m	2000 £m	1999 £m
Cash and balances at central banks	**1,617**	1,626	1,306
Loans and advances to banks repayable on demand	**6,153**	5,004	3,523
	7,770	6,630	4,829

39 Litigation

The bank and certain subsidiary undertakings are named in, and are defending, legal actions in various jurisdictions arising from their normal business. No material adverse impact on the financial position of the group is expected to arise from these proceedings.

40 Capital commitments

	group		*bank*	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Expenditure contracted for	**327**	339	**128**	128

Notes on the Accounts (continued)

41 Lease commitments

At 31 December 2001, the group was committed to various non-cancellable operating leases, which require aggregate future rental payments as follows:

	Leasehold land and buildings
	£m
Payable within 1 year	**99**
1 to 2 years	**92**
2 to 3 years	**88**
3 to 4 years	**84**
4 to 5 years	**80**
Over 5 years	**665**
	1,108

At the year-end, annual commitments under non-cancellable operating leases were:

	group		*bank*	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Leasehold land and buildings				
Operating leases which expire				
— within 1 year	**4**	2	**2**	1
— 1 to 5 years	**18**	16	**11**	11
— over 5 years	**77**	59	**72**	66
	99	77	**85**	78

42 Segmental analysis

As the group is not required to disclose turnover, no segmental analysis of turnover is included. Turnover of non-banking businesses is included in other operating income on page 141. The allocation of earnings reflects the benefit of shareholders' funds to the extent that these costs are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made.

a *By geographical region*

In the analysis set out on page 141, net assets include an appropriate amount of shareholders' funds, based on the proportion of risk-weighted assets in each segment. Geographical information has been classified by the location of the principal operations of the subsidiary undertaking or, in the case of the bank, by the location of the branch responsible for reporting the results or for advancing the funds.

42 Segmental analysis *(continued)*

a *By geographical region (continued)*

		International			
	Domestic	*United Kingdom*	*Continental Europe*	*Rest of the world*	*Total*
2001	**£m**	**£m**	**£m**	**£m**	**£m**
Gross income					
Interest receivable	**5,516**	**404**	**3,238**	**325**	**9,483**
Dividend income	**7**	**2**	**24**	**—**	**33**
Fees and commissions receivable	**1,909**	**57**	**813**	**27**	**2,806**
Dealing profits	**240**	**(3)**	**177**	**28**	**442**
Other operating income	**525**	**12**	**61**	**28**	**626**
Total gross income	**8,197**	**472**	**4,313**	**408**	**13,390**
Profit on ordinary activities before tax	**1,974**	**190**	**36**	**90**	**2,290**
Attributable profit	**1,542**	**176**	**(162)**	**85**	**1,641**
Net assets	**9,687**	**375**	**5,423**	**145**	**15,630**
Total assets	**106,797**	**8,059**	**80,389**	**7,091**	**202,336**
2000	£m	£m	£m	£m	£m
Gross income					
Interest receivable	5,838	405	1,437	119	7,799
Dividend income	1	—	4	1	6
Fees and commissions receivable	1,882	52	294	14	2,242
Dealing profits	273	1	61	19	354
Other operating income	452	3	50	1	506
Total gross income	8,446	461	1,846	154	10,907
Profit on ordinary activities before tax	1,693	82	254	17	2,046
Attributable profit	1,137	89	101	18	1,345
Net assets	5,048	803	8,550	283	14,684
Total assets	100,472	8,498	73,523	2,710	185,203
1999	£m	£m	£m	£m	£m
Gross income					
Interest receivable	5,088	111	298	156	5,653
Dividend income	1	—	1	—	2
Fees and commissions receivable	1,735	28	78	10	1,851
Dealing profits	170	—	19	12	201
Other operating income	444	—	10	1	455
Total gross income	7,438	139	406	179	8,162
Profit on ordinary activities before tax	1,364	140	152	68	1,724
Attributable profit	901	121	112	67	1,201
Net assets	4,435	27	270	136	4,868
Total assets	96,978	1,881	5,642	1,967	106,468

Notes on the Accounts (continued)

42 Segmental analysis *(continued)*

b *By class of business*

	2001 £m	2000 £m
Profit on ordinary activities before tax		
UK Personal Banking	**606**	373
UK Commercial Banking	**563**	608
UK Corporate Banking	**494**	427
International Banking	**193**	288
Treasury and Capital Markets	**338**	235
Crédit Commercial de France	**371**	36
HSBC Republic	**185**	195
Amortisation of goodwill	**(460)**	(116)
	2,290	2,046
Net assets		
UK Personal Banking	**1,224**	1,069
UK Commercial Banking	**1,030**	1,126
UK Corporate Banking	**1,393**	1,487
International Banking	**630**	557
Treasury and Capital Markets	**614**	664
Crédit Commercial de France	**7,405**	7,183
HSBC Republic	**3,334**	2,598
	15,630	14,684
Total assets		
UK Personal Banking	**30,724**	26,621
UK Commercial Banking	**17,752**	18,289
UK Corporate Banking	**19,276**	19,279
International Banking	**12,670**	11,752
Treasury and Capital Markets	**47,037**	38,746
Crédit Commercial de France	**47,109**	51,905
HSBC Republic	**27,768**	18,611
	202,336	185,203

As the group is not required to disclose turnover, no segmental analysis of turnover is included. The classes of business have been redefined from those used previously to reflect line of business reporting. Certain central income and expenses previously reported in UK Banking have been allocated to International Banking and Treasury and Capital Markets.

The amortisation of goodwill includes £304 million (2000: £49 million) in respect of the bank's acquisition of Crédit Commercial de France and £147 million (2000: £62 million) in respect of the acquisition of HSBC Republic.

43 Related party transactions

a *Transactions, arrangements and agreements involving Directors and others*

Particulars of transactions, arrangements and agreements entered into by subsidiary undertakings of the bank with Directors and connected persons and companies controlled by them and with officers of the bank disclosed pursuant to section 232 of the Companies Act 1985 are as follows:

	2001		2000	
	Number	*£000*	*Number*	*£000*
Directors and connected persons and companies controlled by them:				
Loans and credit card transactions (including £42,000 in credit card transactions (2000: £44,000))	**14**	**89,014**	13	6,621
Officers:				
Loans and credit card transactions (including £106,000 in credit card transactions (2000: £79,000))	**26**	**4,378**	26	2,881

b *Joint ventures and associates*

Information relating to joint ventures and associates can be found in the Notes on the Accounts, where the following are disclosed:

— Note 14: amounts due from joint ventures and associates

— Note 19: interests in joint ventures

— Note 20: interests in associates

— Note 26: amounts due to joint ventures and associates

c *Transactions with other related parties of the group*

Pension funds

At 31 December 2001, the HSBC Bank (UK) Pension Scheme had deposits of £180 million with the bank.

Notes on the Accounts (continued)

44 Differences between UK and US GAAP

The consolidated financial statements of the group are prepared in accordance with UK generally accepted accounting principles ('GAAP'), which differ in certain significant respects from US GAAP. The following is a summary of the significant differences applicable to the group:

UK GAAP	US GAAP
Leasing	
Finance lease income is recognised so as to give a constant rate of return on the net cash investment in the lease, taking into account tax payments and receipts associated with the lease.	Unearned income on finance leases is taken to income at a rate calculated to give a constant rate of return on the investment in the lease, but no account is taken of the tax flows generated by the lease.
Leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.	Leases are classified as capital leases when any of the criteria outlined under Statement of Financial Accounting Standard ('SFAS') No. 13, 'Accounting for Leases' are met.
Operating leased assets are depreciated over their useful lives such that, for each asset, rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset. Rentals receivable under operating leases are accounted for on a straight-line basis over the lease term.	Operating leased assets are depreciated such that in each period the depreciation charge is at least equal to that which would have arisen on a straight-line basis.
Debt swaps	
Assets acquired in exchange for other advances in order to achieve an orderly realisation are reported as advances. The assets acquired are recorded at the carrying value of the advances disposed of at the date of the exchange, with any provision having been duly updated. Any subsequent deterioration in their value will be recorded as an additional provision.	Under SFAS No. 15, 'Accounting by Debtors and Creditors for Troubled Debt Restructurings', debt securities and equity shares acquired in exchange for advances in order to achieve an orderly realisation are required to be accounted for at their fair value, usually their secondary market value, at the date of exchange. Under SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities', certain of these debt swaps qualify as securities and accordingly are classified as available-for-sale.
Shareholders' interest in the long-term assurance fund	
The shareholders' interest in the in-force life assurance and fund pensions policies of the long-term assurance fund is valued at the net present value of the profits inherent in such policies.	The net present value of these profits is not recognised. An adjustment is made to amortise acquisition costs and fees in accordance with SFAS No. 97, 'Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments'.
This value includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries and are included in 'Other assets'.	

44 Differences between UK and US GAAP *(continued)*

UK GAAP	US GAAP
Pension costs	
Pension costs, based on actuarial assumptions and methods, are charged so as to allocate the cost of providing benefits over the average remaining service lives of employees.	SFAS No. 87, 'Employers' Accounting for Pensions' prescribes a similar method of actuarial valuation but requires assets to be assessed at fair value and the assessment of liabilities to be based on current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.
Share compensation schemes	
For executive share option schemes, such options are granted at fair value and no compensation costs are recognised under the 'intrinsic value method'. For Save-As-You-Earn schemes, employees are granted shares at a 20 per cent (15 per cent until 31 December 2000) discount to fair value at the date of grant. No compensation cost is recognised for such awards. For longer term and other restricted share award schemes, the fair value of the shares awarded is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not, the compensation cost is adjusted in line with this.	SFAS No. 123, 'Accounting for Stock-Based Compensation' encourages a fair value based method of accounting for stock-based compensation plans. Under the fair value method, compensation cost is measured at the date of grant based on the value of the award and is recognised over the service period, which is usually the vesting period.
Costs of software for internal use	
The group generally expenses costs of software developed for internal use. However, if it can be demonstrated that conditions for capitalisation are met under FRS 10, 'Goodwill and intangible assets' or FRS 15, 'Tangible fixed assets', the software should be capitalised as part of the cost of related hardware and amortised over its useful life.	The American Institute of Certified Public Accountants' ('AICPA') Statement of Position ('SOP') 98-1, 'Accounting for the costs of computer software developed or obtained for internal use' requires that all costs incurred in the preliminary project and post implementation stages of internal software development be expensed. Costs incurred in the application development stage must be capitalised and amortised over the estimated useful life.

Notes on the Accounts (continued)

44 Differences between UK and US GAAP *(continued)*

UK GAAP

Goodwill

For acquisitions prior to 1998, goodwill arising on the acquisition of subsidiary undertakings, associates or joint ventures was charged against reserves in the year of acquisition.

In 1998, the group adopted FRS 10. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet and amortised over its estimated useful life on a straight-line basis. FRS 10 allows goodwill previously eliminated against reserves to be reinstated, but does not require it. In common with many other UK companies, the group elected not to reinstate such goodwill. The group considered whether reinstatement would materially assist the understanding of readers of its accounts who were already familiar with UK GAAP and decided that it would not.

Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an entity with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an entity is the higher of its value in use, generally the present value of the expected future cash flows from the entity, and its net realisable value.

At the date of disposal of subsidiary undertakings, associates or joint ventures, any unamortised goodwill or goodwill charged directly against reserves is included in the group's share of total net assets of the undertaking in the calculation of the profit on disposal of the undertaking.

Property

The group values its properties on an annual basis and adjustments arising from such revaluations are taken to reserves.

The group depreciates its freehold and long leasehold buildings based on cost or the revalued amounts.

US GAAP

Goodwill

Goodwill acquired up to 30 June 2001 is capitalised and amortised over its estimated useful life but not more than 25 years. Under the transition requirements of SFAS No. 142 'Goodwill and Other Intangible Assets', goodwill acquired after 30 June 2001 is capitalised but not amortised and is subject to annual impairment testing as required under APB No. 17 'Intangible Assets'. All goodwill will cease to be amortised from 31 December 2001.

US GAAP requires the recoverability of goodwill to be assessed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of goodwill relating to an entity is recognised if the sum of the estimated future cashflows (undiscounted and without interest charges) expected to be generated by that entity is less than its carrying amount. If impairment is assessed to exist, the amount recognised is the amount by which the carrying amount of the entity exceeds its fair value.

Property

US GAAP does not permit revaluations of property although it requires recognition of asset impairment. Any realised surplus or deficit is therefore reflected in income on disposal of the property.

Depreciation is charged on all properties based on cost.

44 Differences between UK and US GAAP *(continued)*

UK GAAP

Investment securities

Debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Where dated investment securities are purchased at a premium or discount, these premiums and discounts are amortised through the profit and loss account over the period from date of purchase to date of maturity and included in 'interest income'. Any profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in 'Gains on disposal of investment securities'.

Other debt securities and equity shares held for trading purposes are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as 'Dealing profits'.

US GAAP

Under SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities', all debt securities and equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading. Held-to-maturity debt securities are measured at amortised cost. Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests in a separate component of shareholders' funds. Trading securities are measured at fair value with unrealised holding gains and losses included in earnings. Foreign exchange gains or losses on foreign currency denominated available-for-sale securities are also excluded from earnings and recorded as part of the same separate component of shareholders' funds.

Notes on the Accounts (continued)

44 Differences between UK and US GAAP *(continued)*

UK GAAP

Accruals accounted derivatives

Non-trading derivatives are those which are held for hedging purposes as part of the group's risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-trading derivatives are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market through the profit and loss account.

Derivatives that do not qualify as hedges or synthetic alterations at inception are marked-to-market through the profit and loss account, with gains and losses included within 'Dealing profits'.

US GAAP

SFAS No. 133, 'Accounting for Derivative Instruments and for Hedging Activities' requires that all derivatives be recognised as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as described below.

— For a derivative designated as hedging the exposures to changes in the fair value of a recognised asset or liability or a firm commitment, the gain or loss is recognised in earnings in the period of change together with the associated loss or gain on the hedged item attributable to the risk being hedged.

— For a derivative designated as hedging the exposure to variable cash flows of a recognised asset or liability, or of a forecasted transaction, the derivative's gain or loss associated with the effective portion of the hedge is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion is reported in earnings immediately.

— For net investment hedges, in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the change in fair value of the derivative associated with the effective portion of the hedge is included as a component of other comprehensive income, together with the associated loss or gain on the hedged item. The ineffective portion is reported in earnings immediately.

— For a derivative not designated as a hedging instrument, the gain or loss is recognised in earnings in the period of change in fair value.

The effect of adoption of FAS No. 133 is treated as a change in accounting principles.

44 Differences between UK and US GAAP *(continued)*

UK GAAP	US GAAP
Dividends payable	
Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.
Deferred taxation	
Deferred taxation is provided on timing differences using the liability method only to the extent that it is probable that an actual liability or asset will crystallise.	As provided by SFAS No. 109, 'Accounting for Income Taxes', deferred tax liabilities and assets are recognised in respect of all temporary differences. A valuation allowance is raised against any deferred tax asset where it is more likely than not that the asset, or a part thereof, will not be realised.
Sale and repurchase transactions ('repos') and reverse repos	
Repos and reverse repos are accounted for as if the collateral involved remains with the transferor. On the balance sheet, repos are included within 'Deposits by banks' or 'Customer accounts' and reverse repos are included within 'Loans and advances to banks' or 'Loans and advances to customers'.	Under SFAS No. 140, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities', repos and reverse repos transacted under agreements that give the transferee the right by contract or custom to sell or repledge the collateral give rise to the following adjustments and disclosures. For repos, where the transferee has the right to sell or repledge the collateral, the transferor would report the securities separately in the Financial Statements from other securities not so encumbered. For reverse repos, where the transferee has the right to sell or repledge the collateral, the transferee should not recognise the pledged asset but should disclose the fair value of the collateral and if the transferee sells collateral pledged to it, the proceeds from the sale and the transferee's obligation to return the collateral should be recognised.
Acceptances	
Acceptances outstanding are not included in the consolidated balance sheet.	Acceptances outstanding and the matching customer liabilities are included in the consolidated balance sheet.

44 Differences between UK and US GAAP *(continued)*

The following tables summarise the significant adjustments to net income and shareholders' equity which would result from the application of US GAAP.

Net income	*Note*		**2001 £m**		2000 £m		1999 £m
Attributable profit of the group (UK GAAP)			**1,641**		1,345		1,201
Estimated adjustments regarding:							
Lease financing		**(28)**		(36)		(44)	
Debt swaps		**3**		64		(27)	
Shareholders' interest in long-term assurance fund		**(71)**		(76)		(15)	
Pension costs	*a*	**(40)**		(91)		(173)	
Stock-based compensation		**(68)**		(56)		(45)	
Goodwill	*c,k*	**66**		60		48	
Internal software costs		**74**		54		50	
Revaluation of property		**11**		—		7	
Accruals accounted derivatives	*l*	**197**		63		—	
Foreign exchange on investment securities		**37**		—		—	
Taxation							
— US GAAP	*e*	**(59)**		22		(11)	
— on reconciling items		**(52)**		5		59	
			70		9		(151)
Estimated net income (US GAAP)			**1,711**		1,354		1,050
Per ordinary share			**208.4p**		163.6p		125.8p

Shareholders' equity	*Note*		**2001 £m**		2000 £m
Shareholders' funds (UK GAAP)			**15,630**		14,684
Estimated adjustments regarding:					
Lease financing		**(207)**		(179)	
Debt swaps		**—**		(3)	
Shareholders' interest in long-term assurance fund		**(464)**		(393)	
Pension costs	*a*	**(458)**		(421)	
Goodwill	*c,k*	**(531)**		379	
Internal software costs		**178**		104	
Revaluation of property		**(357)**		(304)	
Accruals accounted derivatives	*l*	**260**		63	
Fair value adjustment for securities available for sale	*d*	**190**		159	
Dividend payable		**913**		600	
Taxation					
— US GAAP	*e*	**147**		206	
— on reconciling items		**150**		201	
			(179)		412
Minority interest in reconciling items			**(3)**		(3)
Estimated shareholders' equity (US GAAP)			**15,448**		15,093

44 Differences between UK and US GAAP *(continued)*

Reconciliation of movements in shareholders' equity adjusted to accord with US GAAP

	2001 £m	2000 £m	1999 £m
Estimated net income (US GAAP)	**1,711**	1,354	1,050
Dividends	**(1,250)**	(900)	(1,197)
	461	454	(147)
Other recognised gains and losses for the year	**(479)**	592	5
New share capital subscribed	**309**	8,999	286
Stock-based compensation capital contribution	**68**	56	45
Minimum pension liability adjustment	**—**	—	141
Change in fair value of securities available for sale	**(4)**	58	(17)
Net addition to shareholders' equity	**355**	10,159	313
Estimated shareholders' equity at 1 January	**15,093**	4,934	4,621
Estimated shareholders' equity at 31 December	**15,448**	15,093	4,934

a *Pension costs*

For the reconciliation below, the group has adopted the provisions of SFAS No. 87, as amended by SFAS No. 132, 'Employers' Disclosures about Pensions and Other Postretirement Benefits', in respect of both the HSBC Bank (UK) Pension Scheme (a funded defined benefit plan) and the CCF Pension Scheme (an unfunded defined benefit plan). The estimated pension costs for these plans computed under SFAS No. 87 are as follows:

	2001 £m	2000 £m	1999 £m
Service cost	**173**	176	175
Interest cost	**377**	359	343
Expected return on plan assets	**(396)**	(342)	(280)
Net amortisation and deferral	**(3)**	(3)	29
Pension costs	**151**	190	267

The estimated funded status of the pension schemes under SFAS No. 87 was as follows:

	2001 £m	2000 £m
Projected benefit obligation		
Benefit at 1 January	**6,978**	6,574
Service cost	**173**	176
Interest cost	**377**	359
Benefits paid	**(206)**	(220)
Acquisition of subsidiary	**14**	148
Actuarial gain	**(395)**	(59)
Exchange movement	**(3)**	—
Benefit at 31 December	**6,938**	6,978
Plan assets at fair value		
Assets at 1 January	**6,667**	6,276
Actual (loss)/gain	**(637)**	512
Employers' contribution	**104**	99
Benefits paid	**(206)**	(220)
Assets at 31 December	**5,928**	6,667

44 Differences between UK and US GAAP *(continued)*

a *Pension costs (continued)*

	2001 £m	2000 £m
Plan assets deficient to projected benefit obligation	**(1,010)**	(311)
Amounts available to be applied as an increase/(reduction) to future pension cost		
— balance of initial transition amount	**(5)**	(10)
— net unrecognised loss/(gain)	**400**	(238)
— unrecognised prior service cost	**12**	14
Accrued benefit liability and pension cost	**(603)**	(545)
US GAAP adjustment		
Accrued net pension cost under US GAAP	**(603)**	(545)
Pension liability recognised for these schemes under UK GAAP	**145**	124
	(458)	(421)

The valuations of plan assets were conducted as at 31 December 2001 and 30 September 2000 for the HSBC Bank (UK) Pension Scheme.

In 2001, plan assets with an accumulated benefit obligation of £158 million (2000: £141 million) and assets with a fair value of £ nil (2000: £nil) had an accumulated benefit obligation in excess of plan assets.

Plan assets are invested primarily in equities and fixed interest securities.

Under SFAS No. 87, the excess of plan assets over the projected benefit obligation at the transition date (1 January 1988) is recognised as a reduction to pension expense on a prospective basis over 15 years.

The financial assumptions used to calculate the projected benefit obligation at 31 December 2001 and 2000 are as follows:

	HSBC Bank (UK) Pension Scheme		*CCF Pension Scheme*	
	2001 %	2000 %	**2001 %**	2000 %
Discount rate	**5.9**	5.5	**5.5**	5.0
Rate of pay escalation	**3.75**	4.0	**3.5**	2.5
Rate of pension increase	**2.5**	2.5	**2.0**	1.5
Rate of return on assets	**6.8**	6.0	**n/a**	n/a

The £151 million US GAAP pension cost (2000: £190 million; 1999: £267 million) compares with £111 million (£102 million relating to the HSBC Bank (UK) Pension Scheme), (2000: £99 million; 1999: £94 million) under UK GAAP. The difference, net of UK corporation tax at 30 per cent in 2001, 30 per cent in 2000 and 30.25 per cent in 1999, results in an additional charge to attributable profit of £28 million (2000: £64 million; 1999: £121 million) under US GAAP.

b *Post-retirement benefits other than pensions*

SFAS No. 106, 'Employers' Accounting for Postretirement Benefits Other than Pensions' requires the cost of post-retirement benefits other than pensions to be accrued over the service lives of employees from the date of full eligibility for all of the benefits expected to be received. The statement permits companies to account for the unfunded and previously unrecognised accumulated benefit obligation either by a full charge to income in the year of adoption, or by amortisation over the average remaining service period of active scheme participants, or 20 years, if greater.

44 Differences between UK and US GAAP *(continued)*

b *Post-retirement benefits other than pensions (continued)*

The UK Urgent Issues Task Force issued Abstract 6 ('UITF 6'), 'Accounting for post-retirement benefits other than pensions' in November 1992. Its requirements are similar to those of SFAS No. 106. The group adopted UITF 6 with effect from 1 January 1993.

Approximately 4,000 (2000: 4,000) pensioners are covered by the group's post-retirement health-care scheme and approximately 900 (2000: 900) staff members may become eligible if they remain with the group until retirement.

The charge relating to post-retirement health-care benefits was made up as follows:

	2001 £m	2000 £m	1999 £m
Interest cost	**8**	8	8
Amortisation of actuarial gain	**(3)**	(3)	(3)
Amortisation of transition obligation	**6**	6	6
	11	11	11

c *Goodwill*

Under US GAAP, goodwill on acquisition up to 30 June 2001 would have been capitalised and amortised over its estimated useful life under the transition requirements of SFAS No. 142. At 31 December 2001, the cost of goodwill acquired on a US GAAP basis was £8,520 million (2000: £8,403 million) and accumulated amortised goodwill was £615 million (2000: £182 million). All goodwill will cease to be amortised from 31 December 2001.

d *Investment securities*

Under SFAS No. 115, the group's investment securities, other participating interests, and debt securities and equity shares with a readily determinable market value acquired in exchange for advances, are classified as available-for-sale securities. All other debt and equity shares are categorised as trading securities.

The book value and market value of these investment securities are analysed as follows:

	Book value	*Market value*	*Book value*	*Market value*
	2001 £m	**2001 £m**	2000 £m	2000 £m
Available for sale	**22,680**	**22,870**	24,236	24,395
Trading	**23,521**	**23,521**	16,608	16,608

Debt securities and equity shares categorised as available for sale under US GAAP give rise to an adjustment in the reconciliation of shareholders' funds under UK and US GAAP, as they are carried at amortised cost less any permanent diminution in value under UK GAAP, but are required to be measured at fair value under SFAS No. 115. The net unrealised holding gains as at 31 December 2001 amounted to £190 million before tax (2000: £159 million) and £130 million (2000: £108 million) after tax and minority interests.

In addition, under US GAAP, debt securities and equity shares acquired in exchange for advances in order to achieve an orderly realisation are required to be accounted for at their fair value at the date of exchange. Under SFAS No. 115, certain debt swaps qualify as securities and, accordingly, have been classified as available for sale. The adjustment to shareholders' funds to reflect the US GAAP treatment of debt swaps included write-downs of £nil at 31 December 2001 (2000: £nil; 1999: £57 million) which related to securities. The adjustments required under SFAS No. 115 have been calculated based on balances that already incorporate the adjustments made for debt swaps.

Notes on the Accounts (continued)

44 Differences between UK and US GAAP *(continued)*

e *Deferred taxation*

Under SFAS No. 109, the group's deferred tax assets were £346 million (consisting of gross deferred tax assets of £488 million less a valuation allowance of £142 million) at 31 December 2001 (2000: £317 million). The group's deferred tax liabilities at 31 December 2001 amounted to £731 million (2000: £732 million).

Realisation of the deferred tax assets of £346 million is considered more likely than not, as the temporary timing differences are expected to reverse in the foreseeable future.

f *Loan impairment*

SFAS No. 114, 'Accounting by Creditors for Impairment of a Loan', as amended by SFAS No. 118, 'Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures', addresses accounting by creditors for impairment of a loan by specifying how allowances for credit losses for certain loans should be determined. A loan is impaired when it is probable that the creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective rate or, as an expedient, at the fair value of the loan's collateral. Leases, smaller-balance homogeneous loans and debt securities are excluded from the scope of SFAS No. 114.

At 31 December 2001 and 2000, the group estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and its value in the group's UK GAAP financial statements was such that no adjustment to net income or shareholders' equity was required.

g *Repurchase agreements*

At 31 December 2001 and 2000, substantially all of the collateral obtained from reverse repo transactions has been utilised by the group and sold or pledged in connection with repo transactions and securities sold, not yet purchased.

h *Stock lending and borrowing transactions*

The group entered into stock lending and borrowing transactions for which either cash or other securities may be received in exchange. Stock lending transactions where the securities lent are subject to sale or repledge amounted to £1,626 million (2000: £1,057 million). Stock borrowing transactions where the securities borrowed are subject to sale or repledge amounted to £699 million (2000: £1,991 million).

i *Statement of consolidated cash flows*

The group prepares its cash flow in accordance with FRS 1 (revised), 'Cash Flow Statements'. Its objectives and principles are similar to those set out in SFAS No. 95, 'Statement of Cash Flows', as amended by SFAS No. 104, 'Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions'.

FRS 1 (revised) defines cash as cash and balances at central banks and advances to banks payable on demand. Under US GAAP, 'Cash equivalents' are defined as short-term highly liquid investments that are both:

— convertible to known amounts of cash; and

— so near their maturity that they present insignificant risk of changes in value because of fluctuations in interest rates.

The other principal differences between UK GAAP and US GAAP are in respect of classification. Under UK GAAP, the group presents its cash flows for (a) Operating activities; (b) Dividends received from associated undertakings; (c) Returns on investments and servicing of finance; (d) Taxation; (e) Capital expenditure and financial investment; (f) Acquisitions and disposals; (g) Equity dividends paid; and (h) Financing. Under US GAAP, only three categories of cash flow activity are required. These are: (a) Operating; (b) Investing; and (c) Financing.

44 Differences between UK and US GAAP *(continued)*

i *Statement of consolidated cash flows (continued)*

Cash flows arising from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be included as operating activities under US GAAP; dividend payments would be included as a financing activity under US GAAP. Cash flows arising from capital expenditure and financial investments, as well as cash flows arising from transfers of subsidiaries and other associated interests under UK GAAP, would be classified as investing activities under US GAAP.

Net changes in loans and advances to customers, including lease financing receivables, would be reclassified from operating activities under UK GAAP to investing activities under US GAAP. Net changes in deposits and other short-term funding not included in cash would be reclassified from operating activities to financing activities.

Under FRS 1 (revised), transactions designated as hedges are reported under the same heading as the related assets or liabilities.

Set out below is a summary combined statement of cash flows under US GAAP.

	2001 £m	2000 £m	1999 £m
Cash flows from operating activities	**2,053**	1,612	1,230
Cash flows from investing activities	**(11,323)**	(4,882)	(7,796)
Cash flows from financing activities	**8,187**	19,367	8,002
Effect of exchange rate changes on cash and cash equivalents	**(196)**	53	(45)
Net movement in cash and cash equivalents under US GAAP	**(1,279)**	16,150	1,391
Cash and cash equivalents at the beginning of the year	**28,959**	12,809	11,418
Cash and cash equivalents at the end of the year	**27,680**	28,959	12,809

j *Profit and loss account presentation*

Provisions for contingent liabilities and commitments

Under US GAAP, 'Provisions for contingent liabilities and commitments' of £34 million, £20 million and £50 million for 2001, 2000 and 1999 respectively, would be classified as 'Operating expenses'.

Amounts written off fixed asset investments

Under US GAAP, 'Amounts written off fixed asset investments' of £29 million, £2 million and £3 million for 2001, 2000 and 1999 respectively, would be classified as 'Other operating income'.

Gains on disposal of investments and tangible fixed assets

Under US GAAP, 'Gains on disposal of investments and tangible fixed assets' of £233 million, £77 million and £22 million for 2001, 2000 and 1999 respectively, would be classified as 'Other operating income'.

k *Acquisition of HSBC Guyerzeller Bank AG and restructuring of HSBC Private Banking Holdings (Suisse) SA*

Note 21 in the Notes on the Accounts, prepared under UK GAAP, refers to the acquisition of HSBC Guyerzeller Bank AG and the group reorganisation of HSBC Private Banking Holdings (Suisse) SA.

Under US GAAP, these transactions are accounted for as transfers of entities under common control using the 'as if' pooling basis. The excess of purchase price over book value has been accounted for as a return of capital, as US GAAP does not allow for the recognition of goodwill on transfers between entities under common control as permitted under UK GAAP. Net income and shareholders' equity have been restated in accordance with US GAAP in the goodwill line.

44 Differences between UK and US GAAP *(continued)*

l *Accruals accounted derivatives*

As of 31 December 2001, the group elected not to designate any derivative contracts for hedge accounting.

45 Approval of the accounts

These accounts were approved by the Board of Directors on 4 March 2002.

46 Ultimate parent company

The ultimate parent company of the group is HSBC Holdings plc, which is incorporated in England.

HSBC Holdings plc is the only undertaking for which consolidated accounts that include the consolidated accounts of the group are drawn up.

HSBC Holdings plc is HSBC Bank plc's direct and ultimate controlling party as defined under Financial Reporting Standard 8, 'Related Party Disclosures'.

Copies of HSBC Holdings plc's *Annual Review 2001* and *Annual Report and Accounts 2001* can be obtained from its registered office at 10 Lower Thames Street, London EC3R 6AE, or on the HSBC Group's web site, www.hsbc.com.

Five-Year Summary

Summary Consolidated Profit and Loss Account

Amounts in accordance with UK GAAP

	2001 **£m**	2000 £m	1999 £m	1998 £m	1997 £m
Interest receivable	**9,483**	7,799	5,653	6,481	5,855
Interest payable	**(5,952)**	(5,083)	(3,262)	(4,244)	(3,652)
Net interest income	**3,531**	2,716	2,391	2,237	2,203
Other income	**3,447**	2,705	2,146	1,805	1,839
Operating income	**6,978**	5,421	4,537	4,042	4,042
Operating expenses	**(4,579)**	(3,139)	(2,467)	(2,297)	(2,323)
Operating profit before provisions	**2,399**	2,282	2,070	1,745	1,719
Provisions					
— provisions for bad and doubtful debts	**(308)**	(244)	(281)	(196)	(129)
— provisions for contingent liabilities and commitments	**(34)**	(20)	(50)	(59)	(3)
Amounts written off fixed asset investments	**(29)**	(2)	(3)	(1)	(4)
Operating profit	**2,028**	2,016	1,736	1,489	1,583
Share of operating profit/(loss) in joint ventures and associates	**29**	(47)	(34)	(1)	9
Gains on disposal of					
— investments	**224**	75	21	28	24
— tangible fixed assets	**9**	2	1	6	9
Profit on ordinary activities before tax	**2,290**	2,046	1,724	1,522	1,625
Tax on profit on ordinary activities	**(551)**	(603)	(518)	(479)	(559)
Profit on ordinary activities after tax	**1,739**	1,443	1,206	1,043	1,066
Minority interests	**(98)**	(98)	(5)	(1)	(15)
Profit for the financial year attributable to shareholders	**1,641**	1,345	1,201	1,042	1,051
Dividends (including amounts attributable to non-equity shareholders)	**(1,563)**	(1,200)	(1,147)	(693)	(644)
Retained profit for the year	**78**	145	54	349	407
Earnings per ordinary share (basic and diluted)	**198.0p**	162.6p	144.8p	125.3p	126.3p
Dividends per ordinary share	**188.2p**	144.3p	138.0p	81.6p	75.3p
Dividend payout ratio	**95.1%**	88.8%	95.3%	65.1%	59.6%
Ratio of earnings to combined fixed charges and preference share dividend[1]					
— excluding interest on deposits	**6.5**	6.5	6.2	5.4	5.7
— including interest on deposits	**1.4**	1.4	1.5	1.3	1.4

1 *For the purpose of calculating the ratios of earnings to combined fixed charges and preference share dividends, earnings consist of profit before tax and minority interests, less the unremitted income of joint ventures and associates plus fixed charges. Fixed charges consist of total net interest expense, including or excluding interest on deposits, as appropriate, and the proportion of rental expense deemed representative of the interest factor.*

Five-Year Summary (continued)

Summary Consolidated Balance Sheet

Amounts in accordance with UK GAAP

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Assets					
Treasury bills and other eligible bills	**2,937**	5,699	4,026	2,562	2,974
Loans and advances to banks	**32,331**	29,821	12,226	11,516	13,379
Loans and advances to customers	**89,001**	80,521	57,592	52,371	50,143
Debt securities	**41,877**	34,185	14,836	18,734	17,418
Other assets	**36,190**	34,977	17,788	19,663	18,162
Total assets	**202,336**	185,203	106,468	104,846	102,076
Liabilities					
Deposits by banks	**28,779**	29,141	11,780	11,882	12,267
Customer accounts	**118,886**	102,188	66,094	60,299	57,902
Debt securities in issue	**8,574**	9,307	3,945	5,014	4,737
Other liabilities	**24,628**	23,949	16,367	19,488	19,436
Subordinated liabilities					
— undated loan capital	**1,487**	1,485	1,259	1,235	1,241
— dated loan capital	**2,948**	3,727	2,114	2,145	2,056
Minority interests	**1,404**	722	41	3	2
Shareholders' funds (including non-equity interests)	**15,630**	14,684	4,868	4,780	4,435
Total liabilities	**202,336**	185,203	106,468	104,846	102,076
Attributable profit as a percentage of:					
Average shareholders' funds (equity)	**10.4%**	18.7%	25.9%	23.4%	26.0%
Average total assets	**0.8%**	1.0%	1.1%	1.0%	1.0%
Average capital:					
Undated and dated subordinated loan capital, minority interests and shareholders' funds (equity) as a percentage of average total assets	**10.9%**	8.8%	7.8%	7.5%	7.6%
Shareholders' funds (equity) as a percentage of average total assets	**7.6%**	5.0%	4.1%	3.9%	3.7%

Summary Financial Data

Amounts in accordance with US GAAP

	2001	2000	1999	1998	1997
	£m	£m	£m	£m	£m
Profit for the financial year attributable to shareholders from continuing operations	**1,711**	1,354	1,050	1,037	1,095
Total assets	**201,166**	192,306	109,819	108,393	105,532
Shareholders' funds (including non-equity interests)	**15,448**	15,093	4,934	4,933	4,749
Earnings per ordinary share	**208.4p**	163.6p	125.8p	124.7p	132.0p
Dividends per ordinary share	**150.6p**	106.6p	144.3p	81.6p	69.0p
Dividend payout ratio	**72.2%**	65.2%	114.8%	65.4%	52.3%
Attributable profit as a percentage of:					
Average shareholders' funds (equity)	**11.0%**	18.2%	21.8%	21.9%	25.0%
Average total assets	**0.9%**	0.9%	1.0%	1.0%	1.0%
Average capital:					
Undated and dated subordinated loan capital, minority interests and shareholders' funds (equity) as a percentage of average total assets	**10.7%**	8.6%	8.0%	7.7%	8.0%
Shareholders' funds (equity) as a percentage of average total assets	**7.6%**	5.0%	4.3%	4.0%	4.0%
Ratio of earnings to combined fixed charges and preference share dividend [1]					
— excluding interest on deposits	**6.8**	6.5	5.6	5.3	5.8
— including interest on deposits	**1.4**	1.4	1.4	1.3	1.4

1 *For the purpose of calculating the ratios of earnings to combined fixed charges and preference share dividends, earnings consist of profit before tax and minority interests, less the unremitted income of joint ventures and associates plus fixed charges. Fixed charges consist of total net interest expense, including or excluding interest on deposits, as appropriate, and the proportion of rental expense deemed representative of the interest factor.*

At 31 December 2001, total assets include a US GAAP adjustment in respect of accruals accounted derivatives. In accordance with SFAS No. 133, comparative figures have not been re-stated.

The above comparatives have been re-stated in accordance with Note 44 k.

Shareholder Information

Control of Registrant

The whole of the ordinary share capital and the one preferred ordinary share of HSBC Bank plc are 100 per cent owned by HSBC Holdings plc.

None of the Directors or executive officers owned any ordinary shares in HSBC Bank plc at 31 December 2001.

Nature of Trading Market

The authorised and issued, allotted and fully paid share capital of the bank is as set out in Note 32 of the Notes on the Accounts.

Exchange Controls and Other Limitations Affecting Security Holders

There are no UK exchange controls that would affect payments to holders of the bank's securities who are US citizens or residents.

Taxation

The following is a summary of certain US federal and UK tax considerations relevant to the acquisition, ownership and disposition of dollar-denominated preference shares, ADRs and debt securities (issued by the bank) by a holder that qualifies as a resident of the United States for the purposes of, and is fully entitled to benefits under, the income tax treaty between the United States and the United Kingdom (an 'Eligible US Holder'). Holders should consult their own advisers regarding their entitlement to treaty benefits and other matters relevant to their particular circumstances.

This summary deals only with original purchasers who hold dollar-denominated preference shares, ADRs or debt securities as capital assets, and does not address tax considerations applicable to investors who may be subject to special tax rules. The summary does not address the tax treatment for persons or entities who hold dollar-denominated preference shares, ADRs or debt securities in connection with the conduct of business in the United Kingdom. Special considerations applicable to certain classes of debt securities are discussed in the relevant prospectus supplement.

UK taxation

Dividends

Up to 5 April 1999, an Eligible US Holder generally was entitled to receive, in respect of a cash dividend from the bank, an additional payment (a 'treaty payment') equal to the associated UK tax credit to which an individual resident in the United Kingdom was entitled, reduced by a UK withholding tax not exceeding 15 per cent of the sum of the cash dividend and the associated UK tax credit. As a result, an Eligible US Holder receiving a dividend of US$80 from the bank was entitled to receive a treaty payment of US$5 (i.e. an associated UK tax credit of US$20, less UK withholding tax of US$15), for a total receipt after UK taxes but before US taxes of US$85.

From 6 April 1999, the amount of the tax credit has fallen from 20 per cent to 10 per cent of the aggregate of the dividend and the tax credit. So, for example, on a dividend of US$80, the tax credit is US$8.89 (i.e. 10 per cent of US$80 plus US$8.89). An effect of the changes has been to reduce the treaty payment to zero for dividends paid after 5 April 1999.

Under the terms of issue prospectus in respect of each dollar-denominated preference share, the bank has guaranteed a fixed tax credit inclusive return to the shareholders. Therefore, in the above example, for dividends paid after 5 April 1999 the tax credit inclusive return has been maintained by the bank increasing the cash dividend to US$90, i.e. US$100 inclusive as before.

Interest

Payments of interest on debt securities will be exempt from UK withholding tax so long as the Global Security (debt securities are issued as a Global Security in bearer form) remains in its current form and continues to be quoted on the New York or London Stock Exchange. A paying agent or collecting agent in the United Kingdom may be required to report details of the interest to the UK Inland Revenue. This information may be exchanged with the investor's own fiscal authority.

Disposal

An Eligible US Holder who is not resident (nor, in the case of an individual, ordinarily resident) in the United Kingdom normally will not be liable for UK taxation on any capital gain realised on the sale or redemption of a dollar preference share, ADR or debt security.

Stamp duty

No UK stamp duty will be payable on the transfer of, or agreement to transfer, an ADR, or beneficial ownership of an ADR, provided that the ADR and any separate instrument of transfer or written agreement to transfer is executed and remains at all times outside the United Kingdom. In the event that the dollar-denominated preference shares are not held as ADRs, UK stamp duty or stamp duty reserve tax normally will be payable on or in respect of transfers of dollar-denominated preference shares. Prospective purchasers of dollar-denominated preference shares should consult their own advisers regarding this issue. No UK stamp duty will be payable on the acquisition or transfer, or agreement to transfer, of a beneficial interest in the Global Security, provided that the Global Security remains in its current form and that any instrument of transfer or agreement to transfer is not executed in the United Kingdom and remains at all times outside the United Kingdom.

US taxation

Dividends

The gross amount of dividends received by an Eligible US Holder (including amounts in respect of the associated UK tax credit) will be treated as foreign source dividend income for US tax purposes, and will not be eligible for the dividends received deduction allowed to corporations. UK taxes withheld from dividend distributions (in effect 10 per cent) are eligible for credit against an Eligible US Holder's US federal income tax liability, subject to generally applicable limitations. If the bank declares and pays a special dividend in connection with the redemption of dollar-denominated preference shares of any series, that special dividend, although no authority directly addresses the issue, should be treated for US tax purposes in the same manner as any other dividend paid by the bank.

Interest

Payments of interest on a debt security should be included in an Eligible US Holder's income at the time that such payments accrue or are received, in accordance with the Eligible US Holder's method of tax accounting.

Disposal

Upon the sale, exchange or redemption of a dollar-denominated preference share or ADR, a US holder generally will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised (including in the case of a redemption, any related associated UK tax credit, but excluding amounts treated as dividends for US tax purposes) and the holder's tax basis in the dollar-denominated preference share or ADR. Upon the sale, exchange or retirement of a debt security, a US holder generally will recognise a gain or loss equal to the difference between the amount realised on the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the holder's tax basis in the debt security.

Memorandum and Articles of Association

The following information is a summary of the material terms of the HSBC Bank plc ('the bank') Memorandum of Association (the 'Memorandum') and Articles of Association as in effect at 31 December 2001 (the 'Articles') and certain relevant provisions of the Companies Act 1985, as amended (the 'Companies Act'). The Memorandum and Articles are registered with the Registrar of Companies of England and Wales with registered number 14259. Holders of the Shares are encouraged to read the bank's full Memorandum and Articles.

Purpose and objects

The bank was established to conduct banking business of all kinds in all parts of the world and transacting and doing all matters and things incidental thereto.

Shareholder Information (continued)

Authorised capital

The authorised share capital of the bank is:

- £1,150,000,000, divided into 999,999,999 ordinary shares of nominal value £1 each (the 'Shares'), 1 preferred share of £1 each and 150,000,000 non-cumulative preferred shares of £1 each, and
- US$2,000,000 divided into 200,000,000 non-cumulative preference shares of $0.01 each.

All the ordinary shares and one preferred share of £1 is held by HSBC Holdings plc. There are no other sterling preference shares in issue.

The non-cumulative dollar preference shares are described in the bank's registration statement on Form F-3 (File No. 53-99468) and incorporated by reference.

Directors

Powers

The Board is empowered to exercise all powers of the bank to borrow money and to mortgage all or any part of the undertaking, property and assets, both present and future, of the bank. The Board, subject to the Companies Act, may issue debentures and other securities outright or for use as collateral for any debt, or other obligations, of the bank or any third party.

Interested Directors

A Director may enter into contracts or other arrangements with the bank or in which the bank is otherwise interested so long as:

- the interested Director discloses his interests to the Board, and
- the interested Director does not vote on, and is not counted in the quorum in relation to, any contract or other arrangements to which the bank is a party and in which he (or any related person as defined in the Companies Act) has an interest.

A Director may not vote on or be counted in the quorum for any resolution of the Board or any Board committee concerning his own appointment, including fixing or varying the terms of his appointment or termination. Any Director may vote on and be counted in the quorum for any resolution of the Board or a committee of the Board concerning the appointment of any other Director.

Retirement

In accordance with Section 293 of the Companies Act and the Articles, Directors must retire at the annual general meeting next following their seventieth birthday.

SEC Cross-Reference Sheet and Other Information

Cross-Reference Sheet

SEC Cross-Reference Sheet and Other Information (continued)

Cross-Reference Sheet *(continued)*

* Filed with the Securities and Exchange Commission.

Term Used	US Equivalent or Brief Description
Accounts	Financial statements
Advance Corporation Tax	Tax paid on company distributions offsettable against UK taxes due on income (repealed with effect 6 April 1999)
Allotted	Issued
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Class of business	Industry segment
Creditors	Payables
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Financial Review	Management's Discussion and Analysis
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans and advances	Lendings
Loan capital	Long-term debt
Net asset value	Book value
Nominal value	Par value
Ordinary shares	Common stock
Overdraft	A line of credit, contractually repayable on demand unless a fixed term has been agreed, established through a customer's current account

SEC Cross-Reference Sheet and Other Information (continued)

Glossary of Terms *(continued)*

Term Used	US Equivalent or Brief Description
Preference shares	Preferred stock
Premises	Real estate
Profit and loss account	Income statement
Profit and loss account reserve	Retained earnings
Provisions	Allowances
Revaluation reserve	Increase or temporary decrease in the valuation of certain assets as compared with historical cost
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders' funds	Stockbrokers' equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Tangible fixed assets	Property and equipment
Write-offs	Charge-offs

Published by HSBC Bank plc, Poultry
London EC2P 2BX, United Kingdom
Registered in England: number 14259

HSBC Bank plc is regulated by the Financial Services Authority.

Produced by Group Corporate Affairs
HSBC Holdings plc, London

Designed by Group Public Affairs
The Hongkong and Shanghai Banking Corporation Limited
Hong Kong

Printed by Taylor Bloxham Limited, Leicester
United Kingdom

Stock no. 95166-9

HSBC Bank plc
Poultry, London EC2P 2BX, United Kingdom
Telephone: 020 7260 8000
Facsimile: 020 7260 7065
Web: www.hsbc.co.uk